As filed with the Securities and Exchange Commission on May 17, 2005

Registration No. 333-123742

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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Tripos, Inc.

(Exact name of registrant as specified in its charter)

Utah	7372	43-1454986
(State of Incorporation)	(Primary Standard Industrial	(I.R.S. Employer
	Classification Code Number)	Identification No.)

_______________

1699 South Hanley Road

St. Louis, MO 63144

(314) 647-1099

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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John P. McAlister III

President and Chief Executive Officer

Tripos, Inc.

1699 South Hanley Road

St. Louis, MO 63144

(314) 647-1099

(Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)

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Copies to:

Henry D. Kahn, Esq.	P. Christian Anderson, Esq.	John J. Gilluly III, P.C.
Thene M. Martin, Esq.	Snell & Wilmer L.L.P.	Erin J. Carmody DLA Piper Rudnick Gray Cary US LLP
Hogan & Hartson L.L.P.	15 West South Temple, Suite 1200	1221 South MoPac Expressway
111 South Calvert Street	Gateway Tower West	Suite 400
Baltimore, MD 21202	Salt Lake City, UT 84101	Austin, TX 78746
(410) 659-2700	(801) 257-1900	(512) 457-7000

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Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated ________, 2005

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

[TRIPOS LOGO]

867,371 Shares

Tripos, Inc.

Common Stock

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This prospectus relates to the offer and sale from time to time of up to 867,371 shares of our common stock by the our shareholders named in this prospectus. Of the shares covered by this prospectus, 711,121 shares have been issued and 156,250 shares are issuable upon exercise of outstanding warrants. We will not receive any of the proceeds from the shares sold by the selling shareholders, but we will incur expenses in connection with the offering. Assuming that all of the warrants held by selling shareholders are exercised for cash, we will realize proceeds of $700,000.

Our common stock is listed on the NASDAQ National Market under the symbol "TRPS." On May 16, 2005, the last reported sale price of our common stock as reported on the NASDAQ National Market was $4.08  per share.

The selling shareholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling shareholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

Our principal executive offices are located at 1699 South Hanley Road, St. Louis, MO 63144, and our telephone number is (314) 647-1099.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2005.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that is important to you. You should read this prospectus carefully, particularly the section entitled "Risk Factors" and the financial statements and the related notes to those statements, and the other documents to which this prospectus refers you. Unless otherwise indicated or the context otherwise requires, the terms "Tripos," "we," "our," and "us" refer to Tripos, Inc. and its subsidiaries.

Overview

We are an integrated provider of products and services for the drug discovery needs of pharmaceutical and biotechnology companies around the world. Tripos was formed in 1979 to commercialize software to meet the growing demand for molecular visualization, analysis and design. The Tripos strategy is centered on our ability to meet this demand by delivering solutions which include an integrated offering of technologies for in silico discovery for the expert user and the non-computational chemist, information-rich chemical libraries, and collaborative chemistry research projects.

Tripos Services

Our discovery informatics and discovery research products and services enable life science companies to enhance their drug discovery capabilities. We combine our resources in computer-aided molecular design, cheminformatics, chemistry research and production, with scientists on our staff to address the challenges facing pharmaceutical research organizations. We deliver products and services internationally recognized for their innovation and quality. By formulating new chemical compounds and aiding our partners' design of new chemical compounds in ways that we believe are more likely to result in drug discoveries, we offer our customers advantages in terms of research cycle time, cost, and efficiency of research activities. Our primary services are:

  Discovery Informatics Products. Discovery informatics products offer customers the ability to accelerate the identification and optimization of new compounds that have the potential to become drug products. Our design tools improve the efficiency of the research process by identifying physical and structural properties of molecules that are likely to make them suitable as drugs, and then use this information to design novel molecules that possess these properties. Our proprietary software is used by scientists at major research facilities around the world to manage, analyze and share biological and chemical information.

  Discovery Informatics Services. Our informatics consulting group draws upon over 26 years of experience developing scientific software applications for the pharmaceutical and biotechnology industries. Our highly trained scientists and engineers work in scientific software consulting teams to build exceptional enterprise, desktop, and data analysis applications specifically designed for research decision support.

  Discovery Research Products and Services. Our discovery research services capabilities enable us to partner with pharmaceutical and biotechnology companies to enhance the effectiveness of their research programs. We offer our customers expertise in compound design, compound synthesis, molecular analysis, lead discovery, lead optimization, and medicinal chemistry to facilitate research activities.

The Tripos Strategy

Our business model is based primarily on deriving recurring revenues from our discovery informatics and discovery research businesses and secondarily on achieving contributions from therapeutic collaborations if and when new therapeutics are developed.

We believe that we have been able to rapidly and cost effectively achieve our customer penetration levels because of the following competitive advantages:

  Quality customized products and integrated services. In building our discovery services and enterprise consulting capabilities, we have focused on developing an integrated suite of offerings to stay at the leading edge of scientific research. Through our discovery informatics and discovery research products and services we offer comprehensive, customized solutions to address many of the research needs of our customers. We apply computational design and analysis skills in our laboratories, where we employ all of our software technologies, to develop new chemical entities for our customers. Applying this scientific discipline, we have developed and applied informatics solutions that incorporate the full array of biological, chemical, screening and other scientific data along with comprehensive data mining and analysis, to meet the need of the discovery scientist.

  Competitively superior scientific and technological innovation. In addition to creating product and service offerings, our chemistry research activities have created an opportunity for us to participate in therapeutic collaborations with certain of our customers, giving us the potential for milestones and/or royalty interests in early-stage new drug candidates. These products enhance our ability to offer an enriched product line and represent a material percentage of our annual revenue. Using our strategy as an integrated provider, we are also able to apply the Tripos solution to work with smaller companies in therapeutic collaborations. Partnerships such as these demonstrate our continued efforts to improve the overall efficiency of our research strategy through enhanced integration, communication and analysis.

  Strategic growth into international markets. Because our customers frequently have both domestic and international operations, our sales staff and scientists in foreign locations work closely with their counterparts in the United States to ensure that our customers' international needs are met in a coordinated and consistent fashion. We sell software licenses and compound products through our wholly owned subsidiaries in Canada and Europe and through a network of distributors and agents in the Pacific Rim, South America and India. We believe that revenues from foreign activities will continue to account for a significant percentage of our total net sales.

  Sustained performance. We have maintained our position as a leader in discovery products and services through our continued ability to enhance our product line, develop new products, maintain technological competitiveness, integrate complementary third-party products and meet a rapidly evolving range of customer requirements. We are aware that factors such as the technological and creative skills of our personnel, new product development, frequent product enhancements, name recognition and reliable product support are important in maintaining a sustained technology leadership position. We will continue to make substantial investments in product and technology development to meet our customers' demands.

Risk Factors

You should consider carefully the information about these and other risks set forth under the caption "Risk Factors" beginning on page 6.

Recent Developments

On December 22, 2004 we announced an agreement to acquire Optive Research, Inc., a software company offering discovery informatics products complementary with our own to the pharmaceutical and biotechnology industry. The transaction was completed on January 5, 2005, for consideration totaling $7.93 million. The acquisition was accomplished through a merger of a newly−formed, wholly−owned subsidiary of Tripos with and into Optive, with Optive surviving as our subsidiary. Under the terms of the agreement, we issued 599,515 shares of our common stock with a value of $3.18 million based upon the market value on January 4, 2005 (a portion of which is contractually restricted) and $4.75 million in cash to Optive's former shareholders. The cash portion was funded by a group of new investors through the issuance of $3.5 million of subordinated debt bearing an interest rate of 11.42%, 111,606 shares of common stock with a negotiated value of $500,000, and warrants to purchase 156,250 shares of common stock at $4.48 per share.

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Our principal executive offices are located at 1699 South Hanley Road, St. Louis, MO 63144, and our telephone number is (314) 647-1099. We maintain an Internet site on the World Wide Web at http://www.tripos.com. Information on our website is not, and should not be deemed to be, part of this prospectus.

THE OFFERING

Common stock offered by the selling shareholders	867,371 shares, of which 711,121 shares have been issued and 156,250 shares are issuable upon exercise of outstanding warrants.

Selling shareholders	See "Selling Shareholders" for more information on the selling shareholders in this transaction

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering

Nasdaq National Market Symbol	TRPS

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. The following tables show summary portions of our historical consolidated financial data for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005.

Our summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes, which have been included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2002 has been derived from our audited consolidated financial statements not appearing in this prospectus. The unaudited selected consolidated financial information as of March 31, 2004 and 2005 and for each of the three-month periods then ended has been derived from the unaudited consolidated financial statements of the Company for each respective period presented and, in the opinion of management, reflects all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results of operations for these periods. The results of operations of the Company for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year. Our historical results are not necessarily indicative of our results for any future period.

We have presented the following data in thousands, except per share amounts.
	For the Year Ended December 31,			Three Months Ended March 31,
Consolidated Statements of Operations	2002	2003	2004	2004	2005
In thousands, except per share amounts				(unaudited)
Net Sales:
Discovery informatics products & support	$ 22,182	$ 23,702	$ 24,639	$ 5,974	$ 6,263
Discovery informatics services	7,956	3,241	4,005	715	668
Discovery research products & services	18,016	26,245	36,004	8,727	8,102
Hardware	937	960	131	44	10
Total net sales	49,091	54,148	64,779	15,460	15,043
Cost of sales	20,601	26,240	32,752	7,693	7,907
Gross profit	28,490	27,908	32,027	7,767	7,136
Operating expenses:
Sales and marketing	15,476	13,195	12,560	3,142	2,945
Research and development	10,102	12,917	9,294	2,828	1,921
General and administrative	6,886	7,241	7,771	1,879	1,965
Total operating expenses	32,464	33,353	29,625	7,849	6,831
Income (loss) from operations	(3,974)	(5,445)	2,402	(82)	305
Other income (expense), net	3,419	9,114	(160)	42	(587)
Income (loss) before income taxes	(555)	3,669	2,242	(40)	(282)
Income tax expense (benefit)	(587)	1,569	2,010	(15)	(71)
Net income	32	2,100	232	(25)	(211)
Preferred dividends	37	--	--	--	--
Net income (loss) allocable to Common shareholders	$ (5)	$ 2,100	$ 232	$ (25)	$ (211)

Basic earnings (loss) per share	$(0.00)	$0.23	$0.03	$(0.00)	$(0.02)
Basic weighted average number of shares	8,615	8,949	9,206	9,047	10,060
Diluted earnings (loss) per share	$(0.00)	$0.23	$0.02	$(0.00)	$(0.02)
Diluted weighted average number of shares	8,615	9,333	9,357	9,047	10,060

	For the Year Ended December 31,			Three Months Ended March 31,
Consolidated Balance Sheet Data	2002	2003	2004	2004	2005
				(unaudited)
Working capital (deficit)	$ 12,625	$ 744	$ (3,077)	$ (56)	$ (947)
Total assets	62,971	71,695	73,122	70,128	75,826
Long-term obligations, less current portion	7,382	6,378	2,653	6,074	8,569
Total shareholders' equity	$ 30,324	$ 26,994	$ 27,866	$ 27,224	$ 32,199

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as all other information contained in this prospectus, before making a decision regarding an investment in our common stock. If we cannot address the following risks and uncertainties effectively, our business, financial condition or results of operations could be materially and adversely affected.

RISKS RELATING TO OUR BUSINESS

We cannot be certain that our sales strategy will be effective in achieving additional sales of our products.

Our strategy of providing direct integration of sophisticated information technology with the experimental sciences in the form of chemical laboratories to produce faster, more cost−effective new product discovery has not yet garnered widespread commercial acceptance. This integrated approach requires our sales force to broaden its existing knowledge base in selling discovery software to include selling software consulting and discovery research. We cannot be certain that our sales force will be able to efficiently widen its knowledge base and then apply that information to make additional sales. There can be no assurance that the market will accept our integrated approach or that competitors will not offer other approaches that gain greater technological or market acceptance.

We face uncertainty in raising additional capital that may be necessary to fund our operations.

We may seek to raise additional capital through additional public or private debt or equity financings, collaborative arrangements, borrowings or other available sources. There can be no assurance that additional funding will be available on terms that are favorable to Tripos and its shareholders, if at all. If additional capital is raised through the sale of equity or securities convertible into equity, the issuance of these securities could result in dilution to our existing shareholders. If we cannot obtain additional financing when needed, we could be forced to curtail some of our current activities or delay implementation of other initiatives.

Our current and potential customers consist primarily of pharmaceutical and biotechnology companies, which face risks that could affect our ability to sell our products.

We have benefited to date from the increasing trend among pharmaceutical and biotechnology companies to outsource chemical research and development projects. However, a reversal or slowing of this trend or a general economic downturn in these industries, such as experienced in 2002, could have a material adverse effect on our business, financial condition and results of operations. Thus, our ability to generate revenue is subject to risks and uncertainties that could cause reductions and delays in research and development expenditures within our industry. These risks and uncertainties are not within our control. In addition, further consolidation in the pharmaceutical and biotechnology industries will reduce the number of our potential customers, and may adversely affect our future revenues. If one of the parties to a consolidation uses the products or services of one of our competitors, we may lose existing customers as a result of such consolidation.

We derive a significant portion of our revenues from a limited number of large customers.

We seek to enter into large, multi−year contracts with large pharmaceutical companies and biotechnology companies. It is difficult for us to predict when contracts of this nature will be awarded or the terms of these contracts. In addition, the terms of these contracts may permit the customer to terminate the contracts or reduce their requirements. We may not always be in a position to adjust utilization of our resources to the needs of one or more of these large−contract customers.

In 2004, 2003 and 2002, we obtained 54%, 52% and 33%, respectively, of our total revenues from Pfizer, Inc. One of our agreements with Pfizer, Inc., under which we may realize $22 million in revenues in 2005, expires in December, 2005. There is no assurance that Pfizer, Inc. will renew this agreement upon its expiration. The termination of our relationship with Pfizer, Inc. and our failure to broaden our customer base, could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers, including Pfizer, Inc., that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to allow us to achieve profitability.

We face the pressures of an extremely competitive market, and our business would suffer if we are unable to effectively compete.

We compete globally with the research departments of pharmaceutical companies, biotechnology companies, combinatorial chemistry companies, contract research companies and research and academic institutions in size, relative expertise and sophistication, speed and costs of identifying and optimizing potential lead compounds and developing and optimizing chemical processes. These competitors may have greater financial and other resources and more experience than we have in certain research and development methods. In addition, internal departments of corporations may be resistant to outsourcing software development, because it could reduce those departments' budgets. Moreover, our competitors may, in the future, offer broader product lines or technologies or products that are more commercially attractive than our current or future products or that may render our technologies or products obsolete.

We may incur significant costs in protecting our intellectual property rights or responding to claims of infringement from others.

Our success will depend, in part, on our ability to obtain and enforce patents, protect trade secrets and copyrights, enforce restrictive licenses granted to third parties, obtain licenses to technology owned by third parties when necessary or developed in collaboration with us, and conduct our business without infringing the proprietary rights of others. We currently rely upon a combination of trademark, patent, copyright and trade secret laws, employee and third party non−disclosure agreements and other contracts to protect our proprietary rights. Nevertheless, our efforts to protect our intellectual property may be inadequate and we may be unable to prevent others from offering products and services substantially similar to ours. We also need to secure and maintain adequate protection of our intellectual property outside of the United States, because our sales are global. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies engaging in international business have encountered considerable difficulties in safeguarding their proprietary rights in foreign jurisdictions.

Moreover, third parties may claim that our current or future products or services infringe upon their intellectual property. Litigation over these issues could be a significant distraction and we may incur significant costs, including damages. In the event that it is determined that one of our products infringe upon another's proprietary rights, we may be required to obtain a license in order to continue selling our products. That license may not be available to us on favorable terms, or at all.

We may experience significant fluctuations in our quarterly operating results as a result of uncertainties relating to our ability to generate additional revenues, manage our expenditures and other factors, certain of which are outside our control.

We have historically experienced fluctuations in our quarterly results. Quarterly operating results may continue to fluctuate as a result of a number of factors, including lengthy sales cycles, market acceptance of new products and upgrades, timing of new product introductions, changes in pricing policies, changes in general economic and competitive conditions, seasonal slowdowns, and the timing and integration of acquisitions. We also expect to continue to experience fluctuations in quarterly operating results due to general and industry specific economic conditions that may affect the research and development expenditures of pharmaceutical and biotechnology companies. Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter−to−quarter comparisons of our operating results are not a good indication of our future performance.

Our business and operating results could be adversely affected by our inability to accurately estimate the revenue or costs on a contract.

We seek to enter into long−term contracts with our customers, which generally are accounted for on a percentage−of−completion basis. This methodology requires the ability to accurately estimate total costs to be incurred in order to match revenues accordingly. If we are unable to accurately estimate the costs of these projects, we may be required to defer costs and revenues on these contracts until milestone delivery events are achieved (costs are assured). Profitability on these contracts may be driven by the extent of utilization of our billable personnel and our ability to control project costs. Accounting for a contract requires judgment relative to assessing the contract's estimated risks, revenue and costs, and on making judgments on other technical issues. Due to the size and nature of many of our contracts, the estimation of overall risk, revenue and cost at completion is complicated and subject to many variables. Changes in underlying assumptions, circumstances, or estimates may also adversely affect future period financial performance.

Our business is dependent upon the extent to which pharmaceutical and biotechnology companies collaborate with drug discovery companies for one or more aspects of their drug discovery process. If we are unable to enter into joint venture or collaborative arrangements with third parties, our business would suffer.

Our commercial success depends on our ability to enter into joint venture or other collaborative arrangements with third parties. To date, we have entered into numerous such arrangements with large pharmaceutical companies and emerging biotechnology companies. There can be no assurance that we will be able to continue to establish these collaborations, that any such collaborations will be on favorable terms, or that current or future collaborations will ultimately be successful.

Our ability to convince pharmaceutical and biotechnology companies to use our drug discovery capabilities, rather than develop them internally, will depend on many factors, including our ability to:

*provide scientists and technologies that are of the highest caliber;

* develop drug discovery technologies that will result in the identification of higher quality drug candidates;

* achieve expected results within our customers' timeframes, meeting quality and cost guidelines; and

* design, create and manufacture sufficient quantities of our chemical compounds for our customers.

Even if we are able to address these factors, these customers may nevertheless determine to perform these activities internally or with other companies that provide services similar to ours.

If we fail to retain our key personnel our ability to operate our business may be adversely affected.

Our future success depends to a significant degree upon the continued service of key senior management personnel, in particular, our President and Chief Executive Officer, Dr. John P. McAlister, as well as key technical personnel within the software, consulting and chemistry operations. We believe that Dr. McAlister's reputation and prominence in the field provide us with a competitive advantage. None of our key personnel is bound by an employment agreement or covered by an insurance policy where Tripos is the beneficiary. The loss of one or more key members could have a material adverse effect on our business and results of operations.

Failure to attract and retain the experienced scientists we need to compete in our industry may adversely affect our business.

We compete with the research departments of pharmaceutical companies, biotechnology companies, combinatorial chemistry companies, contract research companies and academic institutions for new scientific personnel. We compete with consulting companies for experienced computer programmers to carry out our software consulting contracts. We cannot be assured that we will continue to be successful in attracting and retaining qualified personnel should the worldwide demand for these skilled individuals increase. We believe that there is a shortage of, and significant competition for, scientists with the skills and experience in the sciences necessary to perform the services we offer. In addition, our inability to hire additional qualified personnel may require an increase in the workload for both existing and new personnel. We may not be successful in attracting new scientists or sales personnel or in retaining or motivating our existing personnel.

Pharmaceutical and health care reform could reduce the amounts that pharmaceutical and biotechnology companies have available to retain our services.

We expect that a substantial portion of revenues in the foreseeable future will be derived from services provided to the pharmaceutical and biotechnology industries. If legislative proposals or reforms are adopted that have a material adverse effect on the businesses, financial condition, and results of operations of pharmaceutical and biotechnology companies that are actual or prospective customers, our business, financial condition and results of operations could be materially and adversely affected as well. For example, future legislation could limit the prices pharmaceutical and biotechnology companies can charge for the drugs they market. This would have the effect of reducing the resources that these companies can devote to the research and development of new drugs, which would in turn reduce the amount of services that we perform and our resulting revenues.

RISKS RELATING TO OUR COMMON STOCK

Our common stock has experienced, and may continue to experience, price volatility and a low trading volume.

The market price of our stock has been and is likely to continue to be highly volatile. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small companies like us, have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

Our common stock has experienced low trading volume in the past and as a direct result has been and may continue to be subject to large fluctuations. Our common stock price may increase or decrease in response to a number of additional events and factors, including:

  trends in our industry and the markets in which we operate;

  changes in the market price of the products we sell;

  the introduction of new technologies or products by us or our competitors;

  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  operating results that vary from the expectations of securities analysts and investors;

  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

  changes in laws and regulations; and

  general economic and competitive conditions.

The large number of shares of common stock eligible for future sale could depress our stock price.

If the selling shareholders sell a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of the common stock could decrease. Such a decrease could make it difficult for us to raise capital by selling stock or to pay for acquisitions using stock. To the extent outstanding options or warrants are exercised or additional shares of capital stock are issued, investors purchasing our stock may incur additional dilution.

If shareholders do not receive dividends, shareholders must rely on stock appreciation for any return on their investment in us.

We have not declared or paid cash dividends on any of our capital stock. We currently intend to retain earnings for future growth and therefore do not anticipate paying cash dividends in the future. If we issue shares of preferred stock, the holders thereof may have preferential rights. As a result, only appreciation of the price of the common stock will provide a return to investors in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events, including without limitation, information relating to business development activities, as well as capital spending, financing sources and the effects of regulation and increased competition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "except," or "intend" and other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. You should review carefully all of the information, in this prospectus, including the financial statements.

In addition to the risk factors described under the heading "Risk Factors," the following important factors could affect future results, causing actual results to differ materially from those expressed in the forward-looking statements:

  the local, regional, national or global economic climate; and

  an act of terrorism in the United States of America.

These factors and the other risk factors discussed in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We cannot assure you that any projected results or events will be achieved. We do not have and do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. Assuming that all of the warrants held by selling shareholders are exercised for cash, we will receive proceeds of $700,000. It is our current expectation that such proceeds, if received, will be used to fund general working capital requirements.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock. We currently intend to retain any earnings for use in our business and thus we do not anticipate paying cash dividends to common shareholders in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, preferential rights granted to any holders of preferred stock and such other factors as our board of directors deems relevant. Our current credit facilities with LaSalle Bank N.A. restrict the payment of dividends to shareholders.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ National Market under the symbol "TRPS." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NASDAQ:
	2005		2004		2003
	High	Low	High	Low	High	Low
First Quarter	$5.61	$3.92	$7.20	$4.50	$8.92	$4.76
Second Quarter ()	$4.84	$3.38	$6.59	$4.55	$9.35	$4.50
Third Quarter			$5.58	$3.51	$9.35	$6.55
Fourth Quarter			$5.75	$3.40	$9.80	$5.50

On May 16, 2005, the last reported sale price of our common stock on the NASDAQ was $4.08 per share. As of May 16, 2005, there were approximately 825 shareholders of record and 2,500 street name holders of our common stock.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. The following tables show selected portions of our historical consolidated financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005.

The consolidated financial data as of and for the years ended December 31, 2000 and 2001and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not appearing in this prospectus. We derived our selected consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements which are included elsewhere in this prospectus. The unaudited selected consolidated financial information as of March 31, 2004 and 2005 and for each of the three-month periods then ended has been derived from the unaudited consolidated financial statements of the Company for each respective period presented and, in the opinion of management, reflects all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results of operations for these periods. The results of operations of the Company for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year. Our historical results are not necessarily indicative of our results for any future period.

We have presented the following data in thousands, except per share amounts
Selected Consolidated Financial Data
	For the Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
In thousands, except per share amounts						(unaudited)
Net Sales:
Discovery informatics products & support	$ 16,926	$ 20,070	$ 22,182	$ 23,702	$ 24,639	$ 5,974	$ 6,263
Discovery informatics services	3,411	10,488	7,956	3,241	4,005	715	668
Discovery research products & services	5,398	12,024	18,016	26,245	36,004	8,727	8,102
Hardware	3,544	3,514	937	960	131	44	10
Total net sales	29,279	46,096	49,091	54,148	64,779	15,460	15,043
Cost of sales	9,359	15,235	20,601	26,240	32,752	7,693	7,907
Gross profit	19,920	30,861	28,490	27,908	32,027	7,767	7,136
Operating expenses:
Sales and marketing	9,509	12,007	15,476	13,195	12,560	3,142	2,945
Research and development	7,422	8,904	10,102	12,917	9,294	2,828	1,921
General and administrative	5,475	7,506	6,886	7,241	7,771	1,879	1,965
Total operating expenses	22,406	28,417	32,464	33,353	29,625	7,849	6,831
Income (loss) from operations	(2,486)	2,444	(3,974)	(5,445)	2,402	(82)	305
Other income (expense), net	(132)	2,210	3,419	9,114	(160)	42	(587)
Income (loss) before income taxes	(2,618)	4,654	(555)	3,669	2,242	(40)	(282)
Income tax expense (benefit)	(171)	1,563	(587)	1,569	2,010	(15)	(71)
Net income (loss)	(2,447)	3,091	32	2,100	232	(25)	(211)
Preferred dividends	406	450	37	--	--	--	--
Net income (loss) allocable to Common shareholders	$ (2,853)	$ 2,641	$ (5)	$ 2,100	$ 232	$ (25)	$ (211)

Basic earnings (loss) per share	$(0.41)	$0.36	$(0.00)	$0.23	$0.03	$(0.00)	$(0.02)
Basic weighted average number of shares	6,969	7,369	8,615	8,949	9,206	9,047	10,060
Diluted earnings (loss) per share	$(0.41)	$0.33	$(0.00)	$0.23	$0.02	$(0.00)	$(0.02)
Diluted weighted average number of shares	6,969	9,441	8,615	9,333	9,357	9,047	10,060

Consolidated Balance Sheet Data	For the Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Working capital (deficit)	$ 10,564	$ 15,692	$ 12,625	$ 744	$ (3,077)	$ (56)	$ (947)
Total assets	52,556	58,618	62,971	71,695	73,122	70,128	75,826
Long-term obligations, less current portion	314	3,067	7,382	6,378	2,653	6,074	8,569
Series B preferred stock	9,376	9,826	--	--	--	--	--
Total shareholders' equity	$ 14,382	$ 19,348	$ 30,324	$ 26,994	$ 27,866	$ 27,224	$ 32,199

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2005 and March 31, 2004 and for the years ended December 31, 2004, 2003 and 2002 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read together with our consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and other factors, including, but not limited to, those discussed under "Risk Factors" and elsewhere in this prospectus, that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

We provide products and services to the pharmaceutical, biotechnology, and life science industries to support early stage research activities. Sales to the pharmaceutical industry represented 83% of all new contracts sold during 2004. Our offerings are applied principally to assist research chemists to make decisions about the most productive new compounds to make and test as potential therapeutics. Through our own chemistry laboratories, we can also make those compounds for our clients. Through strategic partnerships, we can also test compounds for our clients.

The industries that we serve are highly research driven. Mature pharmaceutical companies typically spend between 12% and 20% of their annual revenues on research in the search for new blockbuster drugs. This research process consists of several phases from early discovery of compounds of interest, through testing of the promising ones for activity and safety in animals, to final testing of these compounds in humans. Investment in the research activity increases dramatically in the second and third phases of the research activity. Our offerings are most relevant to the initial phase of this activity. Our products and services are designed and intended to provide our pharmaceutical and biotechnology customers with improved ways to identify and select the most promising drug candidates to take forward into the more expensive and time consuming stages of the drug development process. Depending on the number of compounds that a particular company has in different stages of their new therapeutic pipeline, they may reduce or increase investment in the other phases of research. Further, decisions by the pharmaceutical industry concerning their research investments are strongly influenced by decisions by the various governments of the world about drug pricing and regulation.

Our software products are sold on a renewable license basis, typically with terms of one to three years. This business is generally predictable, as we have experienced high renewal rates in the past for licenses. Our management closely monitors license expirations and deploys sales staff to ensure the highest probability of renewals. Our service businesses, both informatics and chemistry, are much less predictable. The sales cycles for these offerings are typically long -- from six months to eighteen months -- and are highly influenced by factors in the macro-economic environment, including the general state of the pharmaceutical industry and the political situations in various parts of the world. To forecast potential business in these areas, our management strives to closely interact with the management of our customers and is closely involved in business development activities for service projects.

Large service contracts for pharmaceutical research, both informatics and chemistry, are complex and, because they are deployed in research applications where outcomes are uncertain, have a large risk component. Risk management in these projects begins with the definition of project requirements and continues through performance metrics and customer acceptance milestones. Due to the complexity of the projects and changing priorities within client organizations, it is typical that many decision points will arise that require management attention both at Tripos and at the client. To mitigate the project difficulties, we have developed a focused process and management monitors milestones in the project plan according to the process workflow. Despite best efforts, however, some projects are of sufficient complexity that they present challenges that require revisions to the project plan and scope.

Having been a public company spinout in 1994 with limited capital, we have focused on profitability and cashflow. That said, we have not always been profitable, but have achieved profitability in certain years. Major investments, such as the recent expansion of our chemistry research laboratories in England, have been funded by successful investments (e.g. Arena Pharmaceuticals), cash from operations, temporary use of debt capacity, and grant funding from the British government.

We generate revenues from a diversified offering of products and services. We derived 38%, 44% and 45% of our revenues from discovery informatics products and support in 2004, 2003 and 2002, respectively; 6%, 6% and 16% of our revenues from discovery informatics services in 2004, 2003 and 2002, respectively; and 56%; 48% and 37% of our revenues from discovery research products and services in 2004, 2003 and 2002, respectively. The remainder is from hardware sales.

We license our discovery informatics products and post-contract support ("PCS") as either perpetual licenses or time-based licenses, typically one to three-year renewable contracts. The magnitude of these license fees is dependent on each customer's required usage levels, that is, the number of locations and individual users. Variations in licensing levels range from the low hundred-thousands up to several million dollars. The following are descriptions of our current sales models for discovery software:

Perpetual licenses:

Software pricing is taken from our price list based on the quantity of individual modules and number of users. Customers are billed upon delivery. Revenue for software is recognized upon delivery of product and issuance of perpetual keys. Support pricing is a fixed percentage of the total current list price of the software purchased and is billed annually.

We have analyzed the other elements included in our multiple element arrangements involving perpetual licenses, and determined that we have sufficient Vendor Specific Objective Evidence ("VSOE") to allocate revenues to PCS and/or training. VSOE for PCS and training is established based on the price charged when those elements are sold separately. For PCS this is established based on the renewal rate specified in the arrangement, which is consistently priced at a percentage of the list price of the purchased licenses. Training is charged consistently from our price list.

Bundled licenses:

In 1997, we began offering time-based bundled licenses as an alternative to perpetual licenses. This allows our customers to obtain multiple software products bundled with PCS that is co-terminus with the period of the arrangement (typically 3 years). A bundled license includes specific software modules and specified numbers of users of each module with all product and access keys delivered on or before the effective date of the contract. Our software is sold to professional users on an "off the shelf" basis in which the customer is responsible for installation. These non-cancelable, non-refundable contracts are normally three years in duration although certain customers request shorter or longer contract periods. At the end of the contract term, the customer must renew the license or the software will cease to operate. PCS, which includes unspecified updates, upgrades and "help desk" services, is included in the total price of the contract. The PCS provided under bundled arrangements is the same as that provided to customers under perpetual agreements. Bundled contract pricing is taken from our established price list (includes package pricing and a-la-cart pricing) that is based on the number of users and length of term. All contracted products are delivered at inception. If the customer should want additional modules, users or new software products upon their release, the customer must enter a new contract (or addendum) and pay the incremental fees to purchase these items. Software revenue and PCS revenues under bundled license agreements are recognized ratably over the contract period.

Term licenses:

Term Licenses represent one-year arrangements for a software product and one year of PCS. The price is taken from our price list by product. The support renewal fee is a fixed percentage of the software price (similar to perpetual model). The PCS provided for under term arrangements is the same as that provided to customers under perpetual agreements. Software and support pricing are separately stated and billed upon delivery of product. To continue to operate the software, the customer must pay their annual renewal fee. Software revenue and PCS revenues under term license agreements are recognized ratably over the contract period.

Our integration of chemistry and biological data in the life sciences industries creates a revenue stream for discovery informatics services (software consulting). To serve this market, we maintain a staff of specialists who use our proprietary data integration framework, such as MetaLayer, Lithium, FormsBuilder, Tripos Electronic Notebook technologies, ChemCoreRIO and AUSPYXTM to configure customized solutions for data management. Revenue may be generated on a billable rate per day or upon achievement of milestones or deliverables and is recognized as production activities are performed. These contracts may also generate substantial license fee revenue for our proprietary software technologies. As with our discovery informatics products, licensing levels may range from the low hundred-thousands up to several million dollars.

We develop and manufacture general screening compound libraries for sale to the life sciences industry for a fee per compound delivered. This has created the opportunity to offer follow-up discovery research methods to customers for design and synthesis of focused libraries for lead optimization. We also market a comprehensive research process to our life sciences customers for rapid and cost effective discovery. This process combines advanced informatics, chemistry and biology products and services, and proprietary discovery technologies for efficient lead development, refinement, and optimization resulting in a tightly integrated process to facilitate synergies in drug discovery.

We also act as a reseller of computer hardware. Hardware sales are generally made to facilitate our software customers' access to hardware components and are not a primary focus of our sales activities. We act as an authorized reseller and only order hardware products on an "as needed" basis, and thus do not maintain any inventory. Margins on these sales are relatively modest.

We license discovery informatics tools to customers, provide ongoing support (including upgrades selected by customers) and provide informatics services to customers that enable integration of our existing and newly developed discovery tools to customers' discovery operations. We generally expense research and development costs associated with software enhancements and new functionality. Thus, a significant portion of the costs associated with development and enhancement of software is accounted for as research and development and not as a cost of software sales. Certain software development projects require substantial commitments of time and resources. Costs of these projects are capitalized upon achievement of technological feasibility and/or a working model according to the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 86.

Quarterly expenses include the fixed costs of research and development for software development and new chemistry research. We believe that core selling and administrative costs will remain generally consistent as a percent of sales on an annual basis. Variability in quarterly expenses primarily occurs in relation to the level of revenues. This is due to sales compensation, bonuses, staffing for selling, general and administrative functions and for periodic marketing activities such as appearances at trade exhibitions.

During 1998 and 1999, we applied our capital resources to fund investments in the building of chemistry production facilities, chemical compound library inventories, collaborative drug discovery programs, staffing new business opportunities, and investments in Arena Pharmaceuticals. In fiscal year 2000, we used cash available from an equity investment by LION to maintain capital infrastructure, reduce debt levels and conduct operations. From 2002 to 2004, we invested in a major expansion of our chemistry laboratory facilities in order to capture additional business opportunities, funded by our successful investment in Arena Pharmaceuticals, grants from the British government, capital leases and related forms of debt, as well as cash from operations.

Our revenues and expenses vary from quarter to quarter depending upon, among other things, the timing of customers' budget processes, the success of our sales efforts, the lengthy sales cycle and our ability to influence customers and prospective customers to make decisions to outsource portions of their discovery process, the size of the customers' capital expenditure budgets, the ability to produce compound libraries in a timely manner, market acceptance of new products and enhanced versions of existing products, the timing of new product introductions by us and other vendors, changes in pricing policies (ours, our partners and that of other vendors), consolidation in customer base, client involvement in decision points in contracts related to project plans, our ability to accurately match contract costs to milestone or contract performance requirements on our larger collaborative arrangements, and changes in general economic and competitive conditions. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of revenue recognition policies. Because much of our software license and PCS revenue along with our contracted discovery research revenue is recognized ratably over multiple periods, fluctuations in our quarterly revenues and earnings are caused principally by sales of compounds or by achievement of milestones on specific projects. Our management team monitors quarterly business activity with the aid of sales pipeline reports and monthly financial reports.

Critical Accounting Policies

The following information is provided in order to illustrate which accounting policies management deems to be the most critical in the computation of the financial statements included elsewhere in this prospectus. The preparation of our financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. By the nature of the accounts, our critical accounting policies usually involve a higher degree of management judgment.

Revenue Recognition...the following are the revenue recognition policies for each of our offerings:

Discovery Informatics Products and Support

We recognize revenues in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenues from software license agreements are recognized when each of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectibility is probable.

We allocate revenues on perpetual software arrangements involving multiple elements to each element based on the relative fair values of each element. Our determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenues to maintenance and support services, and training. We sell training separately and have established VSOE on this basis. VSOE for maintenance and support is determined based upon the renewal rates in contracts themselves, which is based on a fixed percentage of the current perpetual license list price. Accordingly, assuming all other revenue recognition criteria are met, revenues from perpetual licenses are recognized upon delivery of the software using the residual method in accordance with SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions."

Software maintenance agreements provide technical support and the right to unspecified enhancements and upgrades on a "when-and-if-available" basis. Post-contract customer support revenues on perpetual agreements are recognized ratably over the term of the support period (generally one year), and training and other service revenues are recognized as the related services are provided. Any unrecognized portion of amounts paid or billed in advance for licenses and services is recorded as deferred revenue.

Term and Bundled licenses represent time-based license arrangements for one or multiple software products that are sold with maintenance and support for the term of the license arrangement. We do not have VSOE to determine fair value of the maintenance and support in term arrangements and therefore recognize revenues from these bundled time-based licenses ratably over the license term, which is typically 1 to 3 years.

Discovery Informatics Services

Discovery Informatics Services (DIS) represents contracts for the development and delivery of enterprise-wide customized software (such as laboratory information systems or database integration projects). Technological feasibility exists on these software arrangements and they typically include installation at the customer's site. We account for these arrangements in accordance with SOP 81-1, as required by SOP 97-2 since the contract to deliver software and installation requires significant production, modification or customization of software.

In applying the provisions of SOP 81-1, the percentage of completion is utilized. For contracts where customer approval of contractually required tasks must occur at each distinct milestone, and where amounts billable are indicative of progress-to-completion, we record revenues when a milestone has been met and accepted by the customer. For contracts without distinct milestones, we measure progress using the cost-to-cost method, which approximates progress towards completion.

DIS also includes software development ("SD") projects that are contractual arrangements with customers for use of our software developers in an effort to develop a scientific software tool for use in drug discovery. The contractual arrangements are on a "commercially reasonable" basis, and the customer is subject to billings on a time and materials basis. Accordingly, we record the related revenue when the time and costs are incurred at the stated contractual rates.

Discovery Research Products and Services

Discovery research sales include sales of chemical compounds from (1) inventory, (2) long-term contracts to design and produce chemical compounds to customer specifications, or (3) contracts to perform discovery research activities.

We recognize revenue from the sale of chemical compounds upon shipment of the products, FOB shipping point, to the customer. This practice is consistent with the four criteria required for revenue recognition listed in paragraph 1 of Staff Accounting Bulletin ("SAB") 101 issued by the U.S. Securities and Exchange Commission ("SEC"). For chemical compound transactions, persuasive evidence of an agreement exists upon the receipt of a contract outlining the purchase and usage terms of the compounds. A purchase order may also be received as confirmation. As stated above, revenue is not recognized until the compounds have been shipped to the customer. The selling price for compounds is fixed according to the terms of the contract or customer's purchase order. Payment terms for chemical compound transactions are Net 30 days. We have experienced very few bad debts arising from these product transactions; as a result, collectibility is reasonably assured.

In accordance with SOP 81-1, sales derived from long-term contracts to design and produce chemical compounds to customer specifications are recorded using the percentage of completion method as the compounds are delivered (under the units of delivery method). The contract costs related to delivered compounds are recorded to cost of sales as the compounds are delivered and revenue is recognized.

Discovery research activities involve lead compound optimization projects, custom synthesis, and compound design. These contracts generally call for non-refundable contractual fees tied to time and materials. Accordingly, revenues under contracts of this type are recorded on a time and material basis. When contracts to perform discovery research activities require a specific deliverable, the direct and incremental contract costs are deferred. Revenue and the contract costs are then recorded upon delivery and acceptance.

Hardware Sales

Hardware sales are recorded upon delivery unless delivered in connection with a contractual arrangement involving term or bundled software licenses. When hardware is sold in conjunction with a term or bundled license, the entire contractual revenue amount is recognized ratably over the term or bundled software license period and the related hardware costs are deferred and recorded in cost of sales ratably over the same period.

Valuation of Accounts Receivable...Due to the nature and credit quality of our customer base (principally major pharmaceutical companies, universities and larger biotechnology companies), provision for bad debts is typically calculated on a case-by-case basis and takes into consideration the age of the outstanding receivable amount by customer, the customer's cash position, and the geographic location of the customer. Historically, we have a very low experience rate of uncollectible amounts. Management believes that alternative methods for calculating allowances for bad debts such as percentage of net sales or percentage of past-due receivables do not reflect our lower experience rates and thus that the specific identification method is more appropriate.

Valuation of Investments in Securities...Marketable securities consist of investments in equity securities of unconsolidated affiliates and are held as available-for-sale. We account for securities that can be sold within the next 12 months as marketable securities. Amounts presented are the fair values of the investments on the balance sheet date determined using then current market quotes. Unrealized gains and losses are recorded as increases or decreases in the assets' value and are reflected in Other Comprehensive Income until the assets are sold. At December 31, 2003, this category on our consolidated balance sheet reflected the market value of our holdings in Arena Pharmaceuticals, Inc. and also included specific foreign exchange hedge instruments at their market value. As of December 31, 2004, marketable securities reflected the market value of our holdings in NuVasive, Inc. The carrying values of all of the investments are reviewed on a quarterly basis and adjustments, due to fluctuations in market pricing and/or impairment, are made to reflect the then current net realizable value.

Capitalization and Valuation of Chemical Compound Costs...Initial costs to develop our LeadQuest compounds (chemical compounds for sale for use in drug discovery) are categorized as research and development expense until such time as it becomes probable that a saleable library can be successfully produced. Therefore, costs for design, research, and analytical procedures for every library of compounds are expensed as incurred. Our research chemists review the results of analytical procedures to determine if the chemical reactions completed as expected and the product purity and product yields are within acceptable tolerances. This "validation" process determines whether the chemistry is successful and if a saleable product will result. We capitalize costs to inventory once the validation process is completed and successful production is reasonably assured. If the core reaction is unsuccessful, the library template is abandoned and no further development takes place.

Similarly, we capitalize the costs of LeadDiscovery packages once we are reasonably assured of the success of the underlying chemistry. After this point we capture the costs of labor, chemicals and screening activity into work in process inventory. Should a LeadDiscovery library not reach its full potential as a standalone offering, we can utilize the products within discovery research contracts for customers or in our LeadQuest compound library.

Inventory amounts shown in the consolidated balance sheet are net of an obsolescence reserve. In calculating the reserve for inventory held for sale, the age and sales trends of each category in the inventory are taken into account to determine the net realizable value. Any shortfall between the carrying cost of the inventory and the net realizable value is provided for in the reserve. A portion of the LeadQuest inventory is used in discovery research projects. This portion of the inventory asset is depreciated over its 10-year expected useful life.

Property, plant and equipment...All assets reflected under this category on our consolidated balance sheet are held for use in our operations. Due to the fast-paced development of new technologies in computer hardware and laboratory equipment, we closely monitor the original life expectancies of new purchases and set our depreciation or amortization rates accordingly to best match the economic useful life of the asset. Assets or equipment that are no longer of use to the organization are written down to their realizable value and then disposed.

Goodwill and other intangible assets...The cost of acquired companies is allocated first to their identifiable tangible and intangible assets based on estimated fair values. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill and is subject to impairment tests at least annually as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." If the impairment test indicates that the carrying value of goodwill exceeds its fair value, then an impairment loss would be required to be recognized in the consolidated statements of operations in an amount equal to the excess carrying value.

Derivatives...We at times use interest rate swap agreements to create a fixed interest rate for portions of our long-term floating rate debt. Additionally, we may enter foreign currency exchange instruments to protect our operating margins when performing on contracts denominated in currencies other than those in use by our selling office. Our internal policies do not allow for speculative trading in derivatives. Use of derivatives is only allowed for currency hedging or interest rate protection purposes. Derivative contracts are only allowed with high quality credit worthy financial institutions to further minimize counter-party risk.

Income taxes...We compute income taxes using the asset and liability method prescribed by SFAS No. 109 "Accounting for Income Taxes". The primary difference between financial statement income and taxable income results from the use of different methods of computing depreciation, capitalized development costs, and other timing differences. The effective tax rate differs from the statutory tax rate primarily due to the impact of research and development credits, which are subject to interpretation of US federal tax regulations, and the change in valuation allowance related to net operating loss carry-forwards.

For more information regarding our significant accounting policies, see Note 1 to our consolidated financial statements on page F-8 of this prospectus.

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated financial data as a percentage of net sales, (except costs of sales data, which is set forth as a percentage of the corresponding net sales data):

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Consolidated Financial Data:

Net sales:
Discovery informatics products & support	45%	44%	38%	39%	42%
Discovery informatics services	16	6	6	5	4
Discovery research products & services	37	48	56	56	54
Hardware	2	2	--	--	--
Total net sales	100	100	100	100	100

Cost of sales: *
Discovery informatics products & support	16	17	21	15	19
Discovery informatics services	86	111	73	51	89
Discovery research products & services	53	68	68	74	76
Hardware	88	86	81	73	100
Total cost of sales	42	48	51	50	53

Gross profit	58	52	49	50	47

Operating expenses:
Sales and marketing	31	25	19	21	19
Research and development	21	24	14	18	13
General and administrative	14	13	12	12	13
Total operating expenses	66	62	45	51	45

Income (loss) from operations	(8)	(10)	4	(1)	2
Interest income	--	--	--	--	--
Interest expense	(1)	(1)	(2)	(1)	(3)
Other income (expense), net	8	18	1	2	(1)

Net income (loss) before income taxes	(1)	7	3	(--)	(2)
Income tax expense (benefit)	(1)	3	3	(--)	(1)
Net income (loss)	(--)	4	--	(--)	(1)
Preferred dividends	--	--	--	--	--
Net income (loss) allocable to common shareholders	(--)%	4%	--%	(--)%	(1)%

* As a percentage of the corresponding sales

Comparison of Three Months Ended March 31, 2005 and 2004

Net sales. Total net sales for the first quarter of 2005 were $15.0 million compared to $15.5 million in 2004, a decrease of 3%. Discovery informatics products and support sales increased 5% to $6.3 million in 2005 from $6.0 million for same period in 2004. This increase is primarily attributable to a larger base of contract values from existing time-based license customers along with revenues from our recently acquired Optive Research subsidiary. Discovery informatics services revenues for the first quarter of 2005 decreased 7% to $0.7 million. The reduction in this area's revenues was attributable to an overall reduction in the number and size of ongoing projects in the current year. The timing of revenue recognition from discovery informatics services is typically subject to achievement of contractual milestones. Discovery research sales accounted for $8.1 million in the first quarter of 2005 and $8.7 million in the same period in 2004, a decrease of 7%. This decrease in discovery research business was attributed to lower levels of production on the four-year, $90 million strategic compound file enrichment and hit follow-up contract with Pfizer (the "Pfizer Contract") that was partially offset by incremental work for other customers. As previously disclosed, revenues from the Pfizer Contract were expected to be lower in 2005 than 2004 as the project moves toward completion. Hardware sales decreased by 77% to $10,000 for the first quarter 2005 from $44,000 in 2004. We do not actively market hardware products, but rather facilitate customer demand when required.

Net sales for the Company's activities outside of North America represented approximately 80% for both three-month periods ending March 31, 2005 and 2004. North American net sales, accounting for roughly 20% of 2005 and 2004 total first quarter sales. Net sales in Europe decreased 5% for the first quarter of 2005 compared to 2004, and accounted for 74% and 76%, respectively, of total sales. This decrease in Europe is principally related to progress on the Pfizer strategic compound design and synthesis project that was contracted through our U.K. office. Net sales in the Pacific Rim increased by 27% for the first quarter of 2005 compared to the same period in 2004. The increase was driven primarily by incremental perpetual informatics licenses in 2005 versus 2004. The Pacific Rim accounted for 6% and 4% of net sales for three-month periods in 2005 and 2004, respectively.

Cost of sales. Total cost of sales for the three-month period ending March 31, 2005 increased 3% to $7.9 million compared to $7.7 million for the same period in 2004. Cost of sales as a percent of net sales was 53% and 50% for the three-month periods in 2005 and 2004, respectively. Driving the increase in cost of sales for the first quarter of 2005 was amortization of the informatics product-related intangibles acquired in the Optive Research transaction and incremental costs of handling our LeadQuest compound sales. The cost of sales of discovery research activities in 2004 were impacted by the adverse effect of foreign currency (U.S. dollar to Great Britain Pound). The currency effect in the first quarter of 2005 was less than that of the same period in 2004.

Gross profit margin for the first quarter 2005 declined to 47% of total net sales versus 50% in the first quarter of 2004. Principal contributors to the decrease in overall gross margin were higher royalties from certain discovery software sales, the recognition of zero margin from the milestone delivery under the Schering contract, higher costs to process small chemical compound orders and amortization of the product-related intangibles acquired with Optive Research, Inc. We will not recognize gross margin, if any, on the Schering discovery informatics consulting contract until the project is completed due to its historical experience of losses on the assignment. The majority of the discovery informatics service revenues in the first quarter of 2005 were attributable to the Schering contract. Gross profit for the company is also dependent on costs of chemical materials and overhead, the mix of internal versus third-party software product sales, foreign exchange rates and the company's ability to successfully deliver on informatics contracts.

Sales and marketing expenses decreased 6% to $2.9 million for the first quarter of 2005 from $3.1 million in the same period in 2004. Sales and marketing expenses as a percentage of net sales were 20% for both three-month periods in 2005 and 2004, respectively. The decrease in sales and marketing spending was attributable to lower employee costs and the expiration of certain consulting relationships.

Research and development expenses decreased by 32% to $1.9 million from $2.8 million and represented 13% and 18% of net sales for the three-month periods in 2005 and 2004, respectively. The decline in quarterly R&D expense year-over-year was attributable to reductions to staff in certain areas of our informatics group, capitalization of $0.6 million of costs for development related to discovery informatics products that have achieved technological feasibility and inventoried costs related to our innovative Lead Discovery chemistry projects.

General and administrative expenses increased 5% to $2.0 million in 2005 from $1.9 million for the first quarter of 2004, respectively, and represent 13% and 12% of net sales for the corresponding periods. Higher administrative costs at our expanded U.K. chemistry facility more than offset expense reduction in other areas.

Interest expense and other income (loss), net decreased to a loss of $0.6 million in the first quarter in 2005 from income of $42,000 in the same period in 2004. The 2005 losses resulted from a currency loss of $0.3 million, net interest expense of $0.4 million (net of interest income), and recording of an unrealized loss of $0.1 million on our pro-rata share of an investment held in the A.M. Pappas Life Science II fund. Offsetting these losses was a gain of $0.2 million from the sale of shares of NuVasive, Inc. (a recent IPO distribution from the A.M. Pappas Life Science II fund). In the same period of 2004, other income was comprised of a gain of $0.1 million on the sale of shares of Arena Pharmaceuticals, Inc. coupled with a small currency gain partially offset by net interest expense of $0.2 million. We completed the sale of our Arena holdings in the first quarter of 2004.

Income tax benefit was $71,000 for the first three-months of 2005 compared to $15,000 for the same period in 2004, which represent effective tax rates of 25% and 38%, respectively. The 25% effective tax rate for 2005 reflects management's current estimate of the distribution of earnings among the statutory jurisdictions in which we operate, realization of additional R&D tax credits in the U.K. and the utilization of certain net operating loss carryforwards in 2005.

Comparison of Years Ended December 31, 2004 and 2003

Net Sales. Total net sales increased 20% to $64.8 million in 2004 from $54.1 million in 2003. The increase was the result of higher revenues in discovery software products and support (4% in 2004 and 7% in 2003) along with the continued growth in discovery research (37% in 2004 and 46% in 2003) principally due to the four-year contract with Pfizer, Inc. to design and synthesize chemical compounds. Under the Pfizer compound design and synthesis contract (file enrichment), we have the potential to realize up to $90 million of revenue over the planned four-year period. In the first three years of the contract to-date, we have recognized $68 million. Therefore, we have the potential to recognize up to $22 million in 2005. Our discovery informatics service revenues grew in 2004 by 24% after declining 59% in 2003. The rebound in discovery informatics service revenues is primarily due to the successful delivery of milestones on existing contracts, including our contract with Schering AG. Discovery informatics service is discussed in more detail below. We generate a substantial portion of our revenues from the pharmaceutical industry. New sales to this industry accounted for approximately 83% and 76% of total new sales in 2004 and 2003, respectively.

Net sales from our activities outside of North America represented approximately 80% and 74% of total net sales in 2004 and 2003, respectively, with Europe accounting for 75% and 67%, respectively, and the remaining balances coming from customers in the Pacific Rim. We believe that revenues from foreign activities will continue to account for a significant percentage of our total net sales. Software license sales in Japan for 2004 were adversely impacted by an injunction issued by a Japanese court that prevents Tripos' local distributor from selling a certain third-party software product within a Tripos offering.

List prices for our software products have had only modest price increases and have therefore remained relatively stable over the last few years. Due to the competitive nature of the software market in which we sell, we expect that price increases for our more established products will remain moderate for the foreseeable future.

Increasing net sales from period to period is dependent, in part, on our ability to introduce new products and services, which are accepted by the market, and on our ability to penetrate new and existing markets. Sales to existing customers have represented over 90% of total contracts sold during each of the last two years.

Total discovery informatics product and support sales increased 4% to $24.6 million from $23.7 million in 2003. The majority of our software licenses are time-based from which the corresponding revenue is recognized on a ratable basis over the length of each license term (typically 1 to 3 years). The revenue from time-based software arrangements sold in 2004 and 2003 was over $11 million and $12 million, respectively. Revenue recognition from time-based software license arrangements will normally stretch into subsequent periods depending on the length of individual contract terms. As an illustration, the software revenue deferred from non-cancelable contracts initiated in recent fiscal years that will be recognized in 2005-2008 is projected to be over $24 million. The table presented in Note 13 to our consolidated financial statements, "Time-based Software License Arrangements," included elsewhere in this prospectus presents the total amounts of deferred revenues from non-cancelable time-based software license arrangements.

Our discovery informatics service activities were significantly impacted by the overall slow down in spending by the pharmaceutical industry that started in mid-2002. We noticed that fewer custom informatics projects were being initiated by major pharmaceutical firms. Of late, the industry started to show signs of recovery in its outsource spending activity in terms of new projects being put out for bid, however, the size of projects are reduced in time and scope. Discovery informatics service revenues grew in 2004 by 24% after declining by 59% to $3.2 million in 2003. This turnaround is principally due to progress on our contract with Schering AG. At the end of 2003, Tripos and Schering were in talks regarding the specifications and financial arrangements necessary to complete the development and deployment of the production version of the agreed technology scheduled for mid-2004. Changes in the scope and funding required a change to the existing contract. Because these discussions were not finalized as of December 31, 2003, we made an adjustment of $802,000 to reduce the revenue recognized up to that point from our contract with Schering. In calculating the amount of the adjustment to be recorded in 2003, we assumed that the project would not continue past delivery and rollout of the production system in mid-2004. This assumption led to a corresponding reduction of approximately $802,000 in the total revenues available under the contract through that mid-2004 delivery date. We were required to make this adjustment to revenues so that our 2003 financial statements fairly reflected the project status and contractual terms as of December 31, 2003. In mid-2004, Tripos and Schering agreed on an amendment to the contract that would provide funding to cover functionality and time that were not anticipated in the original contract for full implementation of this project. During 2004, we achieved the agreed milestones for 2004 and realized the incremental revenues.

We derive discovery research revenues from our compound library product, LeadQuest®, and discovery research activities. Discovery research sales increased 37% to $36.0 million in 2004 from $26.2 million in 2003. The primary reason for the increase was growth in production levels on our four-year $90 million contract with Pfizer, Inc. to design and synthesize chemical compounds. The project plan called for a ramp-up in the production and delivery of the custom compounds for Pfizer. Revenue is recognized in accordance with SOP 81-1, under the percentage of completion method using an output measure for revenue recognition (units of delivery method). The contract total value was amended down to $90 million from $100 million in early 2004 to reflect a reduction in compound collection production that was partially offset by a move into next-stage hit follow-up work between Tripos and Pfizer.

Hardware revenues declined 86% in 2004 to $131,000 from just over $900,000 in 2003. The high-end server and workstation equipment that we historically sold to our customers continues to face growing competition from lower cost alternatives. As a result of the shift in demand, we do not aggressively promote hardware due to its low-margin, but merely provide access to hardware products as a convenience to customers.

Cost of Sales. Total cost of sales increased to $32.8 million in 2004, up 25% from 2003's $26.2 million. These costs represented 51% and 48% of total net sales, respectively.

Costs of discovery informatics products and support represented 21% and 17% of software license and support sales in 2004 and 2003, respectively. Costs of software products and support consist of amortization of capitalized software, product royalties to third-party developers, commissions to Pacific Rim distributors, the cost of software product packaging and media, the costs related to staffing telephone support functions, packaging for updates/upgrades, and updates to documentation. Staffing costs are expected to increase in future periods at or near the rates of cost of living increases. Included in the 2004 cost of sales was a write-down in the carrying cost of our ChemCoreRIO software asset of $890,000. We analyzed the net realizable value of the asset based on our assessment of the market for the product and determined that a reduction in the amount capitalized was appropriate. Cost of sales as a percent to software sales has increased over the past few years due to a change in the mix of internal versus third-party products sold, thus resulting in higher royalty payments. The effective rate of royalties may continue to fluctuate in future periods.

Costs of discovery informatics services (DIS) represented 73% and 111% of discovery informatics service revenues in 2004 and 2003, respectively. Costs of DIS are direct charges for staff, travel and overhead required to develop custom software solutions for clients. 2003 cost of DIS exceeded revenues because of a charge for anticipated losses under our contract with Schering AG. As stated above in the discussion of DIS revenues, we were involved in negotiations with Schering to amend the specifications and financial arrangements necessary to complete the development and deployment of the production version of the previously agreed technology. Because these discussions were not finalized by the end of 2003, we recorded a charge of approximately $813,000 for the estimated project costs in excess of the total project revenues that remained under the original contract terms. In calculating the amount of the charge to be recorded, we were required to utilize the then existing contract terms, and could not assume that the project would continue past delivery and rollout of the production system in mid-2004. We were required to record the excess costs so that its year-end financial statements fairly reflected the project status as of December 31, 2003. During 2004, the parties agreed on a revision to the scope of functionality and an incremental amount of funding to cover completion of the project. we successfully achieved 2004's agreed milestones.

Costs of discovery research products and services represented 68% of discovery research sales in 2004 and 2003. The cost of the discovery research business is represented by the raw material, direct labor and overhead costs to produce compound libraries and to deliver on contracted research projects. Discovery research contracts may also include third-party costs for production of larger quantities of intermediate or scale-up materials. As a result, variability in cost of sales may be attributed to the mix of compound products and discovery research revenues. The higher levels of cost of sales of discovery research activities in 2004 and 2003 are attributable to increased production under the Pfizer compound design and synthesis contract. A significant component of cost of sales from 2002 to early 2004 was outsourcing required to successfully deliver against the contract, combined with the financial impact of the decline of the US dollar against the Great Britain Pound Sterling where the operation is based. See the discussion of discovery research revenues above for additional information on this contract. Although our reliance on outsourcing was essentially eliminated by the end of 2004 thus allowing for better control over costs and efficiency, we continue to experience the effects of the further decline in the value of the US dollar that adversely impacts margins.

Costs of hardware represented 81% and 86% of hardware sales in 2004 and 2003, respectively. Cost of hardware consists of the direct costs of hardware sold. We expect the cost of hardware as a percentage of hardware sales to remain relatively stable in future periods.

Gross Profit was $32.0 million in 2004 and $27.9 million in 2003, which represents gross profits of 49% and 52%, respectively. The decrease in gross margin was attributable to the increase in the effective rate of royalties on discovery informatics products and the ramp-up on the Pfizer compound file enrichment project. In addition, 2004 gross margin was impacted by the write-down of $890,000 for the ChemCoreRIO capitalized software asset while 2003 reflects the charges taken for the Schering discovery informatics services contract. The rate of decrease in gross profit is expected to slow in future periods but is dependent on the mix of discovery research versus discovery informatics business, the costs of chemical materials and overhead, the mix of internal versus third-party software product sales, foreign exchange rates and the our ability to successfully deliver on informatics contracts.

Sales and Marketing Expenses decreased 5% to $12.6 million in 2004 from $13.2 million in 2003. Sales and marketing expenses represented 19% and 25% of 2004 and 2003 total net sales, respectively. During 2004, we realized expense savings in the Sales and Marketing organization due to open or eliminated positions, estimated at $600,000. In addition, we converted our representation in Australia from direct sales to the use of a distributor generating a savings of $200,000.

Research and Development Expenses decreased 28% in 2004 to $9.3 million from the $12.9 million in 2003. R&D costs represented 14% and 24% of net sales in 2004 and 2003, respectively. The reduced level of R&D expense in 2004 reflects: 1) more scientific costs charged to cost of sales for the Pfizer and other discovery research contracts; 2) redeployment of our discovery informatics personnel to work on software product development resulting in the capitalization of software development costs ($630,000) for our new "benchware" discovery informatics products; 3) inventoried costs of our new Lead Discovery chemistry packages ($1.2 million); and 4) reduced headcount. The benchware and Lead Discovery products are expected to be released to the market in 2005.

Research and development expenses, including the amount of capitalized costs were $11.2 million in 2004 and $14.2 million in 2003. In accordance with SFAS No. 86, we capitalize software development costs for external use. We anticipate that our investment in new product research will continue to be significant as we develop new software modules each year, work on funded software research contracts with customers, develop new technologies for use in our informatics consulting work, and pursue novel compound templates for inclusion in our LeadQuest® and LeadDiscovery libraries. Costs associated with researching novel compound templates are classified as R&D up until such time as the base reaction is validated, after which costs are captured in inventory.

General and Administrative Expenses increased 7% to $7.8 million in 2004 over the $7.2 million in 2003. G&A expenses represented 12% and 13% of net sales for 2004 and 2003, respectively. Increased G&A expenses for 2004 are primarily the result of legal fees to defend against the class action lawsuit described under "Legal Proceedings" ($300,000) and costs to document and test internal controls for compliance with the Sarbanes-Oxley Act of 2002 ($237,000). We expect general and administrative expenses to remain relatively stable, but will fluctuate as a percentage of sales.

Interest Income was $127,000 in 2004 and $208,000 in 2003, reflecting a decreasing average amount of cash on hand due to the reduction of outstanding debt in 2004 and investment in the UK laboratory expansion in the prior years.

Interest Expense of $1.1 million in 2004 and $516,000 in 2003 was from interest due on the long-term note payable for the corporate building, interest due on our line-of-credit, and interest costs associated with our capital leases. Interest expense has varied commensurate with the change in average outstanding debt balances to finance the expansion of the UK chemistry lab. The floating rate incurred by us on our mortgage loan averaged 4.3% in 2003 and 3.8% in 2004. The interest rate incurred on our line of credit was below 4.3% in 2003 and 2004. Interest rates on our capital leases range from 3% to 8%.

Other Income was $829,000 in 2004 and $9.4 million in 2003. Early in 2004 we sold the last of our holdings of Arena Pharmaceuticals, Inc. common stock and realized a gain of $144,000. The remainder of the 2004 income was from foreign currency gains realized by our European subsidiaries. 2003 other income included a $6.7 million pre-tax gain on the sale of just under 1.3 million shares of Arena. In addition, we benefited from a $900,000 gain on the mark-to-market of a series of foreign exchange hedges that fixed the rate of U.S. dollars to British pounds. Also, due to the weakness of the U.S. dollar, our European subsidiaries recorded currency exchange gains of approximately $2.0 million.

Income Tax Expense. Our tax expense was $2.0 million in 2004 and $1.6 million in 2003, resulting in effective tax rates of 89.6% and 42.8% for 2004 and 2003, respectively. The effective tax rates for 2004 and 2003 reflect management's current estimate of the distribution of earnings among the statutory jurisdictions in which we operate and the valuation of certain tax credits and net operating losses in the U.S. and U.K. for those tax years (each ending December 31). The high tax rate in 2004 results from taxes accrued in certain jurisdictions that are not mitigated by the benefit of losses in other jurisdictions. This is due to a valuation allowance being established against the deferred tax assets created by cumulative net operating losses incurred in the U.S. The establishment of the valuation allowance for the deferred tax assets does not impair our ability to use the deferred tax assets upon achieving profitability in the related jurisdictions. Upon the recognition of income in future periods in the jurisdictions where the deferred tax assets were created, release of the corresponding valuation allowances may result in a lower effective tax rate.

Comparison of Years Ended December 31, 2003 and 2002

Net Sales. Total net sales increased 10% to $54.1 million in 2003 from $49.1 million in 2002. This increase was the result of higher revenues in discovery software products and support (7% in 2003) along with the ramp up in the four-year discovery research contract with Pfizer, Inc. to design and synthesize chemical compounds (46% in 2003). In the first two years of the contract, we recognized $36.5 million. At the same time, our discovery informatics service revenue declined (59% in 2003) due to the lack of significant new contracts and delays in achieving milestones on existing contracts, including our contract with Schering AG. Discovery informatics service is discussed in more detail below. We generate a substantial portion of our revenues from the pharmaceutical industry. Net sales to this industry accounted for approximately 76% and 67% of total net sales in 2003 and 2002, respectively.

Net sales from our activities outside of North America represented approximately 74% and 64% of total net sales in 2003 and 2002, respectively, with Europe accounting for 67% and 57%, and the respective balances coming from customers in the Pacific Rim.

List prices for our software products had only modest price increases and therefore remained relatively stable in 2003 and 2002. Due to the competitive nature of the software market in which we sell, pricing of our products will remain under pressure for the foreseeable future.

Increasing net sales from period to period is dependent, in part, on our ability to introduce new products and services, which are accepted by the market, and on our ability to penetrate new and existing markets. Sales to existing customers represented over 90% of total net sales in 2003 and 2002.

Total discovery informatics product and support sales increased 7% to $23.7 million in 2003 from $22.2 million in 2002. The majority of our software licenses are time-based from which the corresponding revenue is recognized on a ratable basis over the length of each license term (typically 1 to 3 years). The revenue from time-based software arrangements in 2003 was over $12 million. In 2002, time-based software license revenues (including our global wide-area network contract with Pfizer) were over $11 million. Revenue recognition from time-based software license arrangements will normally stretch into subsequent periods depending on the length of individual contract terms.

Our discovery informatics service activities were significantly impacted by the overall slow down in spending by the pharmaceutical industry that started in mid−2002 and continued into late 2003. We noticed that fewer custom informatics projects were being initiated by major pharmaceutical firms over this period. During the late stages of 2003, the industry started to show signs of recovery in its outsource spending activity in terms of new projects being put out for bid. Discovery informatics service revenues declined by 59% to $3.2 million in 2003 from $8.0 million in 2002. This decline is a result of fewer significant informatics-consulting contracts in 2003 along with an adjustment in the fourth quarter 2003 of $802,000 in the revenue recognized on our contract with Schering AG. We achieved a significant data migration milestone under this contract, however, the two companies were in talks regarding the specifications and financial arrangements necessary to complete the development and deployment of the production version of the agreed technology. This required a scope change to the existing contract. Because these discussions were not finalized, we recorded a charge in 2003 for the estimated project costs in excess of the revenues that it could expect under the then current contract terms. In calculating the amount of the charge to be recorded, we assumed that the project would not continue past delivery and rollout of the current production system in mid−2004. This assumption led to a corresponding reduction of approximately $802,000 in the total revenues available under the contract through the expected mid−2004 delivery. We were required to write off these costs and make this adjustment to revenues so that our year-end financial statements fairly reflected the project status and contractual terms as of December 31, 2003. This adjustment assumed completion of the mid−2004 deployment only. It did not include any additional revenues that may have been received as a result of the renegotiation to cover functionality and time that were not anticipated in the original contract for full implementation of this project.

We derive discovery research revenues from our compound library product, LeadQuest®, and discovery research activities. Discovery research sales increased 46% to $26.2 million in 2003 from $18.0 million in 2002. The primary reason for the increases was initiation of work in January 2002 on a four-year $100 million contract with Pfizer, Inc. to design and synthesize chemical compounds. The project plan called for a ramp-up in the production and delivery of the custom compounds for Pfizer. Revenue is recognized in accordance with SOP 81−1, under the percentage of completion method using an output measure for revenue recognition (units of delivery method). The original contract called for a minimum two-year commitment from Pfizer. Upon completing the first two years of the contract in 2003, the relationship was amended in early 2004 to reflect a reduction in compound collection production and a corresponding move into next-stage hit follow-up work between Pfizer and us. The amendment also reflects a further minimum commitment through 2004 and a revised expected 4−year revenue total of $90 million.

Hardware revenues grew 2% in 2003 to just under $1.0 million compared to just over $900,000 in 2002. We do not aggressively promote hardware due to its low-margin, but merely provide access to product as a convenience to customers. The high-end server and workstation equipment that we traditionally have recommended to our customers continues to face growing competition from lower cost alternatives. This change, combined with the fact that we do not actively pursue or market hardware products, is reflected in the trend of an overall decrease in sales of these products in 2003 and 2002.

Cost of Sales. Total cost of sales increased 27% to $26.2 million in 2003 from $20.6 million in 2002. These costs represent 48% and 42% of total net sales, respectively.

Costs of informatics product and support represented 17% and 16% of software license and support sales in 2003 and 2002, respectively. Costs of informatics product and support consist of amortization of capitalized software, royalties to third-party developers, commissions to Pacific Rim distributors, the cost of software product packaging and media, the costs related to staffing telephone support functions, packaging for updates/upgrades, and updates to documentation. Staffing costs are expected to increase in future periods at or near the rates of cost of living increases. The increases in cost as a percent to sales in 2003 and 2002 resulted from a change in the mix of internal versus third-party products sold, thus resulting in higher royalty payments. The effective rate of royalties increased in 2003 and 2002. Costs of discovery informatics services (DIS) represented 111% and 86% of discovery informatics service revenues in 2003 and 2002, respectively. Costs of DIS are direct charges for staff, travel and overhead required to develop custom software solutions for clients. 2003 cost of DIS exceeded revenues due to the additional anticipated losses under our contract with Schering AG. As stated above in the discussion of DIS revenues, we were involved in negotiations with Schering to amend the specifications and financial arrangements necessary to complete the development and deployment of the production version of the previously agreed technology. Because these discussions were not finalized, we recorded a charge in the fourth quarter of 2003 of approximately $813,000 for the estimated project costs in excess of the total project revenues that we could expect under the then current contract terms. In calculating the amount of the charge to be recorded, we were required to utilize the existing contract terms, and could not assume that the project would continue past delivery and rollout of the current production system in mid−2004. We were required to accrue these excess costs so that our year-end financial statements fairly reflected the project status as of December 31, 2003.

The significant increase in the cost of discovery informatics in 2002 is principally attributable to a delayed milestone and subsequent restructuring of a contract with another customer. We expensed the anticipated costs to complete the delayed milestone in the second quarter of 2002 when it became apparent that we would incur a loss on that specific milestone. We took a charge in the fourth quarter of 2002 to reflect the anticipated loss to complete the remainder of the contract. We successfully delivered interim versions of the software on the agreed due dates.

Costs of discovery research products and services represented 68% and 53% of discovery research sales in 2003 and 2002, respectively. The cost of the discovery research business is represented by the raw material, direct labor and overhead costs to produce compound libraries and to deliver on contracted research projects. Discovery research contracts may also include third-party costs for production of larger quantities of intermediate or scale-up materials. As a result, variability in cost of sales may be attributed to the mix of compound products and discovery research revenues. The increase in cost of sales of discovery research activities in 2003 is attributable to the ramp up in production for the Pfizer compound design and synthesis contract. Increased costs were primarily the result of the required outsourcing to successfully deliver against the contract, combined with the financial impact of the decline of the US dollar against the Great Britain Pound Sterling where the operation is based. See the discussion of discovery research revenues above for additional information on this contract.

Costs of hardware represented 86% and 88% of hardware sales in 2003 and 2002, respectively. Cost of hardware consists of the direct costs of hardware sold.

Gross Profit was $27.9 million in 2003 and $28.5 million in 2002, which represents gross profits of 52% and 58%, respectively. The decrease in gross margin is attributable to the increase in the effective rate of royalties on software products, cost overruns on two major informatics contracts and the ramp-up on the Pfizer compound file enrichment project. The rate of decrease in gross profit is expected to slow in future periods but is dependent on costs of chemical materials and overhead, the mix of internal versus third-party software product sales, foreign exchange rates and our ability to successfully deliver on informatics contracts.

Sales and Marketing Expenses decreased 15% to $13.2 million in 2003 from $15.5 million in 2002. Sales and marketing expenses represented 25% and 31% of 2003 and 2002 total net sales, respectively. 2003 sales and marketing costs were less than 2002 due to lower commissions (of approximately $1 million), open Senior Vice President position for the entire year (estimated at $300,000) along with an overall reduction in spending on selling and marketing activities.

Research and Development Expenses increased 28% to $12.9 million in 2003 from $10.1 million in 2002. R&D costs represented 24% and 21% of net sales in 2003 and 2002, respectively. The increased spending for R&D reflects additional chemistry research staff at Tripos Receptor Research and software development work that is not directly related to customer contracts or is for product development that has not yet qualified for capitalization under FAS 86.

Research and development expenses, including the amount of capitalized costs were $14.2 million in 2003 and $13.8 million in 2002. In accordance with SFAS No. 86, we capitalize software development costs for external use. We anticipate that our investment in new product research will continue to be significant as we develop new software modules each year, work on funded software research contracts with customers, develop new technologies for use in our informatics consulting work, and pursue novel compound templates for inclusion in our LeadQuest® libraries. Costs associated with researching novel compound templates are classified as R&D up until such time as the base reaction is validated, after which costs are captured in inventory.

General and Administrative Expenses increased 5% to $7.2 million in 2003 from $6.9 million in 2002. G&A expenses represented 13% and 14% of net sales for 2003 and 2002, respectively. The increase in G&A expense in 2003 is a primarily the result of legal fees to defend against the class action lawsuit, additions to staff, increased costs from new securities regulations and higher corporate insurance premiums. The decrease in G&A expense in 2002 was principally due to a reduction in bonus expense.

Interest Income was $208,000 in 2003 and $216,000 in 2002 reflecting a decreasing average amount of cash on hand year over year and lower interest rates.

Interest Expense of $516,000 in 2003 and $376,000 in 2002 was from interest due on the long-term note payable for the corporate building, the line-of-credit, and interest on capital leases. Interest expense has varied commensurate with the change in average outstanding debt balances. Our mortgage loan had a fixed interest rate in 2002 and through the first four months of 2003 at a rate in excess of 7.4%. Upon expiration of the fixed interest rate period, the floating rate incurred by us averaged 3.4% for the remainder of 2003.

Other Income was $9.4 million in 2003 and $3.6 million in 2002. 2003 other income included a $6.7 million pre-tax gain on the sale of just under 1.3 million shares of Arena Pharmaceuticals. In addition, we benefited from a $0.9 million gain on the mark-to-market of a series of foreign exchange hedges that fixed the rate of U.S. dollars to British pounds. Also, due to the weakness of the U.S. dollar, our European subsidiaries recorded currency exchange gains of approximately $2.0 million. In 2002, other income included $3.6 million from the sale of 619,000 shares of Arena Pharmaceuticals, Inc. common stock.

Income Tax Expense (Benefit). Our tax expense (benefit) was $1.6 million in 2003 and $(0.6) million in 2002. The effective tax rates were 42.8% and 105.8% for 2003 and 2002, respectively. The effective tax rates for 2003 and 2002 reflect management's current estimate of the distribution of earnings among the statutory jurisdictions in which we operate and the valuation of certain tax credits and net operating losses in the U.S. and U.K. for those tax years (each ending December 31). Furthermore we have significant additional deferred tax assets for which an incremental valuation allowance was established. The establishment of the valuation allowance for the deferred tax assets did not impair our ability to use the deferred tax assets upon achieving profitability in the related jurisdictions. Upon the recognition of income in future periods in the jurisdictions where the deferred tax assets were created, release of the corresponding valuation allowances may result in a lower effective tax rate.

Liquidity and Capital Resources

Operating Activities. Net cash provided from 2004 operating activities was $13.2 million. Cash was generated by net income of $0.2 million, net collections of accounts receivable of $2.1 million, reductions of inventory of $1.8 million, reductions of prepaid expenses and changes in deferred taxes of $0.5 million each, increases in deferred revenues of $3.1 million, delivery on currency hedges outstanding at the end of the prior year in the amount of $0.9 million plus the add-back of non-cash depreciation and amortization expenses of a combined $4.6 million. Inventory was reduced in 2004 due to sale of more quantities of chemical products and reduced production time on the Pfizer contract. 2004's lower level of accounts receivable reflects a change in the invoice timing of a significant informatics contract compared to 2003. Depreciation commenced early in 2004 upon the completion and fit-out of our U.K. laboratory leading to the higher levels compared to prior years. Amortization for 2004 included $0.9 million for the write-down of the carrying value of our ChemCoreRIO software asset to its expected net realizable value. Operating funds in 2004 were used to reduce accounts payable and accrued expenses by $0.5 million.

Net cash used by operating activities in 2003 was $1.4 million. Sources of operating funds for 2003 were net income of $2.1 million, net collections of accounts receivable of $0.2 million, changes in net deferred tax position of $2.7 million, additions to accounts payable & accrued expenses of $1.7 million, increased deferred revenue of $1.8 million plus the add-back of non-cash depreciation and amortization expenses of a combined $3.7 million. Uses of operating funds in 2003 were increases to inventory of $5.4 million (includes approximately $3.0 million of product awaiting shipment to Pfizer) and an increase in prepaid expenses of $0.5 million. In addition, we excluded the effect of gains on sales of shares of Arena Pharmaceuticals of $6.7 million and the appreciation in our foreign currency forward contracts of $0.9 million. Depreciation expense has grown over the past two years as a result of our capital investments in the Tripos Discovery Research laboratories. Inventory levels peaked in 2003 related to our delivery commitments to Pfizer.

In 2002, net cash used by operating activities was $5.5 million. The use of funds was attributable to increases in inventories of $2.8 million, increased prepaid expenses of $0.7 million, net increase in deferred tax expense of $2.9 million along with decreases in accounts payable and accrued expenses of $0.8 million. Sources of operating cash were net collections of accounts receivable of $0.8 million and increases to deferred revenue of $1.8 million. The non-cash depreciation and amortization expenses of $2.0 million and $0.7 million, respectively are added back to net income of $32,000. Inventory growth in 2002 was primarily attributable to production ramp up for the Pfizer compound design and synthesis contract. The gain on the sale of shares of Arena Pharmaceuticals of $3.6 million was excluded from the net loss to show the effect of operations on our cash position. The growth in deferred revenue is principally attributable to the prepayments received in our Discovery Research contracts.

Investing Activities. During 2004 we invested $0.5 million in the completion of our U.K. chemistry facility along with computer equipment for our discovery informatics area. Also in 2004 we invested an additional $0.2 million in the A.M. Pappas Life Science II fund plus $0.6 million in new informatics product development. We realized proceeds of $0.4 million from the sales of marketable securities and equipment.

Investing activities in 2003 consumed a net of $2.0 million. We spent $5.3 million on our U.K. laboratory facility building and equipment along with $1.3 million for the development of our ChemCoreRIO software technology. These expenditures were substantially funded by the $8.8 million of proceeds from the sale of shares in Arena Pharmaceuticals. As of December 31, 2003, we had 31,000 shares (market value of $192,000) of Arena remaining. Additionally, we made investments in A.M. Pappas Life Science II fund of $0.4 million in 2003, however, we took a combined write-down of our investment in Signase, Inc. and the Life Science II fund of $0.2 million as discussed in Notes 16 and 17 to our consolidated financial statements included elsewhere in this prospectus.

Net cash used for investing activities was $5.4 million in 2002. The primary investments were in fixed assets of $8.0 million, principally related to the expansion of our chemistry laboratories in the U.K., capitalized software development costs for laboratory research support systems of $1.4 million along with a net combined investments in Signase, Inc. and the Life Science II fund of $0.6 million as part of our strategic efforts to obtain access to more collaboration partners. These investments were partially offset by the $4.6 million of proceeds from the sale of 619,000 shares of Arena Pharmaceuticals.

Financing Activities. During 2004 we obtained access to cash by drawing a total of $8.4 million from our line of credit and by issuing shares from our stock plans for $0.9 million. We made payments totaling $18.9 million on debt and capital leases resulting in a net cash used from financing activities of $9.6 million for 2004.

Financing activities yielded a net $4.2 million of cash in 2003. Our outstanding borrowings on bank lines of credit increased by a net $5.3 million. Payments on capital leases were $1.5 million. We also received $0.4 million from shares issued under employee stock plans.

Net cash provided by financing activities in 2002 was $5.8 million. This funding was in the form of $3.0 million from the issuance of stock to participants in our stock purchase and stock option plans along with $4.7 million of debt financing from our credit facilities with LaSalle Bank. During 2002, we made payments on capital leases and long-term debt of $1.0 million and paid a cash dividend on preferred shares of $0.9 million to LION Bioscience AG upon conversion of their holdings of preferred shares to common stock.

We financed equipment and fixtures acquisitions at our chemistry laboratory through capital leases of $3.7 million and $5.4 million in 2004 and 2003, respectively.

In 2004, we completed construction on our laboratory expansion project at our U.K. research facility. We estimate that we will expend approximately $2.2 million for the balance of payments on the building and equipment in 2005. Additionally, over the next 12 to 18 months, we will fund the remainder of our investment commitment ($0.8 million) to the A.M. Pappas Life Science II Fund.

In April 2004, Tripos and LaSalle Bank completed an amendment to the existing line of credit and mortgage facility. The modified facility, which remains at $6.0 million for the revolving line of credit, became a one-year commitment with fewer covenants (interest coverage and minimum shareholders' equity) along with a clean-down provision and a slight increase in associated fees. The maturity date on the mortgage loan remained unchanged (December 2005). The changes in the line of credit portion of the facility better address our reduced requirement to fund capital expenditures through bank debt while meeting normal working capital funding needs. In late December 2004, we agreed to a further amendment to the credit facility with LaSalle Bank to encompass the issuance of subordinated debt subsequently issued to Horizon Technology Funding Company as part of the financing for our acquisition of Optive Research, Inc. in January 2005. At December 31, 2004, we had outstanding borrowings of $0.6 million on the line of credit that were classified as short-term debt. In addition, short-term debt included the remaining balance of the mortgage loan as its scheduled maturity was less than twelve months from December 31, 2004. We expect to negotiate an extension to both the line of credit and mortgage loan with LaSalle Bank early in 2005, but can provide no assurance that the extension will be completed or that LaSalle Bank will not require additional terms adverse to us. In the event that we are unable to amend our credit facility on appropriate terms, our capital resources and liquidity would be adversely affected. (The Company and LaSalle Bank executed an amendment in April 2005 extending the line of credit to April 2006 and the mortgage note to April 2008 under the same terms and conditions. The line of credit was also increased to $6.5 million.)

We expect to fund prospective operating needs and capital expenditures through cash from operations. Activities over and above normal operations may require additional sources of funding that are not presently identified. However, we believe that with our cash, accounts receivable balances, projected cash flows from operations, access to available borrowings from LaSalle Bank (assuming comparable renewal of credit facilities), and incremental capital leases, we will be able to meet our liquidity needs and capital expenditure requirements for at least the next twelve months. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the credit facilities available to us.

Due to the capital needs inherent to our business and despite current capital markets uncertainties, we may decide to seek additional financing to support our objectives to enhance product development, expand existing markets and enter new markets, expand our chemistry research laboratories, fund participation in new therapeutic collaborations, or enhance our capital base for other purposes. In making decisions regarding access to additional capital, we will consider the availability and terms of financing alternatives, as well as our objective to maintain financial flexibility to support planned and opportunistic growth of our business. Additional capital may be in the form of equity or debt securities, and may be raised in public offering or private placement transactions.

Off-Balance Sheet Arrangements

For the period ending December 31, 2004, we had no off-balance sheet transactions or arrangements other than ordinary operating leases that are further discussed in Note 7 of our consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations

We are obligated to make payments under a variety of contracts and other commercial arrangements, including the following:

The table that follows summarizes existing contractual obligations by type as of December 31, 2004:
(000's omitted)	Payments due by period *
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Debt	$4,715	$4,715	$ --	$ --	$ --
Capital Lease Obligations	7,026	4,202	2,824	--	--
Operating Leases	3,753	703	1,153	632	1,265
Purchase Obligations +	2,174	2,174	--	--	--
Total	$17,668	$11,794	$3,977	$632	$1,265

* Interest rates on the floating rate long-term debt are assumed to be constant for the purposes of this table. For this table, we have assumed that $600,000 of the $6.0 million revolving credit facility is outstanding throughout 2005 and that would generate an interest payable of $32,000 at a constant rate of 5.25%. For the mortgage loan we have assumed an interest rate of 4.8% until maturity in December 2005.

+ Purchase Obligations represent remaining commitments for material capital expenditures (building and equipment) related to the expansion our chemistry laboratory at Tripos Receptor Research and committed outsourcing of chemical production.

In addition, on January 5, 2005 we obtained financing in the form of a 48 month subordinated loan bearing an interest rate of 11.42% to fund the cash portion of our acquisition of Optive Research, Inc. Per the terms of the loan agreement, we will make interest only payments for the first eighteen months. Contractual obligations by period related to this transaction are as follows:
(000's omitted)	Payments due by period *
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Subordinated Bank Debt	$4,637	$364	$ 4,138	$ 135	$ --

Section 402 of the Sarbanes-Oxley Act of 2002 prohibits any new loans to officers and directors and renewals of existing loans to officers and directors, except in specific circumstances. We were unable to collect on a loan made to a former senior executive that existed prior to the effective date of Section 402 and took a charge of $137,000 in the first quarter of 2003 to write off the remaining amount.

Qualitative and Quantitative Disclosures About Market Risk

Our exposure to market risks is limited to foreign exchange variances and fluctuations in interest rates. During 2004, we did experience a significant impact from foreign exchange. The costs to perform the custom design and synthesis contract with Pfizer are incurred in British pounds sterling while we are compensated in U.S. dollars for much of the work. As a result, our gross profit was adversely affected by the decline in the U.S. dollar against the pound. Part of this effect was offset through foreign currency forward contracts whose gains were recorded in "Other Income".

Our foreign exchange risk is presently limited to currencies that historically have exhibited only minor fluctuations although during 2004, these currencies have shown more significant variation. Assets outside the United States are primarily located in England. Our investments in foreign subsidiaries with a functional currency other than the U.S. dollar are not hedged. The net assets in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates were approximately $15.5 at December 31, 2004. The potential reduction in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $1.6 million December 31, 2004. Any loss in fair value of permanently invested funds would be reflected in Other Comprehensive Income and would not impact our net income.

Our interest rate risk is attributable to borrowings under the line-of-credit and mortgage loan. We monitor our exposure to floating interest rate risk on line-of-credit borrowings along with the outstanding balance on the mortgage loan and endeavor to mitigate this risk through the use of appropriate hedging instruments.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to require that these items be included as current-period charges and not included in overhead. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions in FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of evaluating the requirements of FAS 151, but do not expect the adoption of FAS 151 to have a significant effect on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which revises and replaces SFAS No. 123, "Accounting for Stock-Based Payment" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of operations. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions of FAS 123R were to have been effective for reporting periods beginning after June 15, 2005. At the end of March, the SEC staff released Staff Accounting Bulletin No. 107 (SAB 107) providing guidance for implementing FAS 123R. Subsequently, the Commission delayed the implementation dates for Statement 123R to the start of a company's fiscal year. As a result, we will be required to comply with the provisions of FAS 123R beginning January 1, 2006. We are currently evaluating the requirements of FAS 123R, but because we are accounting for employee stock option grants in a footnote disclosure as permitted by SFAS No. 123, the adoption of FAS 123R will have an impact on our results of operations.

BUSINESS

Our Business

Overview

Our discovery informatics and discovery research products and services enable life science companies to enhance their drug discovery capabilities. We combine our resources in computer-aided molecular design, cheminformatics, chemistry research and production, with scientists on our staff to address the challenges facing pharmaceutical research organizations. We deliver products and services internationally recognized for their innovation and quality. By formulating new chemical compounds and aiding our partners' design of new chemical compounds in ways that we believe are more likely to result in drug discoveries, we offer our customers advantages in terms of research cycle time, cost, and efficiency of research activities.

We have formed commercial relationships with most major pharmaceutical companies and with many emerging biotechnology companies based on their use of some or all of our products and services. In addition, we have established strategic collaborations with several of the companies based on our specific unique capabilities. Representative pharmaceutical clients include: Sanofi-Aventis, Bayer, Bristol-Myers Squibb, Pfizer, and Schering AG. Representative biotechnology clients include: Biovitrum, Chronogen, and Critical Therapeutics.

Tripos was formed in 1979 to commercialize software for molecular visualization, analysis and design. In building our discovery informatics services, we have focused on developing an integrated suite of offerings to stay at the leading edge of scientific research. In addition to creating discovery informatics product and service offerings, our chemistry research activities have created an opportunity for us to participate in therapeutic collaborations with certain of our customers, giving us the potential for milestones and/or royalty interests in early-stage new drug candidates.

Our business model is based primarily on deriving recurring revenues from our discovery informatics and discovery research businesses and secondarily on achieving contributions from therapeutic collaborations if and when new therapeutics are developed. The following is a description of each area of our business:

  Discovery Informatics Products and Services. The SYBYL® and UNITY® software suites are the foundation of our discovery informatics product (software) offerings. These suites provide integrated tools for computer-aided molecular modeling and visualization, virtual screening (docking), combinatorial library design, data storage and analysis, and structure-activity relationships to customers in pharmaceutical, biotechnology and related life science fields of research. We offer over fifty (50) software products for these research areas. We recently introduced Windows®-based programs such as Lithium®, BenchwareTM and SARNavigator™, along with other desktop systems to reach beyond the traditional computational chemistry user base within life science research organizations: LITHIUM facilitates visualization and communication of computational models to other parts of the organization; Benchware enables combinatorial library enumeration and design to be performed by bench scientists; and SARNavigator provides an intuitive means of high-throughput screening (HTS) data analysis. Additional new Tripos products and technologies enable management of modern research laboratory operations as well as data analysis: the Tripos Electronic Notebook™ provides researchers with a common interface to enter all experimental data and store such knowledge and experience for future query and retrieval; ChemCoreRIOTM is a chemical registration, inventory and ordering system; ModelBaseTM is an Oracle® based system for storage and retrieval of computational and therapeutic product knowledge; and the Auspyx® data cartridge is a supporting technology for storing and searching chemical data within Oracle relational databases. These products and technologies are provided to clients through a license arrangement and typically involve some services to facilitate a smooth implementation. Customized software development projects can also be an avenue to assist customers to resolve specific research issues that require new scientific methods, techniques and analytical tools.

  Discovery Research Products and Services. Tripos Discovery Research Centre's laboratories, based in the United Kingdom, offer compound design and synthesis, molecular analysis and a complete suite of lead discovery and lead optimization capabilities. We offer off-the-shelf libraries of compounds sold for pharmaceutical screening purposes. We also participate with our customers in strategic chemistry research projects that may include therapeutic collaborations. These collaboration projects are focused on specific therapeutic targets that may result in our obtaining an ownership or economic interest in the products resulting from our research. Typically such ownership positions result only when we invest through contribution of discounted services or of in-kind products or services to a project or through specific and unique scientific expertise. We enter such collaborations on an opportunistic basis if and when scientific and funding resources are available. Our intent is to pursue improved returns from these projects. We do not seek to become a therapeutics company.

Tripos was founded 26 years ago by Professor Garland Marshall of the Washington University School of Medicine for the purpose of commercializing discovery research software tools. Tripos was purchased from its founder in 1987 by Evans & Sutherland Computer Corporation ("E&S"). In 1994, Tripos was spun-off in a tax-free distribution to E&S shareholders. We acquired our chemistry research capabilities, based in Bude, Cornwall, England, in late 1997 and also began offering discovery informatics consulting services in 1997.

Industry Background

The demand for our products and services is driven by fundamental change in the business of the largest pharmaceutical companies. These companies face significant pressures to develop new drugs that can generate substantial return on development costs while also contributing to improved health and life expectancy for the general populace. According to the Tufts Center for the Study of Drug Development, the average cost to bring a new medicine successfully to market can reach $800 million. The pressures on pharmaceutical companies are twofold: to reduce the time (and therefore the cost) of developing new drugs, and to discover and develop a greater number of new drugs, or to see a greater number of their drug candidates emerge from their R&D pipeline as approved and successful therapeutic products. Many large pharmaceutical companies are not meeting growth objectives. To maintain current levels of profitability, executives at large pharmaceutical companies project a need for a minimum of five new chemical entities (blockbuster drugs) each year, yet the industry average is less than three per year. As a result of these pressures, the methods by which large pharmaceutical companies are conducting their research and development activities are changing rapidly.

Outsourcing. For the past two decades, pharmaceutical companies have consistently increased their research and development activities in an effort to increase their product pipelines. As the pressures mount to continue product development while rationalizing research and development expenditures, pharmaceutical companies have turned to outsourcing. In the past, pharmaceutical companies have outsourced tasks such as management of clinical trials or certain parts of the manufacturing process. Beginning in the 1990s, research outsourcing by major pharmaceutical companies has dramatically increased due to pressures to decrease time-to-market, reduce costs, and improve the yield on internal research and development activities. According to an ING Barings market study, approximately 10% of early stage discovery activities are currently outsourced. In a recent market study, the market size for discovery research outsourcing was estimated at $1.8 to $2.3 billion globally, with approximately 30% of that amount related to chemistry services and collaborations. These figures were expected to grow by 10-12% over a five-year period. The future influx of targets from genomics alone may result in a 20% to 25% growth rate in new drug targets, and is expected to further impact outsourcing.

The Information Revolution. Rapid changes in industry, academic and government research in recent years have resulted in the generation of vast amounts of biomolecular, chemical and other scientific data. Included is information related to the gene sequence, variation, expression, and function, along with protein structure and function. When coupled with the attendant volumes of structure-activity data generated by high-throughput chemistry and high-throughput screening technologies, the quantity of data/information is overwhelming. In addition to a need for tools that enable analysis and decision-making on an unprecedented scale, there is increasing awareness that clarifying the relationship between biological targets and the particular chemical compounds with which they interact could significantly streamline the success of drug discovery. Until recently, traditional drug discovery research within pharmaceutical companies has not effectively incorporated these methods. In order to realize the full potential of the relationships that link the various disciplines in discovery, we believe new information technology tools will be required.

Importance of small molecule drug discovery. Despite recent gains in biotechnology, small molecule drugs, which are invented and designed by chemists, remain the drugs of choice by healthcare professionals and their patients. Small molecule drugs have inherent advantages over protein-based therapeutics, including a greater universe of treatable diseases, lower cost with greater ease of manufacturing, and the ease of administration of pills versus injections.

The Tripos Business Model

Through our discovery informatics and discovery research products and services we offer comprehensive, customized solutions to address many of the discovery research needs of our customers. We apply computational design and analysis skills in our laboratories, where we employ all of our software technologies, to develop new chemical entities for our customers. Applying this scientific discipline, we have developed and applied informatics solutions that incorporate the full array of biological, chemical, screening and other scientific data along with comprehensive data mining and analysis, to meet the need of the discovery scientist, whether on our staff or our customer's staff. By being an integrated provider, we are also able to apply the Tripos solution to work with smaller companies in therapeutic collaborations using our tools and services where we may participate in the success of a particular therapeutic product through joint ownership in compounds or in the collaborator or both.

Tripos' unique offerings are based on the integration of science, software and information technology into a complete solution for use in customers' research and discovery process. To achieve this solution, we:

  Offer software tools with leading-edge capabilities in a variety of applications, including 3-D molecular simulation and prediction of molecular structure and activity, data storage and analysis and in silico (computational research methods as opposed to laboratory methods) screening for biological activity;

  Leverage our knowledge of life sciences and pharmaceutical discovery processes to develop informatics solutions that improve research knowledge management to facilitate data access and data analysis;

  Operate state-of-the-art chemistry research facilities and processes to deliver high-quality compounds that can rapidly lead to new chemical entities; and

  Work with customers using our knowledge-driven chemistry approach to perform strategic chemistry research tailored to their specific requirements.

Strategy

We are a leading integrated provider of products and services for the drug discovery needs of pharmaceutical and biotechnology companies around the world. Key elements of our growth strategy are as follows:

Maintain Leading-Edge Discovery Informatics Innovation. Relying on 26 years of leadership in this field, we will continue to invest in new releases of our products, to develop new applications, and to create new technologies to meet the changing demands of researchers. We will also pursue software research and development collaborations with our customers to rapidly advance the state-of-the-art in computation while developing new products that we may market in the future. We will endeavor to deliver innovative informatics products that our customers can use to resolve their strategic informatics problems. We have experience in developing operational informatics systems and apply the pharmaceutical industry domain expertise of our scientists to develop innovative solutions that improve research operations through effective knowledge management. Technologies such as the Tripos Electronic Notebook, LITHIUM, Benchware, SARNavigator and other solutions aid in knowledge capture, sharing and utilization in the laboratory.

Drive Chemistry Research Efforts. We have fully integrated chemistry research and design capabilities that are driven by our in-depth knowledge of chemistry, informatics and computer-aided drug discovery resulting in the highest quality research. We will continue to invest in our chemistry research facilities and in our scientific expertise due to our belief that these capabilities are an essential component in helping our customers meet their research and development needs.

Seek Therapeutic Collaborations on an Opportunistic Basis. We will continue to leverage our integrated solution to develop collaborative arrangements with pharmaceutical and biotechnology companies in which we invest to obtain an ownership interest. We screen the scientific and management capabilities of potential partner companies. For those companies that pass our evaluation process, if we believe that our solutions can help these companies develop promising products, we will seek to enter into collaborative arrangements in which we will benefit from the success of a product or of the collaborator itself. In addition, we are using our ChemSpace® and other informatics technology to actively search our chemistry knowledge base for possible therapeutically interesting compounds that we may choose to investigate ourselves and offer in a research program to customers or collaborators. Once identified, we may initiate a program to further develop these compounds through targeted screening and synthesis activities, the objective of which is to produce interesting libraries of compounds enhanced for a particular therapeutic area. We believe such products form attractive starting points for collaborative research programs with pharmaceutical and biotechnology companies.

Pursue Strategic Alliances. We will continue to seek strategic arrangements with large and small life sciences companies. We will also be attentive to opportunities to enhance, expand or complement our areas of expertise, including through potential product acquisitions or other strategic transactions. In recent years, we announced collaborations with three companies. We began a collaboration with United Devices for grid computing and jointly entered into a development project with a European pharmaceutical company that will result in new products for Tripos for highly parallel computation leveraging idle desktop computers on a company's network. We also announced a collaboration with ChanTest to develop the industry's first predictive hERG ion channel model for cardiac toxicity and to add value to discovery projects through liability testing on lead compounds. Third, we have a collaborative agreement with Novascreen, a leading provider of drug discovery and development screening services, to provide biological screening capabilities that complement Tripos' chemistry research projects. We have also begun working to expand our technological capabilities by collaborating with other specific biotechnology firms to offer hit finding and lead optimization along with the rapid identification and optimization of novel targets and novel chemistries.

In late December 2004, we announced the acquisition of Optive Research, Inc. that was subsequently completed in January 2005. Through this acquisition, we gained access to fifteen (15) software products developed by Optive that are complementary to our existing products. Some of these products will be utilized to expand our desktop product strategy. We are also excited about adding the talented scientists and executives from Optive to our team.

Products and Services

Our business proposition is based on our ability to deliver an integrated offering of technologies for in silico discovery for the expert user and the non-computational chemist, information-rich chemical libraries, and collaborative chemistry research projects. The following summarizes some of the key components of our products and services.

Discovery Informatics Products

Discovery informatics products offer customers the ability to accelerate the identification and optimization of new compounds that have the potential to become drug products. Our design tools improve the efficiency of the research process by identifying physical and structural properties of molecules that are likely to make them suitable as drugs, and then use this information to design novel molecules that possess these properties. These calculations are based on complex pattern analysis and 3D simulation of chemical structures and behaviors, and often involve many thousands of molecules. By viewing and analyzing the results of calculations done with Tripos' software products, scientists can make decisions about which compounds to move forward in their research. Our discovery software enables scientists to avoid costly synthesis and testing expenses for chemical compounds that are not likely to be effective and to quickly design the experiments most likely to advance a project. Our proprietary software is used by scientists at major research facilities around the world to manage, analyze and share biological and chemical information.

The cornerstone of our discovery software suite is SYBYL® , an expert's platform for molecular design, analysis, and visualization. The SYBYL product is a comprehensive computational tool kit that simplifies and accelerates the discovery of drugs and new chemical entities. Our software, including products obtained in the acquisition of Optive Research, Inc. in January 2005, supports the following application areas:

RESEARCH AREA	APPLICATION AREA	SOFTWARE	DESCRIPTION
LIGAND-BASED DESIGN	PHARMACOPHORE PERCEPTION	DISCOtech™ GASP™ Tuplets™	Elucidate pharmacophore models from pre-calculated conformers Refine pharmacophore geometries Pharmacophore-based virtual screening
	SAR & ADME	QSAR with CoMFA® Advanced CoMFA® Distill™ HQSAR™ VolSurf™ Almond™
  Build predictive structure-activity and structure-property models
  Refine and enhance 3D QSAR models
  Determine and visualize SARs
  Perform automated QSAR analyses
  Predict ADME properties
  Calculate and utilize alignment independent molecular descriptors

RESEARCH AREA	APPLICATION AREA	SOFTWARE	DESCRIPTION
RATIONAL DRUG DESIGN	VIRTUAL SCREENING	FlexX™ FlexX-Pharm™ CombiFlexX® FlexE™ FlexS™ CScore™
  Flexibly dock ligands into a binding site
  Flexible docking under pharmacophore constraints
  Rapidly dock combinatorial libraries into a receptor site
  Consider protein flexibility during docking calculations
  Perform shape-based screening of ligands in the presence of receptor structure
  Rank the affinity of compounds bound to a target with consensus scoring

	De novo DESIGN	LeapFrog® RACHEL™ EA-Inventor™	Perform de novo ligand design Sophisticated tools for optimization of lead compounds Provides robust and controlled structure modifications
COMBINATORIAL CHEMISTRY	LIBRARY DESIGN	Legion™ CombiLibMakerTM OptDesign®	Construct virtual compound libraries Generate virtual combinatorial libraries Design and edit combinatorial libraries
	MOLECULAR DIVERSITY	DiverseSolutions® Selector™	Design, compare, or select compound libraries Characterize and sample compound libraries
STRUCTURAL BIOLOGY	MACROMOLECULAR MODELING	Biopolymer ProTable™ SiteID™	Predict, build, and visualize molecular 3D structures Analyze and assess the quality of protein structures Find and visualize protein binding sites
	HOMOLOGY MODELING	Composer™	Construct 3D homology models of proteins
INFORMATICS	BIOINFORMATICS	GeneFold® MatchMaker™ FUGUE™	Identify protein function from sequence Use inverse-folding techniques to build 3D models of proteins form sequence Recognize distant homologues by sequence-structure comparison
	CHEMINFORMATICS	UNITY® Auspyx® HiVol™
  Locate compounds in data bases that match a pharmacophore or fit a receptor site
  Store and search chemical structures and relational data directly inside Oracle® databases
  Analyze and filter high volume datasets

CORE TECHNOLOGIES	MOLECULAR DESCRIPTORS & INTERACTIONS	ClogP / CMR MM3™ (2000) MM4™ (2004) hint! ® Molconn-Z™ ZAP™ Savol™ HSCF™ GSSI™
  Include molar refractivity and logP in QSAR and ADME models
  Optimize structures by molecular mechanics
  Optimize structures by molecular mechanics
  Analyze hydropathy and hydropathic interactions
  Compute a wide range of topological indices based on molecular structure
  Calculate and display the electrostatic potential of molecules
  Computes molecular surface area, molecular volume and atomic contributions
  Performs semi-empirical molecular orbital (MO) calculations
  Enables regression and prediction of solution-phase properties

	MOLECULAR MODELING & VISUALIZATION	MOLCAD™ AMPAC™	Visualize molecular surfaces and molecular properties Use semi-empirical quantum mechanical methods to calculate transition states and spectral properties
	STRUCTURE GENERATION & REPRESENTATION	Advanced Computation Concord® Confort™ StereoPlex® ProtoPlex™
  Explore the conformational properties of compounds
  Converts 2D connection tables to 3D structures
  Generates sets of diverse, low energy conformers
  Generates all stereomers of a chemical structure
  Generates all energetically plausible protomers of a chemical structure

We believe Tripos is well positioned to meet the growing demand in the life sciences industries for integrated, managed, accessible information that spans all aspects of an organization's research efforts. The highly specialized research environments of these industries require an experienced understanding of the discovery process. We draw upon over 26 years of experience developing scientific software applications for the pharmaceutical and biotechnology industries.

We have developed and deployed operational informatics technologies designed to enhance everyday laboratory activities -- such as experiment management, workflow and logistics. We have experience in research and development of novel strategic informatics technologies that focus on scientific data analysis, predictive science and decision support for large pharmaceutical organizations. These strategic systems capitalize on experimental work by maximizing the utility of generated data.
OPERATIONAL INFORMATICS Tools and applications designed to support typical laboratory operations
	Products	Description
Workflow and Experiment Management	Tripos Electronic NotebookTM	Enter and store all experimental data in notebook
	ChemCoreRIO™	Registration, Inventory and Ordering
	AUSPYX®	Store and search chemical data structures directly inside Oracle® databases
	Benchware™	Suite of Microsoft Windows-based applications offering chemical library enumeration, design and visual exploration
	LITHIUM®	Enterprise-wide collaboration and communication of computational procedures and results across scientific disciplines
	ModelBase™	Database for storage and retrieval of computational and therapeutic project data
	SARNavigator™	Visualization and analysis of large high-throughput screening data sets

Discovery Research Products (LeadQuest® Compound Libraries and Discovery Research Services).

One foundation of our discovery research business is our LeadQuest® screening library product, a unique set of approximately 80,000 compounds that meet our stringent diversity and purity criteria. The LeadQuest® compounds are based on a general understanding of biological relevance and are suitable for initial screening of any biological test system. The LeadQuest library is an efficient source of compounds for screening that eliminates redundant and impure samples from the screening effort. When compounds in the LeadQuest library demonstrate appropriate activity in biological assays, we can quickly design and synthesize hundreds of similar compounds for follow-up screening and lead optimization.

We strive for high levels of purity in order to make our customer's screening process efficient and cost-effective. All compounds are subject to thorough analytical testing, and purity data is made available to customers. The design strategy behind the LeadQuest library exploits our proprietary and patented ChemSpace® technology, and improves the efficiency of the screening process by minimizing the number of compounds that must be screened in order to find a lead compound. The compounds in the LeadQuest library are designed to represent chemistry space uniformly while minimizing overlap with an existing screening repository and avoid redundant sampling.

Our discovery research services capabilities enable us to partner with pharmaceutical and biotech companies to enhance the effectiveness of their research programs. We offer our customers expertise in compound design, compound synthesis, molecular analysis, lead discovery, lead optimization, and medicinal chemistry to facilitate research activities. For instance, using our LeadQuest® library, in concert with biological data generated as part of a drug discovery program, we can specially design focused libraries suitable for further research by our customer. We accomplish this by again using our ChemSpace® technology to accelerate the discovery of new chemical entities with the desired pharmacological profile. Teaming ChemSpace with data available in the public domain (patent filings, published research, etc.) allows our scientists to provide our Lead HoppingSM services to navigate through heavily researched and protected areas to help our customers find novel chemical families of structures and to seek out new lead series to avoid problems with toxicity, metabolism, excretion, or absorption.

In mid-2004, we began using our research capabilities to investigate several specific known biological target areas of interest to a large number of pharmaceutical and biotechnology firms. In this process, we identified compounds from our collections and had these compounds screened externally for biological activity and selectivity. Based on the outcome of these results, we designed and synthesized new libraries of compounds and iterated this process to further develop the intellectual property associated with these libraries. We plan to offer these LeadDiscovery packages to our customers both as products and as initiators in new collaborative research programs beginning in 2005.

Our discovery research capabilities were acquired in late 1997 along with an initial staff of 8 and were expanded over subsequent years to meet customer demand. The laboratories are based in Bude, Cornwall, England and now have a staff that numbers nearly 170. In 1999 we built a 25,000 square foot state-of-the-art research center. Our recent expansion added 48,000 square feet to our capacity in early 2004, bringing the total facility to 73,000 square feet.

Hardware Sales

We also sell computer systems to our customers upon request as a convenience; we do not, however, maintain an inventory of systems on-hand. We do not expect nor realize high margins on these products.

Collaborations and Customer Relationships

Our growth strategy is based on expanding relationships with large pharmaceutical and biotechnology companies to offer multiple Tripos products and services to enhance their drug discovery operations. Below are some of our major collaborations:

Customer Relationships:

Bristol-Myers Squibb. In December 2000, we initiated the first phase of a program with Bristol-Myers Squibb (BMS) to design and implement an integrated research informatics system. Working with BMS and Accenture LLP, we developed an enterprise-wide program to provide a new decision support capability to accelerate drug discovery. The system, titled SMART-IDEA, incorporates our MetaLayer™ software and was deployed by BMS to their research staff numbering more than 1,500 scientists during 2002. In September 2003, we entered into an extension to our then current agreement with BMS to integrate our FormsBUILDER™ technology, a forms-based querying tool for retrieval and browsing of research data, into the SMART-IDEA application. This form-based searching technology enables scientists to easily customize their own forms and combine queries requesting chemical structures with associated data from experiments in many areas. The FormsBUILDER™ technology was deployed at BMS in 2004. We continue to deploy staff on-site at BMS for the purposes of support and enhancement of these technologies.

Pfizer, Inc. In January, 2002, we entered into a strategic collaboration with Pfizer for up to four years and originally up to $100 million to design, synthesize and purify high-quality, drug-like compounds to expand Pfizer's chemistry compound collection. The original contract called for a minimum two-year commitment from Pfizer. Upon completing the first two years of the contract in 2003, the relationship was amended in early 2004 to reflect a reduction in compound collection production and a corresponding move into next-stage hit follow-up work between Tripos and Pfizer. The amendment also reflected a further minimum commitment for 2004 and expected overall 4-year revenue of $90 million, with the potential to recognize up to $22 million in 2005.

In a separate transaction in October 2004, Pfizer renewed and increased their multi-million dollar, multi-year agreement to license the Tripos suite of discovery software technologies, including the SYBYL and UNITY software products, to Pfizer research locations worldwide.

Schering AG. In August, 2002, we began a collaboration with Schering AG to develop an integrated chemical information management system that would allow Schering scientists to manage information, plan syntheses, order reagents and track all their chemical assets globally. This system is known as the Enterprise Chemical Information Management System (ECIMS). In March 2004, we announced the completion of a significant milestone in this collaboration with Schering AG. Schering accepted Tripos' AUSPYX® data cartridge for Oracle® as the foundation of ECIMS. ECIMS is based on our ChemCore™ technologies in use at our chemistry research facilities in Cornwall, England, and our Tripos Electronic Notebook™ (TEN) systems. Tripos and Schering amended their agreement in mid-2004 to adjust the timing, scope and payment schedule for the remainder of the project. We achieved other key milestones during the latter stages of 2004 and remain on track to complete the project according a revised schedule.

Critical Therapeutics, Inc. In October 2003, we entered into an agreement with Critical Therapeutics (CTI) to identify and optimize small-molecule agonists for CTI's development program targeting a nicotinic acetylcholine receptor. The project has progressed through 2004 and we continue to use our chemistry and discovery research processes, including our LeadQuest® chemical compound libraries and ChemSpace®-enabled LeadFocusSM and LeadHoppingSM programs, to select and synthesize compounds for CTI's target. We will receive research payments and additional payments for successful achievement of agreed milestones.

Chronogen Inc. In January 2004, we entered into a three-year collaboration with Chronogen to discover and optimize small-molecule therapeutics for cardiovascular disorders. Under the agreement, we are employing our knowledge-driven chemistry process to provide complete drug discovery chemistry services for Chronogen. Drawing upon our chemical libraries, expertise in data analysis, design tools and rapid synthetic follow-up capabilities, we are supporting Chronogen's biological expertise in metabolic pathways related to aging. Chronogen has been applying its in vitro screening technologies to rapidly select effective molecules, and we are optimizing those molecules for specific cardiovascular indications. We are paid on a fee for service basis with the potential for success based milestones.

Divergence, Inc. In June 2004 we entered into a collaboration with Divergence, Inc., a leader in genomics-based discovery of solutions for the prevention and treatment of parasitic infections in plants, animals, and people. We are employing our chemistry knowledge base and knowledge-driven chemistry process to expand structure-activity-relationship (SAR) models and optimize appropriate candidates for parasite control. We will receive research payments during the collaboration.

European Molecular Biology Laboratory (EMBL). In July 2004 we entered into a multi-year relationship with EMBL and the German Cancer Research Centre (DKFZ), to assist in rapid identification of potential molecular leads. We employ our chemistry knowledge base and associated knowledge-driven chemistry process to facilitate rapid hit finding, hit follow-up and chemical optimization of candidate molecules for a wide range of projects. We will receive research funding during the relationship.

Strida Pharma Inc. In August 2004 we entered into a multi-year joint collaboration with Strida Pharma Inc. and NovaScreen Biosciences Corporation to support Strida's cancer therapeutics development program. We are working to identify, design and synthesize suitable compounds for biological activity assessment in a high-throughput screening assay developed by NovaScreen. We are paid on a fee for service basis.

Sanofi-Synthelabo Recherche. In September 2004 we entered into a strategic collaboration with Sanofi-Synthelabo Recherche, an affiliate of Sanofi-Aventis. Working with proprietary therapeutically relevant chemistry motifs identified by Sanofi-Synthelabo Recherche, we continue to employ our knowledge-driven chemistry approach to design and synthesize compounds that expand these areas of therapeutic interest. We will receive research payments during the collaboration.

Bayer AG. In October 2004, we successfully completed work on a three-party arrangement with Bayer and LION Bioscience to provide Bayer with an integrated cheminformatics technology to speed Bayer's identification of lead candidates for its drug programs.

BioTie Therapies Corp. In December 2004, we entered into a collaboration with BioTie to enhance BioTie's drug discovery efforts, which include innovative medicines for the treatment of dependence disorders, inflammatory diseases and thrombosis. We will use our LeadHoppingSM technology with the goal of identifying a backup series for one of BioTie's key drug discovery programs. We will then rapidly synthesize compound libraries for in-house screening by BioTie. We are paid on a fee for service basis with the potential for success based milestones.

Biovitrum Our collaboration with Biovitrum in the discovery informatics area enhanced the GASP™ software tool, which applies a genetic algorithm to a set of compounds active against a common target. Molecules that match the models created in GASP™ are more likely to be active, making this an important tool to identify other active structural series in large corporate databases. We expect to release the new software technology to the market during 2005.

Collaborations:

NOVASCREEN Biosciences Corp. We participate in a mutual service and distribution agreement with NOVASCREEN Biosciences (NovaScreen) that allows each company's sales force to offer the other's products and services to their biotechnology and pharmaceutical clients. NovaScreen is able to use our LeadScreen™ compound plates as a source of compounds for high throughput screening (HTS) services, as well as our LeadQuest® libraries for secondary screening and in vitro ADME/Tox (Absorption, Distribution, Metabolism, Excretion and Toxicity) follow-up. In turn, we are offering our customers assay development, HTS reagents, HTS services, secondary screening and in vitro ADME/Tox screening through NovaScreen. The goal is to provide customers access to a comprehensive range of both companies' products and services, from assay development to identification and production of optimized lead compounds, all under one agreement thus enabling either company to perform complete discovery and optimization projects for clients.

ChanTest, Inc. We collaborate with ChanTest to develop models that predict which drug compounds are likely to produce cardiac liability due to blockage of the hERG ion channel as well as those chemical features that may be corrected in drugs already having a cardiac liability. We are providing compounds for testing by ChanTest and, based on test results, developing the predictive model and employing it to examine clients' data. Our chemistry research facilities are optimizing clients' leads to remove any cardiac ion channel liability that becomes visible in lead candidates. This collaborative process aims to deliver an effective compound free of cardiac liability more rapidly than client's internal resources, thus saving time and expense. This model is the first of its kind and works to assist customers in meeting potential FDA clinical trial mandates for hERG channel ion testing.

United Devices, Inc. We also work with United Devices to enable our virtual screening applications to operate on United Devices' parallel grid computing platform. We are collaborating to port FlexX™, FlexX-Pharm™ and FlexE™, programs that allow virtual screening of compound databases by rapidly docking flexible ligands at active sites, and Unity® 3D software that provides fast, flexible 3-D searching of chemical databases to United Devices' Grid MP™ platform. It will be offered as a product to other customers upon completion. United Devices' Grid MP™ Enterprise platform is currently being used by a number of pharmaceutical companies as well as by university researchers.

Sales, Marketing and Distribution

We market our products and services directly in the U.S., Canada and Europe. We market our products through an exclusive distributor arrangement in Japan and Australia, and through non-exclusive agency relationships in Brazil, Korea, China, Singapore, and India. On December 31, 2004, our sales force consisted of 46 management, technical, sales and administrative employees: 21 for the United States and Canada and 25 in Europe. Our domestic sales and support center is located at our headquarters in St. Louis, Missouri. Sales representatives are located in or near key research areas around the U.S. We also maintain sales offices near London, Paris and Munich.

The sales staff includes employees with Ph.D. degrees in chemistry, various advanced degrees in the sciences and work experience with various hardware and software suppliers as well as with the pharmaceutical and biotechnology industries we serve. Our sales representatives are compensated through a combination of base salary, commissions and bonuses based on quarterly and annual sales performance. In addition, our pre-sales scientists, all of whom have Ph.D. degrees in chemistry or a closely related field, receive total compensation determined in part by their success in supporting and generating sales in a particular territory.

Teams, which include scientists working in collaboration with our sales employees, have developed a consultative sales approach through which we have created relationships with our key customers. We believe these relationships enable us to understand and better serve the needs of our customers. Because our customers frequently have both domestic and international operations, our sales staff and scientists in foreign locations work closely with their counterparts in the United States to ensure that our customers' international needs are met in a coordinated and consistent fashion.

We market our workstation-based software products in a variety of ways, one of which is term licenses on the basis of a fixed number of simultaneous users per software module. Network-based licensing is available, based on a count of the number of simultaneous users. We also have time-based (one, two or three years) license options that offer customers the ability to tailor their product selections to their specific research needs and that are renewable at the end of the selected terms. Our customer base has taken advantage of the flexibility of time-based licensing to access more of our software products. These arrangements provide a more predictable recurring revenue stream from the periodic renewals. Software packages consisting of modules typically purchased by customers in particular industry segments have been defined and have been specially priced to facilitate customer purchase of an optimal module set for their needs.

Discovery informatics and software development arrangements are sold on a collaborative basis by focused business developers and scientists directly to research management and information technology departments. Each contract is negotiated based on the particular software needs of the customer. The term of the contract is highly variable and may range from two weeks up to a number of years. Tripos provides programming and scientific expertise. Discovery informatics contracts may include specification, gap and risk assessment, and/or full biological and chemical data integration. Our proprietary technologies such as LITHIUM, FormsBUILDER, Tripos Electronic Notebook, AUSPYX and ChemCoreRIO, may be installed at a client site to solve many research information problems. These technologies have annual license fees.

Sales of the compound libraries are made through our sales teams and distributors. The LeadQuest® library includes approximately 80,000 compounds available for purchase. The compounds are sold on a nonexclusive basis to all purchasers and we generally retain no trailing rights to the compounds once purchased by a customer. LeadQuest® high-throughput screening libraries are novel, diverse, high-quality, drug-like compounds that serve as a pathway to more extensive discovery research.

Discovery research collaborations are offered through a team comprised of business developers, scientists and members of senior management. This approach is best suited for the long cycle required in developing meaningful partnerships with key customers for outsourcing or collaborating on discovery research projects.

We exhibit our products and services at various scientific conferences and trade exhibitions, including national and regional conferences of the American Chemical Society, at the InfoTech Pharma Conference, a variety of IBC Drug Discovery Conferences, Society for Biomolecular Screening Conference and CHI High-throughput Screening for Drug Discovery Conference and others. Our scientists frequently publish and present results of original research at these and other conferences throughout the world.

Customer Training, Service and Support

Software licenses typically provide a limited warranty for a 90-day period. Thereafter, support of our software products is provided under an annual fee arrangement. Approximately 90% of our commercial and academic customers have contracted for support service. This service gives customers access to telephone consultation with our technical personnel in local offices, on-line access to a company-operated computer bulletin board, new release versions of licensed software and other support required to use our products effectively.

We offer customer training in the use of our products through a dedicated training staff knowledgeable in both chemistry and computer science. We send technical newsletters, bulletins, and advance notification about future software releases to our customers to keep them informed and to help them with resource allocation and scheduling. We also sponsor seminars throughout the world for our customers, involving presentations both by our personnel and guest lecturers. These seminars are designed to enhance customer understanding of our products and their potential use as an aid to customer research requirements. We provide our customers with advice on computer system configuration management and frequently provide customers with consulting advice in addressing particular research questions as part of the normal pre- and post-sales process.

Significant Customers

In 2004, 2003 and 2002, we obtained 54%, 52% and 33%, respectively, of our total revenues from Pfizer, Inc. No other individual customer accounted for over 10% of total revenue in these years.

International Sales

We sell software licenses, compound products and research services through our wholly owned subsidiaries in Canada and Europe and through a network of distributors and agents in the Pacific Rim, South America and India. Net sales from our activities outside of North America represented approximately 80%, 74% and 64% of total net sales in 2004, 2003 and 2002, respectively, with Europe accounting for 75%, 67% and 57%, and the respective balances coming from customers in the Pacific Rim. We believe that revenues from foreign activities will continue to account for a significant percentage of our total net sales. See Note 12 to our consolidated financial statements, Segment Information, contained elsewhere in this prospectus.

Software license and compound product sales through distributors or agents to our Pacific Rim customers accounted for 4%, 4%, and 4% of 2004, 2003, and 2002 total sales, respectively. Software products and access keys are sent either directly to the customer or through the local representative firm. For Pacific Rim transactions in all countries except Japan and Taiwan, the end-user customers enter software license agreements with Tripos. Japanese and Taiwanese customers enter sub-license agreements with the local distributor. All access keys are created by Tripos upon receipt of proof of agreement (purchase requests from the Japanese and Taiwanese distributor or license agreements from end-user customers). Revenue is recognized for all countries except Japan and Taiwan upon shipment of product to the customer and when access is granted. Revenue is recognized for Japanese and Taiwanese transactions upon shipment of product to the distributor. The Japanese and Taiwanese distributors are contractually obligated on a non-recourse basis for all software license transactions in their territories.

Research and Development

We believe our position as a leader in discovery informatics products and services will depend in large part on our ability to enhance our current product line, develop new products, maintain technological competitiveness, integrate complementary third-party products and meet a rapidly evolving range of customer requirements. We intend to continue to make substantial investments in product and technology development to meet our customers' demands.

The complexity of developing new and enhanced scientific information management software in a client/server environment is significant. Delays or unexpected difficulties in any segment of a development project can result in late or undeliverable product. In view of this complexity, there can be no certainty that we will be able to introduce our products on a timely basis in the future, or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve market acceptance.

Our research and development activities are undertaken by our discovery software group and our discovery research group. The discovery software group, composed of chemists and other scientists, works closely with customers to identify market needs for new products. Upon identification of a market need for a new product, the discovery software group collaborates with our software engineers to develop requirements and specifications, implement code and perform regression tests for the new product. Separate quality assurance, environment management and systems groups manage the final release, documentation and porting of the new product to all supported platforms. In addition, we fund research at certain academic institutions. We believe that this funding allows us to gain access to significant technology not otherwise available. Also, we enter into software development arrangements with major pharmaceutical customers to develop software tools crucial to high throughput research environments and for other emerging issues in the life sciences industry.

In September 1998, we opened our first laboratory facility (6,600 sq. ft.) suitable for complete chemical synthesis operations. We began production of newly designed screening libraries, started pilot projects for contract research and generated focused libraries. In May 1999 we opened our second and larger laboratory facility (18,400 sq. ft.), providing us with the capacity to accommodate large library synthesis and contract research operations simultaneously. Our compound library inventory, LeadQuest®, has subsequently increased to around 80,000 highly pure compounds available for sale. In addition to LeadQuest® library synthesis, we have the facilities and staff to perform several contract research projects concurrently. The latest expansion of our chemistry facilities was completed early in 2004 and added 48,000 sq. ft. of laboratory space to accommodate production under the Pfizer compound enrichment contract and other incremental business opportunities. We now have 73,000 square feet of laboratory space at our discovery research center in Cornwall, England.

Research and development expenses include all non-capitalizable costs of software development from Discovery Informatics and any non-capitalizable research associated with the validation of compound libraries or discovery research projects from our Discovery Research area. R&D expenses for 2004, 2003 and 2002 were $9.3 million, $12.9 million and $10.1 million, respectively. In accordance with SFAS No. 86 and AICPA Statement Of Position 98-1, Tripos capitalizes software development costs for both external and internal use. Net capitalized software development costs were $2.2 million at December 31, 2004 and $2.4 million at December 31, 2003. The capitalized software costs are related to work in creating a commercial version of our ChemCoreRIO (Registration, Inventory and Ordering) technology that is already in place at our own chemistry laboratory in the U.K. along with multiple new "benchtop" software technologies for laboratory chemists.

A portion of our chemistry R&D efforts are attributable to development of our LeadDiscovery packages that include chemical compounds and associated intellectual property derived from biological screening activity. We have captured the costs for promising leads in inventory as we assemble the package offering. We anticipate bringing a few of these packages to market in 2005.

Production

Our discovery informatics software production operations consist of assembling, packaging and shipping of software and database products along with documentation needed to fulfill orders. Outside vendors provide printing of documentation and manufacturing of packaging materials. We typically ship our software products promptly after the acceptance of a customer purchase order and the execution of a software license agreement.

Discovery informatics service contracts, or enterprise software consulting, may be structured under a variety of terms including billing for hours worked, successful delivery of milestones or fixed-price contracts. Staff assigned to these contracts is principally located in the U.S. These contracts may contain provisions for license fees on the core technologies delivered at the inception of the project or for the system software activated upon completion of the contract. Quarterly revenues and costs from software consulting will vary due to the mix of contracts being serviced in any particular quarter.

Discovery research activities, LeadDiscovery and LeadQuest® chemical compound production are performed and carried out at Tripos Discovery Research in Bude, Cornwall, England. Discovery research projects vary in size, scope and length of time to complete. Discovery research agreements may include technology access fees, full-time equivalent billing rates, and trailing rights in the form of milestone payments or royalties. Certain projects include management of biology screening processes performed by third parties. The unpredictability of chemistry reactions may impact the rate of progress on research contracts and lead to fluctuations in revenue recognition.

We produce our LeadQuest® chemical compounds in the same laboratories as our discovery research activity using the same state-of-the-art equipment and processes. The LeadQuest compounds are created from chemistry templates that do not overlap with customer-specific projects or the LeadDiscovery sets. All of our chemistry research and production activities rely on our proprietary ChemSpace technology to generate "drug-like" ideas from the trillions of potential candidates.

We do not manufacture computer hardware, but simply act as a reseller for one vendor.

Intellectual Property

We rely upon a combination of patent, copyright, trademark and trade secret laws to protect our intellectual property. License and non-disclosure agreements are used to establish and protect the proprietary rights in our products. We hold four key patents in the area of analysis of the relationship of chemical structure to activity; one issued in the early 1990's on our SYBYL CoMFA product, another issued in 1998 on our Hologram QSAR, and two on our ChemSpace technology issued in 2001. The source code for our products is protected both as trade secrets and as unpublished, copyrighted work. In addition, our core software products are developed and manufactured only at our facilities. We do not disclose the source code for our products to any of our distributors. We supply our source code under special, restrictive license provisions to a very limited number of customers only on special request, none of which has been received in the last five years. Also, upon request, Tripos has placed source code in escrow for the benefit of a minimal number of designated customers for limited support purposes on a contingency basis. All major software products are shipped from our St. Louis facility under a technical license management system that governs access. Despite these precautions, it may be possible for a third party to gain use of our products or technology without prior authorization, or to develop similar technology independently. Effective copyright and trade secret protection may be unavailable or limited in certain foreign countries where we do business. The markets in which we compete are characterized by rapid technological change. While we believe that legal protection of our technology is an important competitive factor, we are aware that such factors as the technological and creative skills of our personnel, new product development, frequent product enhancements, name recognition and reliable product support are important in maintaining a sustained technology leadership position.

We license our workstation software through the execution of license agreements. We license our personal computer software products by use of a "shrinkwrap" license. A "shrinkwrap" license agreement is a printed license agreement included within packaged software that sets forth the terms and conditions under which the purchaser can use the product and is intended to bind the purchaser, by the purchaser's acceptance of the software, to such terms and conditions.

We have a number of contracts with academic institutions and individuals providing us the right to license, market and use technology not developed by us. These products enhance our ability to offer an enriched product line and represent a material percentage of our annual revenue.

Our general screening and targeted compound libraries, which are manufactured and shipped by Tripos Discovery Research from their Bude, England facilities, and the related synthesis methods and approaches, are protected as trade secrets by non-disclosure agreements and other means. Compound, consulting, discovery research and collaborative agreements we enter require specific documentation regarding defined proprietary rights, responsibilities of the parties, and/or allowed use of any related compounds or libraries of compounds.

Competitors

We operate in a highly competitive industry characterized by rapidly changing technology, frequent new product introductions and enhancements, and evolving industry standards. We compete with other vendors of software products designed for applications in analytical chemistry, computational chemistry, chemical information management, and combinatorial chemistry; the four principal areas in the chemical and pharmaceutical research market. Our discovery research group competes with other vendors for the sale of contract chemistry research, focused compound libraries and diverse compound screening libraries. The competition in our industry is fragmented and populated with a wide spectrum of organizations ranging from small start-up companies to large multi-national firms along with academic research institutions.

Competition is likely to intensify as current competitors expand their product offerings and as new companies enter the market. The competition we experience in our existing and targeted markets could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on us. A number of our existing competitors have significantly greater financial, technical and marketing resources than we do. We believe that the principal factors affecting competition in our markets are product quality, performance, reliability, scientific and technological innovation, ease of use, technical service, support, and price. We expect that these factors will remain major competitive issues in the future, but additional factors will become increasingly important, including contribution to the overall efficiency of the research effort through enhanced integration, communication and analysis. Although we believe that we currently compete favorably with respect to these factors, there can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not have a material effect on our business, operating results or financial condition.

Employees

As of March 31, 2005, we had a total of 328 employees, of whom 149 were based in the United States and 179 were based internationally. Of the total, 59 were engaged in marketing, sales and related customer-support services, 80 in software product development and consulting services, 134 in chemistry laboratory activities and 55 in operations, administration, MIS and finance. Our future success is significantly dependent on the continued service of our key technical and senior management personnel and our continuing ability to attract and retain highly qualified technical and managerial personnel. None of our employees are represented by a labor union nor covered by a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with employees to be good.

Properties

Our principal administrative, sales, marketing and software product development facility is located in St. Louis, Missouri. We own this facility, which is financed by a mortgage note. We also own laboratory facilities (73,000 square feet) in which chemical product development and discovery research service contracts are executed located in Bude, Cornwall, England. Our European subsidiaries lease sales and service offices in the United Kingdom, France and Germany. In addition, on January 5, 2005 we assumed a lease for office space in Austin, Texas for Optive Research, Inc. We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

On or about July 24, 2003, Tripos and two of our executive officers, Dr. John P. McAlister and Mr. B. James Rubin, were sued in federal district court in St. Louis, Missouri on behalf of purchasers of our common stock during the first half of 2002. The consolidated class action complaint alleged that statements made by us in press releases and other public disclosures contained materially false and misleading information in violation of the federal securities laws.

On or about May 5, 2004, plaintiffs filed a second amended complaint on behalf of a purported class of purchasers of our common stock between February 9, 2000 and July 1, 2002 (the "Class Period"). The second amended complaint generally alleges that, during the Class Period, defendants made false or misleading statements of material fact about our prospects and failed to follow generally accepted accounting principles in violation of the federal securities laws. The second amended complaint also names Ernst & Young LLP as a co-defendant. In August 2004, Tripos and the individual defendants and Ernst & Young filed motions to dismiss the second amended complaint. The amount of damages being sought is unspecified at this time. Although we believe that we have meritorious defenses to the claims alleged against us in this action, it is too early in the litigation to provide an accurate assessment of the likelihood or the extent of any liability arising from this matter.

MANAGEMENT

Directors

The following table sets forth the name and age of each director, indicating all positions and offices with our company currently held by the director:
Name	Age	Position

Ralph S. Lobdell	61	Chairman of the Board of Directors
Alfred Alberts	73	Member, Board of Directors
Stewart Carrell	71	Member, Board of Directors
John P. McAlister	56	President and Chief Executive Officer, Member, Board of Directors
Gary Meredith	70	Member, Board of Directors
Ferid Murad	68	Member, Board of Directors

Ralph S. Lobdell has served as the Chairman of our Board of Directors since June 1994. Mr. Lobdell received his Bachelor of Science degree from the U.S. Naval Academy in 1965 and his Master of Business Administration from Stanford University in 1972. Mr. Lobdell worked for First Chicago Corporation from 1972 through 1977, initially on the parent company staff and then its venture capital subsidiaries. In 1977, Mr. Lobdell joined Abbott Laboratories in Chicago in Corporate Planning and Development. Mr. Lobdell worked for the Harbour Group, a St. Louis based investment company, from 1979 until his retirement in 1991. He was appointed President of Harbour in 1987. Mr. Lobdell served on the Board of Directors of virtually all of Harbour's portfolio companies acquired during his tenure. In September 2004, Mr. Lobdell was elected to the board of the Iraq Middle Market Development Foundation and in January 2005, he was elected to the board of directors of the Middle East Micro-Credit Company. Both of these entities are not-for-profit Non-Governmental Organizations.

Alfred Alberts was named a Director in February 1997. Mr. Alberts is currently serving on the Board of Directors of Cardium Therapeutics, Cambridge, Massachusetts and is a scientific consultant to several major pharmaceutical companies. He served as the Vice President of Biochemistry and Natural Product Discovery at Merck Research Laboratories prior to his retirement in 1995. Prior to joining Merck, Mr. Alberts was a member of the faculty of the Department of Biochemistry at Washington University in St. Louis. Mr. Alberts has co−authored six patents and received several prestigious awards including the Thomas Alva Edison Award, the Inventor of the Year Award as well as an Honorary Doctor of Science degree from the University of Maryland.

Stewart Carrell has been a Director since May 1994. He served as Chairman of the Board of Directors of Evans & Sutherland Computer Corporation until his retirement in 2001. Between 1984 and 1994, Mr. Carrell was Chairman and/or Chief Executive Officer of several companies through his association with the investment banking and venture capital firm of Hambrecht & Quist. Prior to 1984, Mr. Carrell was employed for 25 years by Texas Instruments in various capacities, the most recent of which was Executive Vice President. Mr. Carrell holds an undergraduate degree from Southern Methodist University and a Masters degree from Stanford University.

Dr. John P. McAlister has served as our Chief Executive Officer and as a Director since May 1994. Dr. McAlister obtained his B.S. in Chemistry from Tarleton State College in 1971 and his Ph.D. in Biochemistry and X−Ray Crystallography from the University of Wisconsin, Madison, in 1978. In 1980 after a two−year post−doctoral appointment, Dr. McAlister joined the staff of the Computer Systems Laboratory at Washington University, St. Louis where he served first as Associate Director of the MMS−X National Collaborative Research Program and then as Research Associate in Computer Science. Dr. McAlister began working for Tripos in 1982 under contract to supervise software development for molecular graphics applications. In 1984, he joined Tripos as Director of Software Research and Development. In 1987, Dr. McAlister was named Vice President, Research and Development, and in 1988 was promoted to President.

Gary Meredith was named a Director in January 1996. Mr. Meredith is currently serving on the Board of Directors of Regence BlueCross BlueShield of Utah for which he is Chairman of the Audit Committee. He retired from his position as Senior Vice President of Evans & Sutherland Computer Corporation ("E&S") in 1999. Mr. Meredith had been with E&S for twenty−two years during which time he held several positions including Assistant to the President, VP−Administration, President−Interactive Systems Division, VP−Development, Secretary and Chief Financial Officer. Prior to joining E&S, he was President of Interwest General Corporation and Windsor Industries. Mr. Meredith also was Chairman and President of Reid−Meredith, Inc., a company he founded in 1962. Mr. Meredith received his B.S. degree from Brigham Young University.

Dr. Ferid Murad was named a Director in November 1996. Dr. Murad received his M.D. and Ph.D. from Case Western Reserve University. Dr. Murad is the former Vice President of Pharmaceutical Research and Development at Abbott Laboratories, and formerly, the President and CEO of Molecular Geriatrics Corporation, a bio−pharmaceutical company. Dr. Murad has held a number of notable positions during his career including Chairman of the Department of Medicine at Stanford University, Chief of Medicine at Palo Alto Veterans Administration Hospital and Director of Clinical Research at the University of Virginia School of Medicine. Dr. Murad was the 1998 co−recipient of the Nobel Prize for Physiology or Medicine as well as the 1996 recipient of the Albert Lasker Medical Research award and is a member of the National Academy of Science. He is currently Professor and Chairman of the Department of Integrative Biology, Pharmacology and Physiology at the University of Texas Medical School in Houston and Director of the Institute of Molecular Medicine.

Executive Officers

Set forth below is certain information with respect to our executive officers, other than our President and Chief Executive Officer, Dr. John P. McAlister, whose biographical information is set forth under "Directors" above:

Name	Age	Title
Richard D. Cramer, III	63	Senior Vice President, Science and Chief Scientific Officer
Mark Allen	55	Senior Vice President, Discovery Research
Bryan S. Koontz	33	Senior Vice President, Discovery Informatics
B. James Rubin	41	Senior Vice President, Chief Financial Officer and Secretary
Dieter Schmidt−Bäse	46	Senior Vice President, Worldwide Sales
Mary P. Woodward	59	Senior Vice President, Strategic Development
John D. Yingling	48	Vice President, Chief Accounting Officer, and Assistant Secretary

Dr. Richard D. Cramer, III received his A.B. degree from Harvard University in Chemistry and Physics in 1963, and his Ph.D. in Physical Organic Chemistry from the Massachusetts Institute of Technology in 1967. Dr. Cramer worked for Polaroid Corporation from 1967 through 1969. This was followed by a two−year fellowship as a senior member of the computer synthesis group at Harvard University under direction of Dr. E. J. Corey. Dr. Cramer joined Smith Kline & French Laboratories in 1971. He was awarded a succession of titles culminating in Associate Director and Fellow, Medicinal Chemistry. Dr. Cramer joined Tripos in 1983 as Vice President of New Products where he formulated the techniques of Comparative Molecular Field Analysis (CoMFA), a patented software technology. More recently "topomer"-based technologies, for example ChemSpace™, are being developed by Dr. Cramer for use at Tripos Discovery Research Ltd. and in customer relationships. Dr. Cramer was named Vice President of Scientific Activities in 1988. In 2000, Dr. Cramer was promoted to the position of Senior Vice President, Science and Chief Scientific Officer.

Dr. Mark Allen received his BSc degree in Chemistry from Exeter University and his MPhil and PhD degrees from the Council for National Academic Awards after periods of postgraduate study at the Universities of Plymouth and Brighton. He joined CIBA−Geigy Pharmaceuticals UK Ltd. in 1975. In 1994 after progressing through the organization in both the UK and the US, Dr. Allen was appointed Head of Core Drug Discovery Technologies for CIBA Pharmaceuticals UK where he was responsible for all analytical chemistry, combinatorial chemistry, scale−up chemistry and molecular modeling activities. Following the formation of Novartis in early 1997, Dr Allen was appointed Head of Drug Discovery Support for Novartis Pharmaceuticals UK. He joined Tripos Discovery Research Ltd in 1998 as Director of Research & Analytics and Deputy Managing Director. He was promoted to Vice President, Head of Operations in 1999, where his responsibilities included the direction and management of all scientific activities at Tripos Discovery Research. In 2005, he was promoted to Senior Vice President, Discovery Research. Dr Allen is a Chartered Chemist and a Fellow of the Royal Society of Chemistry..

Mr. Bryan S. Koontz has served as Tripos' Senior Vice President and General Manager of Discovery Informatics since April, 2005. Mr. Koontz joined Tripos in January, 2005 as vice president of marketing and corporate development, where he was responsible for overseeing worldwide marketing and corporate development activities with a focus on Tripos' Discovery Informatics software business. Prior to joining Tripos, Mr. Koontz was Chief Executive Officer of Optive Research, Inc., an innovative molecular discovery software company he co-founded in 2002 along with Professor Robert S. Pearlman at the University of Texas. Prior to Optive Research, Mr. Koontz served in a variety of executive roles, including VP Marketing and VP Business Development, at Contextual, Inc., an enterprise software company co-founded by Mr. Koontz and backed by Dell Ventures, Austin Ventures and TL Ventures. Mr. Koontz also held several management positions, including Director of Business Development and Director of Product Management at Trilogy Software, Inc. from 1997 to 1999. Mr. Koontz holds a B.S. with honors in Mechanical Engineering and a minor in Engineering Mechanics from The Pennsylvania State University and graduated summa cum laude with a M.S. in Mechanical Engineering with a focus in control system theory from The Massachusetts Institute of Technology.

Mr. B. James Rubin joined Tripos in October 2001 as Senior Vice President, Chief Financial Officer and Secretary. Prior to joining Tripos, he was the Chief Financial Officer and Chief Operating Officer of Influence LLC, a St. Louis−based eBusiness solutions company. From 1996 through 2000 Mr. Rubin held a number of senior positions at Monsanto Company, including the Head of Corporate Strategy, Co−Head of Agricutural Biotech Research, and Director of Mergers & Acquisitions. Prior to positions in industry, Mr. Rubin held positions in banking and consulting. He received his B.S. degree in Finance from Indiana University and his M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Dr. Dieter Schmidt−Bäse received his Ph.D. in Organometallic Chemistry and Crystallography from University of Göttingen in Germany in 1988. Dr. Schmidt−Bäse worked at the University of Wisconsin in Madison on Organo Lead Compounds for Protein Structure Determination as a research associate. After returning to Germany, Dr. Schmidt−Bäse joined Tripos GmbH in 1991, where he has held positions as Account Manager, Regional Account Manager and most recently as Director of Discovery Software Business in our Munich office. Dr. Schmidt−Bäse was promoted to Senior Director of European Sales in April 1999. In February 2001, he was promoted to Vice President, Sales−Europe, and in January 2004 he was promoted to his current position of Senior Vice President, Worldwide Sales.

Ms. Mary P. Woodward obtained her B.A. degree in English from Creighton University in 1967, her M.A. in English from the University of Kansas in 1969, and has taken courses in high technology, international marketing and strategic alliance offered in the Berkeley, Stanford, and Northwestern J.L. Kellogg Graduate School of Management Executive Programs. Since joining Tripos in 1983, Ms. Woodward has held a series of sales, legal, marketing and administration positions. In 2000, she was promoted to Senior Vice President, Strategic Development.

Mr. John D. Yingling received his B.S. degree in Accounting from the University of Missouri, St. Louis, in 1979 and holds certificates as a Certified Public Accountant and a Certified Treasury Professional. Mr. Yingling worked for Storz Instrument Company, a micro−surgical instrument manufacturer, in a series of accounting positions from 1979 to 1983 and for Clayton Brokerage Company from 1983 to 1985. This was followed by several accounting, tax and treasury positions at Venture Stores, Inc. from 1985 to 1995. Mr. Yingling joined Tripos in May 1995 as U.S. Controller and was promoted to Corporate Controller & Treasurer in January 1999. During 2001, Mr. Yingling was promoted to Vice President, Chief Accounting Officer.

Provisions Governing Tripos' Board of Directors

Terms of Directors

All members of Tripos' board of directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. The Board has determined that Ralph Lobdell, Alfred Alberts, Stewart Carrell, Gary Meredith and Ferid Murad are independent directors under the listing standards of the Nasdaq Stock Market.

Board Meetings and Committees

During the fiscal year ended December 31, 2004, our Board of Directors held a total of eight (8) meetings. During this period, all directors attended or participated in at least 75% of the meetings of the Board. All Board members were in attendance at the 2004 annual meeting of the shareholders.

The Board of Directors has an Audit Committee, a Compensation Committee, an Executive Committee, and a Nominating Committee.

The Audit Committee meets with our financial management and the independent accountants at various times during each year and reviews internal control conditions, audit plans and results, and financial reporting procedures. This Committee, consisting of Stewart Carrell, Ralph Lobdell, Alfred Alberts, Gary Meredith and Ferid Murad, held eight (8) meetings during fiscal 2004. Mr. Murad was unable to attend three of eight Audit Committee meetings during 2004 due to the limitations of international travel. The members of the Audit Committee are independent, as independence is currently defined under NASDAQ's listing standards. The Board of Directors has determined that all audit committee members are financially literate under the current listing standards of the NASDAQ market. The Board has also determined that Mr. Ralph Lobdell, Mr. Stewart Carrell and Mr. Gary Meredith qualify as "audit committee financial experts" as defined by the SEC rules adopted pursuant to the Sarbanes−Oxley Act of 2002.

The Compensation Committee reviews and approves compensation arrangements for our management. This Committee, consisting of Ralph Lobdell, Alfred Alberts, Stewart Carrell, Gary Meredith, and Ferid Murad, held one (1) meeting during fiscal 2004. All Compensation Committee members were in attendance.

The Executive Committee receives strategic and investment opportunities from internal and external sources and decides whether they merit consideration. This Committee, consisting of Ralph Lobdell, Alfred Alberts, Stewart Carrell, Gary Meredith and Ferid Murad, held four (4) meetings during fiscal 2004. All Executive Committee members were in attendance at each meeting.

The Nominating Committee consists of the directors of Tripos who are independent within SEC and NASDAQ rules as from time to time in effect. Its purpose is to identify and recommend to the Board of Directors additional candidates, including those nominees submitted by shareholders in accordance with the provisions of our Bylaws, to be considered for nomination and election to the Board of Directors having appropriate independence and expertise required by applicable rules or deemed appropriate under the circumstances. Additionally, the Nominating Committee will recommend to the Board of Directors, assignments to the Audit Committee, the Compensation Committee and other key committees of the Board of Directors as deemed appropriate. The Nominating Committee consists of Ralph Lobdell, Alfred Alberts Stewart Carrell, Gary Meredith and Ferid Murad. The Nominating Committee did not meet during 2004

EXECUTIVE COMPENSATION

Summary Compensation

The following table summarizes the compensation paid to our Chief Executive Officer and to each of our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of our last fiscal year. Messrs. McAlister, Hecht, Heritage, Rubin and Schmidt-Bäse are collectively referred to as the "Named Executive Officers."

				Long-Term Compensation Awards
Name and Principal Position	Year	Salary(1)	Bonus(2)	LTIP Payouts $	Securities Underlying Options(3)	All Other Compensation(4)
John P. McAlister	2004	$325,000	$124,000	--	--	$26,775
President,	2003	325,000	--	--	--	6,000
Chief Executive Officer	2002	312,500	76,050	--	--	5,500

Peter Hecht(5)	2004	228,417	--	--	11,000	50,538
Sr. Vice President,	2003	201,964	--	--	--	42,956
Discovery Research	2002	172,836	50,448	--	--	33,276

Trevor W. Heritage(6)	2004	200,000	15,000	--	8,000	11,398
Sr. Vice President,	2003	198,333	--	--	--	6,000
Discovery Informatics	2002	185,000	50,200	--	--	5,500

B. James Rubin	2004	207,000	40,000	--	10,000	6,150
Sr. Vice President,	2003	205,833	--	--	40,000	6,000
Chief Financial Officer	2002	196,667	44,480	--	--	5,500

Dieter Schmidt-Bäse	2004	232,072	25,500	--	22,000	13,826
Sr. Vice President,	2003	187,259	11,684	--	--	12,576
Worldwide Sales	2002	144,548	3,555	--	--	10,615

_______________

(1)Includes salary deferred under our 401(k) Plan.

(2) Bonuses earned in 2004 were awarded by the Board of Directors based on achievement of certain performance goals. In addition, Dr. McAlister was awarded a bonus in the second quarter of 2004 for completion of successful strategic investments. During 2003, no bonuses were awarded to Dr. McAlister (CEO) and the Executive Team based on 2003 company performance, although the broader employee population did earn a bonus for achievement of their "individual" performance goals. In 2002 partial bonuses were earned based on achievement of certain performance goals.

(3) The number of shares underlying option grants consists of options granted to our employees under the 1994 Stock Option Plan.

(4) For U.S. employees, "All Other Compensation" includes a matching contribution to our 401(k) Plan. For Dr. Hecht, the amounts include a car allowance, pension match and housing allowance. For Dr. Schmidt-Bäse, the amounts include pension match and car allowance. For Dr. McAlister and Dr. Heritage, the 2004 amount includes a one-time payment for excess unused vacation pay resulting from a change in our vacation policy.

(5) Dr. Hecht left Tripos in January 2005.

(6) Dr. Heritage left Tripos in April 2005.

2002 Employee Stock Purchase Plan

The following is a summary of the terms of our 2002 Employee Stock Purchase Plan. Each option issued under the plan is governed by the provisions of the plan and the related subscription agreement.

General. Our 2002 Employee Stock Purchase Plan was approved by our shareholders on May 7, 2002 and amended on May 12, 2004 to increase the total number of shares available to be issued under the plan by an additional 450,000. The total number of shares available to be issued under the Plan since its inception is 700,000. The Plan expires by its terms in 2012. The purpose of the employee stock purchase plan is to provide employees with an opportunity to purchase Tripos common stock through payroll deductions.

Administration. Our employee stock purchase plan is administered by the board of directors or a committee appointed by the board of directors. All questions of interpretation or application of the employee stock purchase plan are determined by our board of directors or its appointed committee, and its decisions are final, conclusive and binding upon all participants.

Eligibility. Each of our employees or the employees of our designated subsidiaries is eligible to participate in the employee stock purchase plan; except that no employee shall be granted an option under the employee stock purchase plan (i) to the extent that, immediately after the grant, such employee would own 5% of either the voting power or value of our stock or any of our subsidiaries, or (ii) to the extent that his or her rights to purchase stock under all of our employee stock purchase plans or those of our subsidiaries accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year. As of January 31, 2005, approximately 332 employees were eligible to participate in the Plan.

Offering Period. Our employee stock purchase plan has consecutive offering periods that begin every six months commencing on the first business day on or after each July 1 and January 1. Each offering period payroll deductions are accumulated. At the end of each offering period, shares of our common stock are purchased with a participant's accumulated payroll deductions. Our board of directors has the power to change the commencement date and/or the duration of future offering periods, if such change is announced at least five days prior to the scheduled beginning of the first offering period to be affected.

To participate in the employee stock purchase plan, an eligible employee must authorize payroll deductions pursuant to the employee stock purchase plan. Such payroll deductions may not exceed 10% of a participant's compensation during the offering period. Once an employee becomes a participant in the employee stock purchase plan, the employee automatically will participate in each successive offering period until the employee withdraws from the employee stock purchase plan or the employee's employment with us and our designated subsidiaries terminates. At the beginning of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each purchase period to the extent of the payroll deductions accumulated during such purchase period.

Purchase Price. Shares of our common stock are purchased under the employee stock purchase plan at a purchase price of not less than 85% of the lesser of the fair market value of our common stock on (i) the first day of the offering period or (ii) the last day of the purchase period. The fair market value of our common stock on any relevant date will be the closing price per share as reported on the Nasdaq National Market, or the mean of the closing bid and asked prices, if no sales were reported, as quoted on such exchange or reported in The Wall Street Journal. The number of shares of our common stock a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation on or prior to the last day of the purchase period by the purchase price.

Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions throughout each offering period. The number of shares of our common stock a participant may purchase in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that purchase period by the purchase price; provided, however, that a participant may not purchase more than 5,000 shares in any offering period. During the offering period, a participant may discontinue his or her participation in the employee stock purchase plan, and may decrease or increase the rate of payroll deductions in an offering period within limits set by the Plan and the administrator.

All payroll deductions made for a participant are credited to the participant's account under the employee stock purchase plan, are withheld in whole percentages only and are included with our general funds. Funds received by us pursuant to exercises under the employee stock purchase plan are also used for general corporate purposes. A participant may not make any additional payments into his or her account.

Withdrawal. Generally, a participant may withdraw from an offering period at any time by written notice without affecting his or her eligibility to participate in future offering periods. However, once a participant withdraws from a particular offering period, that participant may not participate again in the same offering period. To participate in a subsequent offering period, the participant must deliver to us a new subscription agreement.

Termination of Employment. Upon termination of a participant's employment for any reason, including disability or death, his or her option and participation in the employee stock purchase plan will cease immediately. At such time, the payroll deductions credited to the participant's account will be returned to him or her or, in the case of death, to the person or persons entitled thereto as provided in the employee stock purchase plan, and such participant's option will automatically be terminated.

Changes in Capitalization. Subject to any required action by our shareholders, the number of shares reserved under the employee stock purchase plan, the number of shares that may be added to the employee stock purchase plan on an annual basis, the maximum number of shares that may be purchased during any purchase period, as well as the price per share of common stock covered by each option under the employee stock purchase plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us; provided, however, that conversion of any of our convertible securities shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by our board of directors, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by us of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an option.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, unless the board of directors determines otherwise the offering periods then in progress shall be shortened by setting a new exercise date and the offering period shall end on the new exercise date. The new exercise date shall be immediately prior to the dissolution or liquidation. If the board of directors shortens the offering periods then in progress, the board of directors shall notify each participant in writing, at least ten (10) business days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the option will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period.

Merger or Asset Sale. In the event of any merger with or into another corporation or sale of all or substantially all of our assets, each option under the employee stock purchase plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. In the event the successor corporation refuses to assume or substitute for the options, the board of directors shall shorten any purchase periods and offering periods then in progress by setting a new exercise date and any offering periods shall end on the new exercise date. The new exercise date shall be prior to the merger or change of control. If the board of directors shortens any purchase periods and offering periods then in progress, the board of directors shall notify each participant in writing, at least ten (10) business days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the option will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period.

Amendment and Termination of the Plan. Our board of directors may at any time and for any reason terminate or amend the employee stock purchase plan. An offering period may be terminated by the board of directors at the end of any purchase period if the board of directors determines that termination of the employee stock purchase plan is in our best interests and the best interests of our shareholders. Generally, no such termination can affect options previously granted. No amendment shall be effective unless it is approved by the holders of a majority of the votes cast at a duly held shareholders' meeting, if such amendment would require shareholder approval in order to comply with Section 423 of the Internal Revenue Code (the "Code").

Certain Federal Income Tax Information. The following brief summary of the effect of federal income taxation upon the participant and us with respect to the shares purchased under the employee stock purchase plan does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside. The employee stock purchase plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the employee stock purchase plan are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering period and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) an amount equal to 15% of the fair market value of the shares as of the first day of the applicable offering period. Any additional gain will be treated as long−term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long−term or short−term capital gain or loss, depending on how long the shares have been held from the date of purchase. We generally are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Stock Option Grants In Last Fiscal Year

The following table sets forth information concerning all stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 2004. These options were granted under the 1994 Stock Option Plan.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in 2004	Exercise Price Per Share(2)	Expiration Date
					5%(3)	10%(3)
John P. McAlister	--	--	--	--	--	--
Peter Hecht	11,000	4.0%	$5.71	4/20/2014	$39,501	$100,103
Trevor W. Heritage	8,000	2.9%	$5.71	4/20/2014	$28,728	$72,802
B. James Rubin	10,000	3.6%	$5.71	4/20/2014	$35,910	$91,003
Dieter Schmidt−Bäse	22,000	8.1%	$5.71	4/20/2014	$79,002	$200,206

_______________

(1) The options granted under the 1994 Stock Option Plan become exercisable as to 25% of the option shares on the first anniversary of the grant date and 1/48th per month for three years thereafter. The options have a 10−year term, subject to earlier termination in the event of the optionee's cessation of service.

(2) The exercise price of each option may be paid in cash, in shares of common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same−day sale of the purchased shares.

(3) The five percent (5%) and ten percent (10%) assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10−year option term will be at the assumed 5% or 10% levels or at any other defined level.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning all stock options exercised during fiscal 2004 and unexercised stock options held at the end of that fiscal year by the Named Executive Officers:

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the- Money Options at Fiscal Year-End(1)
Name	Shares Acquired on Exercise	Value Realized	Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
John P. McAlister	128,125	$437,735(2)	136,188	4,687	$191,957	$--
Peter Hecht	--	--	115,156	13,344	$78,749	$--
Trevor W. Heritage	--	--	100,156	10,344	$76,048	$--
B. James Rubin	--	--	117,291	57,709	$--	$--
Dieter Schmidt−Bäse	--	--	37,125	23,208	7,431	$--

_______________

(1) Based on the fair market value of Tripos common stock on December 31, 2004 ($5.33 per share).

(2) Dr. McAlister still holds the shares acquired. The amount shown is the price appreciation on the date of acquisition.

1994 Stock Option Plan

The following summary of the terms of the 1994 Stock Option Plan is qualified in its entirety by the terms and conditions of the official plan document. The plan allowed us to provide additional long-term equity incentives to our employees, including our executive officers and consultants. Each employee's initial stock option grant was designed to be a long-term incentive granted at the time the individual began his employment. Under the 1994 Stock Option Plan, incentive stock options can be exercised at a price which is not less than the fair value of the stock on the grant date, and nonstatutory stock options and stock purchase rights can be exercised at a price which is determined by the Compensation Committee. The Compensation Committee was responsible for establishing the period over which options and rights can be exercised. Options vest at the rate of 25% on the first anniversary of each grant and 1/48th per month over the next three years. All options granted have ten year terms. The plan, which was amended in 2001 to increase the numbers of shares of common stock reserved for issuance from 2,560,000 to 2,960,000, was in effect for ten years from the date of inception. The 1994 Stock Option Plan expired during 2004. Options granted during the term of the plan remain outstanding until exercised, forfeited or reach their individual expiration date on the tenth anniversary of their grant.

1994 Director Option Plan

The following summary of the terms of the 1994 Director Option Plan is qualified in its entirety by the terms and conditions of the official plan document. The plan allowed us to provide additional long-term equity incentives to our non-employee directors. Options were granted at the fair market value of the stock at the date of grant. Options can be exercised in 25% increments on the anniversary of the date that the options were granted. The plan was amended in 2001 to allow for discretionary grants of options. The plan, which was also amended in 2002 to increase the number of shares of common stock reserved for issuance from 480,000 to 600,000, was in effect for ten years from the date of inception. The 1994 Director Option Plan expired during 2004. Options granted during the term of the plan remain outstanding until exercised, forfeited or reach their individual expiration date on the tenth anniversary of their grant.

1996 Director Stock Compensation Plan

The following summary of the terms of the 1996 Director Stock Compensation Plan is qualified in its entirety by the terms and conditions of the official plan document. The 1996 Compensation Plan is intended to provide additional incentive to the non-employee directors to more closely align their interests to our continued success, to afford such non-employee directors an opportunity to acquire a proprietary interest and to enable us to continue to attract and retain the best possible talent for its Board of Directors. The 1996 Compensation Plan for non-employee directors changes the form of payment of the annual retainer for non-employee directors from 100% cash to 50% cash and 50% Tripos common stock. A pool of 400,000 shares of our common stock was originally reserved from authorized but unissued shares to fund the 1996 Compensation Plan. In 1998, the Board of Directors reduced the share reserve by 240,000 shares. The 1996 Compensation Plan is in effect for ten years from the date of inception unless terminated or amended sooner by the Board of Directors.

2005 Equity Incentive Plan

The following summary of the terms of the 2005 Equity Incentive Plan is qualified in its entirety by the terms and conditions of the official plan document. Our board of directors adopted, and our stockholders approved, the Tripos, Inc. 2005 Equity Incentive Plan in May 2005. The plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, deferred stock units and dividend equivalents to employees, consultants and advisors of or to our company and its subsidiaries. The purpose of the plan is to provide additional incentive to these service providers, to promote the success of our business and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended. A total of 800,000 shares of our common stock are reserved for issuance under the 2005 plan, plus any shares subject to any outstanding options under our 1994 Employee Stock Option Plan that subsequently expire unexercised, up to a maximum of an additional 300,000 shares. The number of reserved shares will be adjusted proportionately for corporate events such as stock splits. The 2005 plan is administered by our compensation committee. The administrator has the power to administer and interpret the 2005 plan.

Stock Options. Under the 2005 plan, the administrator may grant nonqualified stock options and/or incentive stock options (which entitle employees, but not the company, to more favorable tax treatment). The administrator will determine the number of shares covered by each option, but during any fiscal year of the company, no participant may be granted options and stock appreciation rights together covering more than 200,000 shares, except that options or stock appreciation rights covering 400,000 shares may be granted to a participant in their first company fiscal year of service. The administrator of the 2005 plan establishes the option exercise price, which in the case of an incentive stock option must be at least the fair market value of a share of our stock on the date of the grant or 110% of fair market value with respect to optionees who own at least 10% of the combined voting power of all classes of our stock.

Options issued under the 2005 plan become exercisable at the times and on the terms established by the administrator. The administrator also establishes the time at which options expire, but the expiration of an incentive stock option may not be later than ten years after the grant date (such term to be limited to 5 years in the case of an incentive stock option granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of stock of Tripos or any of parent or subsidiary of Tripos).

Stock Appreciation Rights. Stock appreciation rights are awards that grant the participant the right to receive an amount equal to (1) the number of shares exercised, times (2) the amount by which our stock price exceeds the exercise price. The exercise price will be set on the date of grant, but can vary in accordance with a predetermined formula. An individual will be able to profit from a stock appreciation right only if the fair market value of the stock increases above the exercise price. Our obligation arising upon the exercise of a stock appreciation right may be paid in shares or in cash, or any combination thereof, as the administrator may determine and as set forth in the stock appreciation right agreement. The administrator determines the terms of stock appreciation rights. However, a stock appreciation right may not be granted with an exercise price below 100% of the fair market value of the underlying stock. Moreover, a stock appreciation right will expire no later than ten years after the date of grant.

Restricted Stock. Awards of restricted stock are shares that vest in accordance with the terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, consultant or director, but during any fiscal year of the company, no participant may be granted more than 100,000 shares in the aggregate of restricted stock, performance shares or restricted stock units, except that the participant may receive such awards covering up to 200,000 shares in their first company fiscal year of service.

Restricted Stock Units. Awards of restricted stock units are shares that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of restricted stock units granted to any employee or consultant, but during any fiscal year of the company, no participant may be granted more than 100,000 shares in the aggregate subject to restricted stock units, performance shares or restricted stock, except that the participant may receive such awards covering up to 200,000 shares in their first company fiscal year of service.

Performance Shares. Performance shares are awards that will generally result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The applicable performance objectives will be determined by the Administrator, and may be based upon the achievement of company-wide, business unit or individual goals, which may include continued employment or service, or any other basis determined by the compensation committee. Performance shares have an initial value equal to the fair market value of a share on the date of grant. Subject to the terms of the 2005 plan, the administrator will determine the number of performance shares granted to a service provider, during any fiscal year of the company, no participant may be granted more than 100,000 shares in the aggregate subject to performance shares, restricted stock units, or restricted stock, except that the participant may receive such awards covering up to an 200,000 shares in their first company fiscal year of service.

Performance Units. Performance units are similar to performance shares, except that they shall be settled in cash equivalent to the fair market value of the underlying shares, determined as of the vesting date. The shares available for issuance under the 2005 plan shall not be diminished as a result of the settlement of a performance unit. No participant shall receive performance units, in any company fiscal year, having an initial value greater than $500,000, provided, however, that such limit shall be $1,000,000 in the participant's first fiscal year of company service.

Deferred Stock Units. Deferred stock units shall consist of a restricted stock, performance share or performance unit award that the administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the administrator. Deferred stock units are subject to the individual annual limits that apply to each type of award.

Dividend Equivalents. A dividend equivalent is a credit, payable in cash, awarded at the discretion of the administrator, to the account of a participant in an amount equal to the cash dividends paid on one share for each share represented by an award.

Change in Control. In the event of a "change in control" of Tripos, the successor corporation will either assume or provide a substitute award for each outstanding award. In the event the successor corporation refuses to assume or provide a substitute award, the award will immediately vest and become exercisable as to all of the shares subject to such award, or, if applicable, the award vesting will be fully accelerated. In addition, if an option or stock appreciation right has become fully vested and exercisable in lieu of assumption or substitution, the administrator will provide at least 30 days' notice that the option or stock appreciation right will immediately vest and become exercisable as to all of the shares subject to such award and all outstanding options and stock appreciation rights will terminate upon the expiration of such notice period.

Limited Transferability of Awards. Awards granted under the 2005 plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution and may be exercised during the lifetime of the participant, only by the participant. Notwithstanding the foregoing, the administrator may permit an individual to transfer an award for no consideration to qualifying transferees (such as family members or pursuant to a settlement of marital property rights). Any transfer shall be made in accordance with procedures established by the Administrator.

Amendment and Termination of the Plan. Our board of directors generally may amend, alter, suspend or terminate the 2005 plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant in the 2005 plan without his or her consent. Amendments will be contingent on shareholder approval if required by applicable law. Unless terminated earlier by the Board, the 2005 plan will continue in effect until ten years following the date the Board approved the 2005 plan.

401(k) Plan

We maintain a 401(k) retirement and savings plan for all of our U.S. employees who are at least 21 years of age. The 401(k) plan is intended to qualify under section 401(k) of the Code, so that contributions and the income earned on those contributions are not taxable to our employees until they make withdrawals from the plan. Subject to statutory limits, participants in the 401(k) plan may elect to contribute up to 17% of their current compensation. All of the contributions to the 401(k) plan made by our employees are fully vested at all times. Additionally, we offer a matching contribution of $0.50 per dollar contributed by the employee, up to a maximum of 6% of the employee's compensation. Employees earn vesting credits for these matching contribution based upon years of service at a rate of 25% per year, for the first three years of service. Benefits under the 401(k) plan are paid upon a participant's retirement, death, disability or termination of employment, and are based on the amount of a participant's contributions plus vested employer contributions, as adjusted for gains, losses and earnings.

Compensation of Directors

Non−employee members of the Board, except for Mr. Lobdell, are each paid an annual retainer of $10,000, and are reimbursed for all out−of−pocket costs incurred in connection with their attendance at all Board meetings and applicable committee meetings. The annual retainer is paid quarterly in the form of 50% cash and 50% stock valued at the then market rate on the last trading day of each fiscal quarter. Employee members of the Board receive no additional compensation for their service on the Board.

Mr. Ralph Lobdell receives an annual retainer of $25,000 as our Chairman of the Board, in lieu of the $10,000 annual retainer received by other non−employee Board members, and is reimbursed for all out−of−pocket expenses related to attendance at meetings of the Board of Directors. Mr. Lobdell's annual retainer is paid quarterly in the form of 50% cash and 50% stock valued at the then market rate. In addition, we paid $7,560 which is a portion of the costs for Mr. Lobdell's medical insurance coverage plus the cost of a high-speed internet connection to his home to facilitate the delivery of Company business materials.

Non-employee members of the Board receive $600 for attendance at quarterly and annual meetings. Mr. Carrell receives an additional $400 for attendance at Audit Committee meetings.

No other compensation is paid to the non−employee members of the Board with respect to service on the Board.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are or have been officers or employees of ours, or any of our subsidiaries.

Employment and Severance Agreement

We generally do not utilize employment agreements except for employees in certain European countries where it is a matter of standard practice. The Named Executive Officers' services are not covered by employment agreements. These officers are, however, covered by agreements that provide for payments based on termination of employment following a change in control of Tripos. In the event of a change of control and the termination by us of a Named Executive's employment with us, the Named Executive shall receive their accrued benefits along with a termination payment equal to one hundred percent (100%) of the Named Executive's then current year's base salary, plus one hundred percent (100%) of the amount, if any, of the prior year's bonus. Additionally, in the event of a change of control, all outstanding options may immediately vest pursuant to the terms of the respective stock option plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our outstanding voting securities consists of shares of our common stock. Shareholders are entitled to one vote for each share of common stock held. As of May 9, 2005, our outstanding capital stock consisted of 10,089,981 shares of common stock.

Principal Shareholders

The following table presents, as of December 31, 2004 information based upon our records regarding each person known to us to be the beneficial owner of more than 5% of the outstanding shares of common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Of Class (1)
Brown Capital Management, Inc. 1201 N. Calvert Street Baltimore, Maryland 21202	1,039,700(2)(a) 1,486,400(2)(c)	10.3% 14.7%

State of Wisconsin Investment Board P.O. Box 7842 Madison, Wisconsin 53707	1,300,000(2)(a) 1,300,000(2)(c)	12.9%

Eliot Rose Asset Management, LLC 10 Weybosset Street, Suite 401 Providence, RI 02903	865,250(2)(c)	8.6%

Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	653,500(2)(a) 653,500(2)(c)	6.5%

_______________

(1) Percentage of beneficial ownership is calculated assuming 10,089,981 shares of common stock were outstanding on May 9, 2005. This percentage includes common stock owned by (Direct Ownership) or that which such individual or entity has the right to acquire beneficial ownership of within sixty days of March 5, 2005 (Exercisable Stock Options), including but not limited to the exercise of an option; however, such common stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity. Such calculation is required by Rule 13d−3(d)(1)(i) under the Securities Exchange Act of 1934.

(2) This information is based on Schedules 13G filed with the Securities and Exchange Commission (the "SEC"). Each reporting entity attests that it has:

(a) sole voting power over its reported shares of common stock;

(b) shared voting and dispositive power over its reported shares of common stock; or

(c) sole dispositive power over its reported shares of common stock.

Directors and Named Executive and Other Officers

The following table presents, as of May 9, 2005, information regarding the ownership of our common stock by each of our directors and Named Executive Officers and all of our directors and executive officers as a group. We believe that each of the directors and executive officers has sole voting and investment power over such shares of common stock:

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Direct Ownership	Exercisable Stock Options	Total Beneficial Ownership	Percentage of Class (1)
Ralph S. Lobdell	114,385	91,250	205,635	1.9%
Alfred Alberts	7,313	70,000	77,313	*
Stewart Carrell	121,407	45,000	166,407	1.5%
Gary Meredith	2,725	25,450	28,175	*
John P. McAlister	215,337	117,958	333,295	3.1%
Ferid Murad	67,495	86,250	153,745	1.4%
Peter Hecht	5,944	116,187	122,131	1.1%
Trevor W. Heritage	6,486	101,198	107,684	1.0%
Bryan S. Koontz	150,369	--	150,369	1.3%
B. James Rubin	2,000	141,249	143,249	1.3%
Dieter Schmidt−Bäse	−−	44,667	44,667	*
All directors and executive officers as a group (13 persons)	796,408	782,639	1,579,047	14.5%

_____________________

* Less than one percent of the outstanding common stock.

(1) Percentage of beneficial ownership is calculated assuming 10,089,981 shares of common stock were outstanding on May 9, 2005. This percentage includes common stock owned by (Direct Ownership) or that which such individual or entity has the right to acquire beneficial ownership of within sixty days of May 9, 2005 (Exercisable Stock Options), including but not limited to the exercise of an option; however, such common stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity. Such calculation is required by Rule 13d−3(d)(1)(i) under the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

There are no family relationships among our executive officers or directors. There are no other relationships between Tripos and the board members or the other firms they may represent.

DESCRIPTION OF TRIPOS CAPITAL STOCK

Authorized Capital Stock

Pursuant to the terms of our amended and restated articles of incorporation, our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 shares have been designated as Series A Preferred Stock and 409,091 shares have been designated as Series B Preferred Stock. As of May 9, 2005, there were 10,089,981 shares of common stock and no shares of preferred stock issued and outstanding. Options and warrants exercisable for the issuance of additional shares of common stock are outstanding as referenced elsewhere in this prospectus.

The following description of our capital stock is qualified by the provisions of our articles of incorporation and bylaws, as amended to date, and the Utah Revised Business Corporation Act.

Common Stock

Dividends. We have not declared or paid any dividends to holders of our common stock, and have no current plans to do so. Dividends are payable with respect to the outstanding shares of common stock when, as and if declared by our board of directors, out of funds legally available therefore, subject to any preferential rights granted with respect to any shares of preferred stock.

Voting Rights. Each holder of our common stock is entitled to one vote for each share owned by the holder on all matters submitted to a vote of holders of common stock. Shares of our common stock are not entitled to any cumulative voting rights.

Other Rights. Holders of our common stock have no preemptive rights solely by virtue of holding common stock.

Preferred Stock

All 409,091 authorized shares of Series B Convertible Preferred Stock were issued in February of 2000, and subsequently converted into an equal number of shares of common stock. Pursuant to the terms of our articles of incorporation, no shares of Series B Preferred Stock may be reissued.

The Series A Preferred Stock was created in 1996 by amendment of our articles of incorporation, in order to facilitate the implementation of a rights agreement designed to (i) deter certain takeover transactions not approved by our board of directors, and (ii) preserve for our shareholders the long-term value of Tripos in the event of a takeover.

In January 1996, our board of directors authorized and declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding on January 26, 1996, and approved the execution and implementation of a rights agreement providing for issuance of an additional right with respect to shares of common stock issued thereafter. Each right represents the right to purchase one one-hundredth of a share of our Series A Preferred Stock, at a price of $30.00 (with the fraction of a share of Series A Preferred Stock issuable on the exercise of each right, and the purchase price therefore, being subject to certain adjustments as provided in the rights agreement). The rights can be exercised only if certain events occur, including the acquisition by a beneficial owner our common stock of a total of 20% or more of our outstanding common stock, without the consent of our board of directors. Until the occurrence of certain events triggering the exercisability of the rights, the rights will be evidenced by, and only transferable with, the certificates representing the shares of common stock to which they relate. The rights expire on January 25, 2006 if not exercised by that date, unless our board of directors agrees to an extension of the expiration date. The board has the right to modify the rights agreement and to arrange for certain redemptions of and modifications to the rights, and may under certain circumstances issue shares of common stock in lieu of shares of Series A Preferred Stock.

If the rights become exercisable for the purchase of an aggregate of more than 100,000 shares of Series A Preferred Stock, we would be required to take action to increase the authorized shares of Series A Preferred Stock as required to satisfy our obligations under the rights agreement.

Certain rights and preferences relating to the Series A Preferred Stock are summarized below:

Dividends. Pursuant to our articles of incorporation, as amended to date, holders of Series A Preferred Stock will be entitled to receive dividends that may be declared from time to time by our board of directors out of funds legally available for dividend payments. Following the first issuance of shares of Series A Preferred Stock, holders of Series A Preferred Stock will be entitled to a cumulative quarterly dividend for each share of Series A Preferred Stock held, equal to the greater (i) $2.00 or (ii) 200 times the aggregate per share amount of dividends paid with respect to shares of common stock during such quarter.

Liquidation. If there is a liquidation, dissolution or winding up of Tripos, holders of our Series A Preferred Stock will be entitled to receive $200 per share, subject to adjustment, for each outstanding share of Series A Preferred Stock, plus any accrued but unpaid dividends. If, upon a liquidation, dissolution or winding up of Tripos, the assets and funds available for the holders of our Series A Preferred Stock would not permit the full payment amount noted above, then all of our assets and funds available for distribution will be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Voting Rights. Holders of our Series A Preferred Stock are entitled to vote their shares of preferred stock, with each share of Series A Preferred Stock entitling the holder thereof to 200 votes per share. Except as otherwise provided by law or our articles of incorporation, shares of Series A Preferred Stock and common stock will vote together as a single class at any meeting of our shareholders or by written consent of our shareholders. The consent of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required for any action that materially alters or changes the powers, preferences or special rights of the Series A Preferred Stock.

Conversion Rights. Holders of our Series A Preferred Stock have no conversion rights.

Redemption Rights. Our Series A Preferred Stock is not subject to redemption after its issuance. The rights are subject to redemption prior to exercise under certain circumstances, as provided in the rights agreement.

Preemptive Rights. Holders of our Series A Preferred Stock will have no preemptive rights solely by virtue of holding such shares.

Registration Rights. Holders of the rights have not been granted registration rights with respect to shares of Series A Preferred Stock issuable on exercise thereof, solely by virtue of holding such rights or the underlying shares.

Our Board of Directors, without shareholder action, may further amend our articles of incorporation to: (i) divide the currently authorized but undesignated shares of preferred stock into one or more series; (ii) provide a designation for each series so created; and (iii) establish the rights, preferences and privileges of each series so established, subject to the provisions of our articles of incorporation and the Utah Revised Business Corporation Act.

Utah Control Shares Acquisition Act

The Utah Control Shares Acquisitions Act (the "Control Shares Act") provides that any person or entity that acquires control shares of a publicly held Utah corporation shall not have voting rights with respect to the acquired shares unless a majority of the disinterested shareholders of the corporation votes to grant such voting rights. The Control Shares Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation of the Control Shares Act, would bring its voting power within any of the following three ranges: (i) between 1/5 and 1/3 of all voting power; (ii) between 1/3 and a majority of all voting power; or (iii) a majority or more of all voting power. A "control share acquisition" is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares; however, an acquisition of shares directly from the issuing corporation or pursuant to an agreement to which the issuing corporation is a party (and relating to a merger or plan of share exchange effected in compliance with the requirement of the Revised Act) is not considered a "control share acquisition" and is therefore exempt from the provisions of the Control Shares Act.

Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by a majority of the disinterested shareholders of each class of capital stock outstanding prior to the acquisition. The shareholders of the corporation must consider the status of those voting rights at the next annual or special meeting of shareholders. The acquirer may accelerate the decision and require the corporation to hold a special meeting of shareholders for the purpose of considering the status of those rights if the acquirer (i) files an "acquiring person statement" with the corporation and (ii) agrees to pay all expenses of the meeting. Unless otherwise provided in the issuing corporation's articles of incorporation or bylaws before the control share acquisition, shareholders dissenting from the grant of voting rights have the right to have their shares redeemed by the corporation at fair market value if the control shares are accorded full voting rights and the acquirer has obtained control shares with a majority or more of all voting power.

A corporation may elect, by appropriate provision in its articles of incorporation or bylaws, to exempt any control share acquisition of shares of the corporation from the requirements of the Control Shares Act. To be effective, such an exemption must have been adopted prior to the control share acquisition. We have not yet taken any such action.

A Utah corporation is deemed to be a public corporation subject to the Control Shares Act if (i) it has 100 or more shareholders, (ii) it has its principal place of business, principal office or substantial assets within the State of Utah; and (iii) more than 10% of its shareholders reside in the State of Utah, or more than 10% of its shares are owned by Utah residents.

Indemnification of Directors and Officers

The Utah Revised Business Corporation Act (the "Revised Act") contains provisions permitting and, in some situations requiring, Utah corporations to indemnify their directors and officers against liabilities and expenses incurred in connection with their services to the corporation in those capacities, and to provide advancements of reasonable expenses with respect thereto. Our articles of incorporation and bylaws, as amended to date, include provisions requiring us to indemnify our directors and officers to the fullest extent permitted under the Revised Act.

The Revised Act permits indemnification of directors, in the case of a third party action, if (i) the director's conduct was in good faith, (ii) the director reasonably believed that his or her conduct was in, or not opposed to, the corporation's best interest, and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. The Revised Act also permits indemnification of officers to the same extent as directors. The Revised Act further provides for mandatory indemnification against all reasonable expenses incurred by directors and officers who are successful, on the merits or otherwise, in connection with the defense of any proceeding to which they become parties, or in the defense of any claim, issue or matter in such proceeding, because of their position as officers and/or directors, unless otherwise limited by the corporation's articles of incorporation.

Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by the Revised Act, against all reasonable expenses incurred by a director or officer in connection with any proceeding by or in the right of Tripos, if the director or officer acted in good faith and not in a manner he or she reasonably believed to be in or not opposed to our best interests. Generally, the Revised Act prohibits indemnification of a director in a derivative action in which the director is adjudged liable to the corporation, or in any proceeding in which the director is adjudged liable to the corporation, or in any proceeding in which the director is adjudged liable to the corporation on the basis that he or she derived an improper personal benefit. However, upon application by a director or officer, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, even if the director or officer failed to meet the applicable standard of conduct or is adjudged liable to the corporation. However, under circumstances where the director or officer is adjudged liable to the corporation, such indemnification is limited to reasonable expenses incurred.

In addition, the Revised Act and our bylaws authorize us to purchase insurance for our directors and officers insuring them against certain risks as to which we may be unable lawfully to indemnify them. We have purchased insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of corporate indemnification of our officers and directors.

We have entered into indemnification agreements with our directors and officers containing provisions that we believe are consistent with the specific indemnification provisions of the Revised Act and our bylaws. The indemnification agreements require us to indemnify such directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

In addition, our articles of incorporation provide that no director shall be personally liable to us or our shareholders for monetary damages for any action taken, or any failure to take any action, as a director. This provision does not apply to (i) the amount of a financial benefit received to which a director is not entitled, (ii) an intentional infliction of harm on us or our shareholders, (iii) liability for unlawful distributions to which the director assents, or (iv) an intentional violation of criminal law. This provision does not limit or eliminate our rights or the rights of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of any misconduct or breach of a director's standards of conduct, nor does it affect the rights of our shareholders to remove directors, with or without cause, as permitted under the Revised Act and our bylaws.

SELLING SHAREHOLDERS

The selling shareholders are comprised of former shareholders of Optive Research, Inc., which we acquired on January 5, 2005, and Horizon Technology Finance, LLC and Sand Hill Venture Debt III, LLC, collectively, which purchased shares of our common stock pursuant to a purchase agreement dated as of December 21, 2004. In connection with our acquisition of Optive Research, Inc., we issued a total of 599,515 shares of our common stock to the former shareholders of Optive Research, Inc. and 111,606 shares to Horizon Technology Finance, LLC and Sand Hill Venture Debt III, LLC. In addition, affiliates of Horizon Technology Finance, LLC received warrants to purchase 156,250 shares of our common stock in connection with the provision of debt financing. We have registered the shares under the Securities Act of 1933 in accordance with registration rights we granted to the selling shareholders. Our registration of the shares does not necessarily mean that any selling shareholder will sell all or any of such shareholder's shares. Selling shareholders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the common stock covered hereby.

The following table sets forth the name of each selling shareholder and the following information as of May 9, 2005:

  the number of shares of common stock beneficially owned by each selling shareholder; and

  the maximum number of shares of common stock which may be offered for the account of such selling shareholder under this prospectus.

This information with respect to each selling shareholder is based upon information provided by or on behalf of such selling shareholder. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The selling shareholders may offer all, some or none of the common stock. Because the selling shareholders may offer all or some portion of the common stock, we cannot estimate the amount of common stock that will be held by the selling shareholders upon termination of sales pursuant to this prospectus.

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Resale Offering (1)	Percent (2)	Shares Offered Pursuant to this Prospectus (Maximum Number That May Be Sold)	Shares of Common Stock Beneficially Owned Following Resale Offering (3)	Percent (2)
Horizon Technology Funding Company II LLC (5)	100,446(4)	1.0%	100,446(4)	0
Horizon Technology Funding Company III LLC (5)	100,446(4)	1.0%	100,446(4)	0
Sand Hill Venture Debt III, LLC (6)	66,964	*	66,964	0
Renzo Balducci	5,788	*	5,788	0
James L. Banks	694	*	694	0
Christopher Shane Claussen	2,894	*	2,894	0
Brian John Dainton	4,491	*	4,341	150	*
John C. Hart	1,157	*	1,157	0
Simona Iuga	3,183	*	3,183	0
Bryan S. Koontz	150,369	1.5%	150,369	0
Justin Morteza Lee	1,223	*	723	500	*
Brian Bernard Masek	6,975	*	6,975	0
Robert S. Pearlman	411,081	4.1%	399,081	12,000	*
Davin Mark Potts	3,473	*	3,473	0
Karl Matthew Smith	9,840	*	9,840	0
Yubin Wu	2,315	*	2,315	0
Hongyao Zhu	7,235	*	7,235	0
All other holders of common stock being registered under this registration statement	1,447	*	1,447	0

______________________

* Less than one percent of the outstanding common stock.

(1) Comprises the shares of common stock beneficially owned by each selling shareholder prior to the offering. Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities. Shares of common stock subject to options or warrants that are or will become exercisable within 60 days after May 9, 2005 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

(2) Calculated on the basis of 10,089,981 shares of common stock, which is the number of shares of our common stock outstanding as of May 9, 2005.

(3) Assumes all the shares of common stock covered hereby are sold by the selling shareholders in the resale offering.

(4) Includes 78,125 shares of common stock issuable upon exercise of warrants, referenced above.

(5) Horizon Technology Funding Company II LLC ("Horizon Funding") is jointly owned by Horizon Technology Finance, LLC ("Horizon Finance") and Drawbridge Special Opportunities Fund LP ("Special Opportunities LP"). Horizon Finance owns 0.5% of Horizon Funding, and Special Opportunities LP owns the remaining 99.5%. Drawbridge Special Opportunities GP LLC ("Special Opportunities GP") is the general partner of Special Opportunities LP. Fortress Principal Investment Holdings II LLC ("FPIH II") is the sole managing member of Special Opportunities GP. Pursuant to a management agreement, Drawbridge Special Opportunities Advisors LLC ("Special Opportunities Advisors") is the manager of Special Opportunities LP. Fortress Investment Group LLC ("FIG") is the sole managing member of Special Opportunities Advisors. FIG is a wholly-owned subsidiary of Fortress Investment Holdings LLC ("FIH"), an entity which is owned collectively by Peter L. Briger, Jr., Wesley R. Edens, Robert I. Kauffman, Randal A. Nardone, and Michael E. Novogratz. By virtue of their ownership interest in FIH, each of these five individuals may be deemed to beneficially own the shares listed as beneficially owned by Horizon Funding. Each of the five individuals disclaims beneficial ownership of such shares.

(6) Horizon Technology Finance, LLC, D.B. Zwirn Special Opportunities Fund, L.P., a managed account of D.B. Zwirn & Co., L.P. and D.B. Zwirn Special Opportunities Fund, (TE) L.P. are the current owners of Horizon Technology Funding Company III LLC and each of them may exercise voting and dispositive powers over the shares held by it. Robert D. Pomeroy, Jr. and Gerald A. Michaud own and thereby control Horizon Technology Finance, LLC.  D.B. Zwirn & Co., L.P. is the trading manager of D.B. Zwirn Special Opportunities Fund, L.P., the managed accounts of D.B. Zwirn & Co., L.P. and D.B. Zwirn Special Opportunities Fund, (TE) L.P. Daniel B. Zwirn controls Zwirn Holdings, LLC, which is the managing member of and thereby controls DBZ GP, LLC, which is the general partner of and thereby controls D.B. Zwirn & Co., L.P.

(7) William Del Biaggio, III, has voting and investment power over the shares that this selling stockholder beneficially owns.

To our knowledge, other than as noted above, none of the selling shareholders has had any material relationship with us or our affiliates within the past three years.

Information concerning the selling shareholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the exercise price of the warrants is subject to adjustment under certain circumstances.

PLAN OF DISTRIBUTION

The shares of common stock offered hereby are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of such common stock. We will bear the fees and expenses incurred in connection with our obligation to register the resale of such common stock.

The selling shareholders may offer and sell the common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling shareholder or by agreement between such holder and underwriters, broker-dealers or agents who may receive fees or commissions in connection with such sale. Such sales may be effected in transactions:

  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the NASDAQ National Market;

  in the over-the-counter market; or

  in transactions otherwise than on such exchanges or services or in the over-the-counter market.

The selling shareholders may use any one or more of the following methods, without limitation, when selling or disposing their shares of common stock:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

  privately negotiated transactions;

  transactions to cover short sales;

  one or more underwritten offerings on a firm commitment or best efforts basis;

  a combination of any of the foregoing methods; or

  any other legally available means.

In connection with sales of common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered securities in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of the common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the common stock, a prospectus supplement will be filed, if necessary, under the Securities Act of 1933 disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of the common stock and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the common stock, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders. Selling shareholders may decide to sell all or a portion of the common stock offered by them pursuant to this prospectus or may decide not to sell common stock under this prospectus. In addition, any selling shareholder may transfer, devise or give the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling shareholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the common stock by the selling shareholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933. If the selling shareholders were deemed to be underwriters, the selling shareholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12, and 17 of the Securities Act of 1933 and Rule 10b-5 under the Exchange Act.

The selling shareholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed. All of the above may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Under the securities laws of certain states, the common stock may be sold in those states only though registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling shareholders against certain civil liabilities, including certain liabilities arising under the Securities Act of 1933, and the selling shareholders will be entitled to contribution from us in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 60 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. If the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay additional interest.

An aggregate of 179,856 shares of common stock held by the selling shareholders included in this prospectus are contractually restricted shares and not initially transferable by the holders thereof. The transfer restrictions will lapse as to 25% of the total number of restricted shares on each of the sixth, twelfth, eighteenth and twenty-four month anniversaries of the closing of the Optive acquisition on January 4, 2005, subject to continued compliance with certain covenants.

LEGAL MATTERS

Certain legal matters with regard to the shares of common stock offered by this prospectus will be passed upon for us by Snell & Wilmer L.L.P.

EXPERTS

We announced the resignation of Ernst & Young LLP as our independent registered public accounting firm effective with the filing of our quarterly report on Form 10-Q that was filed on May 5, 2004. No disagreements or disputes were noted.

We announced the appointment of BDO Seidman, LLP as our new independent registered public accounting firm effective July 19, 2004.

The consolidated financial statements of Tripos, Inc. as of December 31, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003, included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report appearing herein. The consolidated financial statements of Tripos, Inc. as of December 31, 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended, included in this prospectus, as well as the 2004 schedule contained in Part II of this Registration statement, have been audited by BDO Seidman, LLP, independent registered public accounting firm, as stated in their report appearing herein. The independent registered public accounting firm reports are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

We have filed a registration statement on Form S-1 (Reg. No. 333-123742) with the SEC in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus does not contain all the information contained in the registration statement, including exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about Tripos and the common stock. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement as well as any other documents we have filed with the SEC, may be inspected free of charge at the public reference facility maintained by the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TRIPOS, INC.

Reports of Independent Registered Public Accounting Firm                                                                                  F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004                                                                           F-4

Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004                          F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004                         F-6

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003 and 2004          F-7

Notes to Consolidated Financial Statements                                                                                                            F-8

Interim Financial Statements (Unaudited)

Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004                                                         F-29

Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004                           F-30

Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004                          F-31

Notes to Consolidated Financial Statements                                                                                                          F-32

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Tripos, Inc.

St. Louis, Missouri

     We have audited the accompanying consolidated balance sheet of Tripos, Inc. as of December 31, 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. We have also audited the schedule listed in Item 15(a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

     We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tripos, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

     Also, in our opinion, the 2004 schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Chicago, Illinois

February 4, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Tripos, Inc.

     We have audited the accompanying consolidated balance sheet of Tripos, Inc. as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. Our audits also included the financial statement schedule as of and for the two years ended December 31, 2003 listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the consolidated financial position of Tripos, Inc. at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

St. Louis, Missouri

March 29, 2004

Consolidated Balance Sheets
In thousands (except per share amounts)	December 31,	December 31,
	2004	2003
Assets:
Current assets:
Cash and cash equivalents	$ 4,171	$ 2,945
Marketable securities	341	1,121
Accounts receivable, less allowance for doubtful accounts of $246 in 2004 and $390 in 2003	15,666	16,662
Inventory	12,007	12,863
Deferred income taxes	29	--
Prepaid expenses	5,603	5,054
Total current assets	37,817	38,645
Property and equipment, less accumulated depreciation	30,672	27,926
Capitalized development costs, net of accumulated amortization of $933 in 2004 and $581 in 2003	2,159	2,417
Goodwill	965	965
Investments recorded at cost	1,397	1,352
Other, net	112	390
Total assets	$ 73,122	$ 71,695

Liabilities and shareholders' equity:
Current liabilities:
Current portion of long-term debt	$ 4,514	$ 8,617
Current portion of capital leases	3,689	1,893
Accounts payable	1,796	2,405
Accrued expenses	8,950	7,688
Deferred revenue	21,945	17,079
Income taxes deferred	--	219
Total current liabilities	40,894	37,901

Long-term portion of capital leases	2,653	2,463
Long-term debt	--	3,915
Deferred income taxes	1,709	422

Shareholders' equity
Common stock, $.01 par value; authorized 20,000 shares; issued
and outstanding 9,359 shares in 2004 and 9,046 shares in 2003	94	90
Additional paid-in capital	37,394	36,457
Retained earnings (deficit)	(8,089)	(8,321)
Other comprehensive income (deficit)	(1,533)	(1,232)
Total shareholders' equity	27,866	26,994
Total liabilities and shareholders' equity	$ 73,122	$ 71,695

See notes to consolidated financial statements

Consolidated Statements of Operations
In thousands, except per share amounts
	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2002

Net sales:
Discovery informatics products & support	$ 24,639	$ 23,702	$ 22,182
Discovery informatics services	4,005	3,241	7,956
Discovery research products & services	36,004	26,245	18,016
Hardware	131	960	937
Total net sales	64,779	54,148	49,091
Cost of sales:
Discovery informatics products & support	5,280	3,949	3,480
Discovery informatics services	2,911	3,588	6,817
Discovery research products & services	24,455	17,879	9,484
Hardware	106	824	820
Total cost of sales	32,752	26,240	20,601
Gross profit	32,027	27,908	28,490
Operating expenses:
Sales and marketing	12,560	13,195	15,476
Research and development	9,294	12,917	10,102
General and administrative	7,771	7,241	6,886
Total operating expenses	29,625	33,353	32,464
Income (loss) from operations	2,402	(5,445)	(3,974)
Interest income	127	208	216
Interest expense	(1,116)	(516)	(376)
Gain on sale of marketable securities	144	6,659	3,560
Unrealized loss on investment in Signase, Inc.	--	(150)	(405)
Other income, net	685	2,913	424
Income (loss) before income taxes	2,242	3,669	(555)
Income tax expense (benefit)	2,010	1,569	(587)
Net income	232	2,100	32
Preferred dividends	--	--	37
Net income (loss) allocable to common shareholders	$ 232	$ 2,100	$ (5)

Basic earnings (loss) per share	$0.03	$0.23	$(0.00)
Basic weighted average number of shares	9,206	8,949	8,615
Diluted earnings (loss) per share	$0.02	$0.23	$(0.00)
Diluted weighted average number of shares	9,357	9,333	8,615

See notes to consolidated financial statements

Consolidated Statements of Cash Flows
In thousands	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2002

Operating activities:
Net income	$ 232	$ 2,100	$ 32
Adjustments to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	3,450	3,161	1,955
Amortization of capitalized development costs and other intangible assets	1,137	493	723
Depreciation (appreciation) in foreign currency hedge instruments	925	(941)	--
Gain from the sale of marketable securities	(144)	(6,659)	(3,560)
Loss on retirement of assets	(21)	--	--
Deferred income taxes	550	2,653	(2,960)
Change in operating assets and liabilities:
Accounts receivable	2,134	192	793
Inventories	1,780	(5,426)	(2,826)
Prepaid expenses and other current assets	537	(494)	(689)
Accounts payable and accrued expenses	(505)	1,668	(836)
Deferred revenue	3,149	1,824	1,846
Net cash provided by (used in) operating activities	13,224	(1,429)	(5,522)
Investing activities:
Purchases of property and equipment	(475)	(5,345)	(7,990)
Proceeds from the sale of equipment	168	--	--
Capitalized development costs	(639)	(1,272)	(1,416)
Proceeds from the sale of marketable securities	196	8,798	4,615
Acquisition, including investments in unconsolidated affiliates	(228)	(154)	(620)
Net cash provided by (used in) investing activities	(978)	2,027	(5,411)
Financing activities:
Proceeds from stock issuance pursuant to stock purchase and option plans	941	426	2,982
Cash dividends paid on Series B preferred stock	--	--	(893)
Net borrowings under revolving line of credit	8,370	19,030	4,711
Payments on long-term debt and capital lease obligations	(18,947)	(15,230)	(1,000)
Net cash provided by (used in) financing activities	(9,636)	4,226	5,800
Effect of foreign exchange rate changes on cash and cash equivalents	(1,384)	(3,740)	7
Net increase (decrease) in cash and cash equivalents	1,226	1,084	(5,126)
Cash and cash equivalents at beginning of year	2,945	1,861	6,987
Cash and cash equivalents at end of year	$ 4,171	$ 2,945	$ 1,861

Non-cash activity:
Purchase of equipment through capital lease financing	$3,689	$5,418	$19
Conversion of redeemable preferred stock	--	--	$ 8,971
Stock issued to Accenture LLP	--	--	$ 1,000

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity
In thousands			Additional	Retained	Other	Total
	Common Stock		Paid-in	Earnings	Comprehensive	Shareholders'
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Equity
Balance at December 31, 2001	7,590	76	23,092	(10,416)	6,595	19,347
Stock issued under stock purchase plan	91	1	793	--	--	794
Stock issued under stock option plan	354	4	1,436	--	--	1,440
Stock issued under director compensation plan	3	--	42	--	--	42
Tax benefit on exercised stock options	--	--	706	--	--	706
Accretion of dividends on Series B preferred stock	--	--	--	(37)	--	(37)
Conversion of Series B preferred stock	818	8	8,963	--	--	8,971
Stock issued to collaborators	33	--	1,000	--	--	1,000
Comprehensive income, net of tax:					--
Translation adjustment	--	--	--	--	1,005	1,005
Unrealized gain on securities:
Unrealized holding gains	--	--	--	--	(758)	(758)
Less: reclassification for gains included in net income	--	--	--	--	(2,218)	(2,218)
Net income	--	--	--	32	--	32
Total comprehensive income						(2,186)
Balance at December 31, 2002	8,889	89	36,032	(10,421)	4,624	30,324
Stock issued under stock purchase plan	105	1	747	--	--	748
Stock issued under stock option plan	46	--	124	--	--	124
Stock issued under director compensation plan	6	--	43	--	--	43
Valuation allowance on tax benefit from exercised stock options	--	--	(489)	--	--	(489)
Comprehensive income, net of tax:
Translation adjustment	--	--	--	--	(2,067)	(2,067)
Unrealized gain (loss) on securities:
Unrealized holding losses	--	--	--	--	8	8
Less: reclassification for gains included in net income	--	--	--	--	(3,797)	(3,797)
Net income	--	--	--	2,100	--	2,100
Total comprehensive income						(1,697)
Balance at December 31, 2003	9,046	90	36,457	(8,321)	(1,232)	26,994
Stock issued under stock purchase plan	94	1	484	--	--	485
Stock issued under stock option plan	214	3	427	--	--	430
Stock issued under director compensation plan	5	--	26	--	--	26
Comprehensive income, net of tax:
Translation adjustment	--	--	--	--	(314)	(314)
Unrealized gain (loss) on securities:
Unrealized holding losses	--	--	--	--	96	96
Less: reclassification for gains included in net income	--	--	--	--	(83)	(83)
Net income	--	--	--	232	--	232
Total comprehensive income						149
Balance at December 31, 2004	9,359	$ 94	$ 37,394	$ (8,089)	$ (1,533)	$ 27,866

See notes to consolidated financial statements

Notes to Consolidated Financial Statements December 31, 2004

In thousands, except per share data

_____________________________________________________________________________________________

1. Description of Business and Summary of Significant Accounting Policies

Description of Business and Company Organization. We deliver chemistry products and services, software products and services along with analysis services that advance customers' creativity and productivity in pharmaceutical, biotechnology and related life sciences research enterprises worldwide. We are also a value-added reseller of third-party hardware products required to operate our software products. A substantial portion of our business is conducted with pharmaceutical companies. During 2004, 54% of our revenue came from our relationships with Pfizer, Inc. while in 2003, 52% and in 2002, 33%, of our global revenue was from Pfizer.

Basis of Consolidation. The accompanying consolidated financial statements include the accounts of Tripos and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Investments in affiliates, owned more than 20%, but not in excess of 50%, are recorded on the equity method. Investments in unconsolidated affiliates less than 20% owned are accounted for under the cost method, except for those investments classified as marketable securities.

Cash and Cash Equivalents are highly liquid investments with maturities of three months or less from the date purchased.

Marketable Securities consist of investments in equity securities of unconsolidated affiliates that are held as available-for-sale and foreign currency exchange contracts that do not qualify for hedge accounting. We account for securities that can be sold within the next 12 months as marketable securities. Amounts presented are the fair values of the investments on the balance sheet date determined using then current market quotes. Unrealized gains and losses are recorded as increases or decreases in the assets' value (pre-tax basis) with corresponding entries reflected in Other Comprehensive Income and Deferred Taxes until the assets are sold. See Note 18 "Financial Instruments" for a further discussion of foreign currency exchange instruments. Marketable securities at December 31, 2004 consisted of 33 shares of NuVasive, Inc. which had a market value of $341. At December 31, 2003, marketable securities on the Balance Sheet was comprised of 31 shares of Arena Pharmaceuticals, Inc. which had a market value of $192. Other Comprehensive Income at December 31, 2004 and 2003 included an accumulated unrealized after-tax gain of $96 and $83, respectively, as calculated on an average cost per share basis.

Investments Recorded at Cost consist of investments in common stock and limited partnerships that are accounted for under the cost method as permitted under Accounting Principles Board Opinion No. 18.

Accounts Receivable includes current outstanding invoices billed to customers. Invoices are typically issued with Net 30-day terms upon shipment of product or upon achievement of billable events for service-based contracts. Our bad debt experience from uncollectible accounts has been historically immaterial. As a result, we provide a reserve for bad debts on a specific account basis if and when customer payment problems arise.

Capitalization and Valuation of Chemical Compound Costs. Initial costs to develop our LeadQuest compounds (chemical compounds for sale for use in drug discovery) are categorized as research and development expense until such time as it is probable that a salable library can be successfully produced. Therefore, costs for design, research, and analytical procedures for every library of compounds are expensed as incurred. Our research chemists review the results of analytical procedures to determine if the chemical reactions completed are as expected and the product purity and product yields are within acceptable tolerances. This "validation" process determines whether the chemistry is successful and if a saleable product will result. We capitalize costs to inventory once the validation process is completed and successful production is reasonably assured. If the core reaction is unsuccessful, the library template is abandoned and no further development takes place.

Similarly, we capitalize the costs of LeadDiscovery packages once we are reasonably assured of the success of the underlying chemistry. After this point we capture the costs of labor, chemicals and screening activity into work in process inventory. Should a LeadDiscovery library not reach its full potential as a standalone offering, we can utilize the products within discovery research contracts for customers or in our LeadQuest compound library.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Inventory amounts shown in the Consolidated Balance Sheet are net of an obsolescence reserve. In calculating the reserve for inventory held for sale, the age and sales trends of each category in the inventory are taken into account to determine the net realizable value. Any shortfall between the carrying cost of the inventory and the net realizable value is provided for in the reserve. A portion of the LeadQuest inventory is used in discovery research projects. This portion of the inventory asset is depreciated over its 10-year expected useful life.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment are stated at cost. Depreciation is computed by applying an accelerated method over the estimated useful lives of the assets, which range from five to ten years for equipment and furniture, twenty-five to thirty-nine years for buildings, the shorter of the useful life of the improvement or the life of the related lease term for leasehold improvements, and three years for purchased software. We make every attempt to closely match the book useful life of our assets to their expected productive lives. Assets deemed to be impaired or no longer productive, are written down to their net realizable value.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project or asset. Capitalization of interest ceases when the project is substantially complete. Capitalized interest for 2004, 2003 and 2002 was $39, $257 and $30, respectively.

Development Costs primarily consist of software development costs related to new products that are capitalized after the establishment of technological feasibility (working model) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86. During 2004, 2003 and 2002 capitalized costs were $639, $1,272 and $1,416, respectively related to development work on a laboratory research and inventory support system along with other desktop technologies to be marketed to external customers. Amortization of capitalized software development costs is provided on a product-by-product basis as the greater of (a) the ratio of current gross revenues for a product to the total current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product. Currently, we use an estimated economic life of three to five years for all capitalized software development costs. We assess the recoverability of capitalized software development costs by comparing the remaining unamortized balance to the net realizable value of the related product. Any excess is written off. During the fourth quarter of 2004 we wrote down one of our capitalized products, ChemCoreRIO, by $890 to properly reflect the current net realizable value of the product based upon the change in target market customer base. For 2004, 2003 and 2002, amortization of software developed for sale was $6, $258 and $309, respectively. At times, we capitalize development costs attributable to internal use software in accordance with AICPA Statement Of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Amortization of internal use software is over the estimated useful life or three years, which ever is less. During 2004 we wrote off the cost and accumulated amortization for fully amortized capitalized software assets for internal use in the amount of $544.

Goodwill represents the excess of the cost of the net assets acquired of Tripos Discovery Research Ltd. over its fair value. The recorded goodwill is a component of our Discovery Research segment, which is geographically part of our European region. There were no additions or write-offs of goodwill during the periods presented. Beginning in 2002, we have adopted Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), that suspends amortization of goodwill in favor of annual evaluations of impairment by comparing the fair value of the business to which the goodwill relates to its carrying value. If it is determined that the carrying value exceeds the fair value, we would be required to recognize an impairment loss in earnings at that time. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 15 years. We performed formal impairment tests of goodwill in 2004, 2003 and 2002 by using a discounted cash flow approach to estimate fair value. Based on our evaluations, we determined there was no impairment of the remaining goodwill. We will continue to do so on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of Tripos Discovery Research Ltd. below its carrying value.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Other Intangible Assets. We from time to time will apply for and obtain a patent to protect the interests in our proprietary software and chemistry research properties. As of December 31, 2004 and 2003, $183 and $185, respectively was recorded in Other Assets related to patents. Patent costs are amortized over a 20-year period. Accumulated amortization related to patents was $93 and $82 as December 31, 2004 and 2003, respectively. For the year-ended December 31, 2004, the aggregate amortization expense recorded was $11. The estimated amortization expense for each of the five succeeding years is $11 in 2005, 2006, and 2007, $9 in 2008 and $8 in 2009.

Long-Lived Assets. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review identified intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If such events or changes in circumstances are present, an impairment loss would be recognized if the sum of the expected future net cash flows was less than the carrying amount of the asset.

Foreign Currency Translation. The local foreign currency is the functional currency for each of our foreign operations. Assets and liabilities of foreign operations are translated to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from translation are reported as a separate component of shareholders' equity. Net gains and losses from foreign currency transactions were significant during 2004 and 2003 due to fluctuations in the exchange rate for the U.S. dollar and Great Britain pound. We hedged a portion of our exposure and recorded the gains and losses from this activity in other income (expense). Net gains and losses from foreign currency transactions were not significant in the other years presented.

Derivative Instruments. The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which requires us to recognize all derivatives on the balance sheet at fair value. We enter into derivative contracts, principally currency hedges, to limit the risk of fluctuations in foreign currency exchange rates on the value of certain sales transactions. Additionally, we have previously entered interest rate swap contracts that effectively convert portions of our floating rate debt to a fixed rate. We do not attempt to speculate on the direction of currency rates nor interest rates. We take this conservative approach to protect against the risk of loss only. See Note 18 for a further discussion of Financial Instruments.

Warranty. We are a reseller of hardware and pass through to our customers the standard warranties provided by the hardware supplier. We warrant our application software products to perform in accordance with written user documentation and the agreements negotiated with our customers. Since we do not customize our applications software, software warranty costs are insignificant and expensed as incurred.

Income Taxes We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("FAS109"),Accounting for Income Taxes, which prescribes the use of the asset and liability method whereby deferred tax assets or liabilities are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. In accordance with FAS No. 109, income tax expense includes 1) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances, and 2) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The primary difference between financial statement income and taxable income results from the use of different methods of computing depreciation, capitalized development costs, certain revenue recognition activities, other timing differences and the valuation of net operating loss carryforwards. Deferred taxes do not reflect temporary differences relating to our investment in foreign subsidiaries as these amounts have been deemed to be permanently invested. Estimating the deferred tax position on these amounts is not practical.

Revenue Recognition

Discovery Informatics Products and Support

We recognize revenues in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenues from software license agreements are recognized when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1)

1. Description of Business and Summary of Significant Accounting Policies (continued)

persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectibility is probable.

We allocate revenues on perpetual software arrangements involving multiple elements to each element based on the relative fair values of each element. Our determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately by us. We have analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenues to maintenance and support services, and training. We sell training separately and has established VSOE on this basis. VSOE for maintenance and support is determined based upon the renewal rates in contracts, which is based on a fixed percentage of license revenue. Accordingly, assuming all other revenue recognition criteria are met, revenues from perpetual licenses are recognized upon delivery of the software using the residual method in accordance with SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions."

Software maintenance agreements provide technical support and the right to unspecified enhancements and upgrades on a "when-and-if-available" basis. Post-contract customer support revenues on perpetual agreements are recognized ratably over the term of the support period (generally one year), and training and other service revenues are recognized as the related services are provided. Any unrecognized portion of amounts paid in advance for licenses and services is recorded as deferred revenue.

Term licenses represent time-based license arrangements for one or multiple software products that are sold with maintenance and support for the term of the license arrangement. We do not have VSOE to determine fair value of the maintenance and support in term arrangements. We recognize revenues from these bundled term licenses ratably over the license term, which is typically 1 to 3 years.

Discovery Informatics Services

Included in discovery informatics services are contracts for software consulting as well as software development.

Discovery Informatics Services (DIS) represent contracts for the development and delivery of enterprise-wide customized software (such as laboratory information systems or database integration projects). Technological feasibility exists on these software arrangements and they typically include installation at the customer's site. We account for these arrangements in accordance with SOP 81-1, as required by SOP 97-2 since the contract to deliver software and installation requires significant production, modification or customization of software.

In applying the provisions of SOP 81-1 the percentage of completion is utilized. For contracts where customer approval of contractually required tasks must occur at each distinct milestone, and where amounts billable are indicative of progress-to-completion, we record revenues when a milestone has been met and accepted by the customer. For contracts without distinct milestones, we measure progress using the cost-to-cost method, which approximates progress towards completion.

Software Development ("SD") projects are contractual arrangements with customers for use of Tripos software developers in an effort to develop a scientific software tool for use in drug discovery. The contractual arrangements are on a "best efforts" basis, and the customer is subject to billings on a time and materials basis. Accordingly, we record the related revenue when the time and costs are incurred at the stated contractual rates.

Discovery Research Products and Services

Discovery research sales include sales of chemical compounds from (1) inventory, (2) long-term contracts to design and produce chemical compounds to customer specifications, or (3) contracts to perform discovery research activities.

Sales of chemical compounds from inventory are recorded upon delivery.

1. Description of Business and Summary of Significant Accounting Policies (continued)

In accordance with SOP 81-1, sales derived from long-term contracts to design and produce chemical compounds to customer specifications are recorded using the percentage of completion method as the compounds are delivered (under the units of delivery method). The contract costs related to delivered compounds are recorded to cost of sales as the compounds are delivered and revenue is recognized.

Discovery research activities involve lead compound optimization projects, custom synthesis, and compound design. These contracts are generally on a "best efforts" basis and call for non-refundable contractual fees tied to time and materials. Accordingly, revenues under contracts of this type are recorded on a time and material basis. When contracts to perform discovery research activities require a specific deliverable, the direct and incremental contract costs are deferred. Revenue and the contract costs are then recorded upon delivery and acceptance.

Hardware Sales

Hardware sales are recorded upon delivery unless delivered in connection with a contractual arrangement involving term software licenses. When hardware is sold in conjunction with a term license, the entire contractual revenue amount is recognized ratably over the term software license period and the related hardware costs are deferred and recorded in cost of sales ratably over the same period.

Comprehensive Income. Financial Accounting Standards Board SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenue, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income.

The components of accumulated other comprehensive income, net of related tax, at December 31, 2004 and December 31, 2003 are as follows:
	2004	2003
Foreign currency translation adjustments	$ (1,629)	$ (1,315)
Unrealized gains on marketable securities	96	83
Accumulated other comprehensive income	$ (1,533)	$ (1,232)

Stock-Based Compensation. At December 31, 2004, Tripos had the stock-based employee compensation plans described in Note 21. We account for stock option plans under the intrinsic value method as permitted under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related Interpretations. Under APB 25, generally no compensation expense is recognized because the exercise price of the options equal the fair value of the stock at the grant date.

1. Description of Business and Summary of Significant Accounting Policies (continued)

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation. Our stock option plans have fixed stock option awards (grants) that vest over a period of four years (pro-rata). The impact shown below reflects the accelerated expense method of applying SFAS No. 123.
	2004	2003	2002
Net income (loss) allocable to common shareholders as reported	$ 232	$ 2,100	$ (5)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,346	1,823	3,986
Pro forma net income (loss) allocable to common shareholders	$ (1,114)	$ 277	$ (3,991)

Pro forma earnings (loss) per share:
Basic - as reported	$0.03	$0.23	$(0.00)
Basic - pro forma	$(0.12)	$0.03	$(0.46)
Diluted - as reported	$0.02	$0.23	$(0.00)
Diluted - pro forma	$(0.12)	$0.03	$(0.46)

Earnings Per Common and Dilutive Share. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period. Potential dilutive common shares may consist of outstanding stock options and the assumed conversion of the Series B Preferred shares (for periods in which the Series B shares were outstanding). See Note 14 for additional information regarding earnings per share.

Reclassifications. Certain reclassifications have been made to prior years' balances to conform with the current year presentation.

New Accounting Pronouncements. In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151 "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to require that these items be included as current-period charges and not included in overhead. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions in FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of evaluating the requirements of FAS 151 but do not expect the adoption of FAS 151 to have a significant effect on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share--Based Payment" ("FAS 123R"), which revises and replaces SFAS No. 123, "Accounting for Stock-Based Payment" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of operations. The pro-forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions of FAS 123R are effective for reporting periods beginning after June 15, 2005. We are currently evaluating the requirements of FAS 123R, but because we are accounting for employee stock option grants in a footnote disclosure as permitted by SFAS No. 123, the adoption of FAS 123R will have an impact on our results of operations. See Note 1 Stock-Based Compensation for an illustration of the historical effects of expensing stock options.

1. Description of Business and Summary of Significant Accounting Policies (continued)

In December 2004, the FASB issued Staff Position FAS No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FAS 109-2"). The American Jobs Creation Act of 2004 allows for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer if certain criteria are met. The provisions of FAS 109-2 were effective immediately upon issuance. We do not expect that the adoption of FAS 109-2 will have a significant impact on our consolidated financial statements.

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2. Benefit Plan

In 1994, we established a defined contribution 401(k) Plan covering all U.S. employees who are at least 21 years of age. Employees may contribute to the plan up to 50% of their compensation, which is further limited by law. We match employee contributions for an amount up to 50% of the employee's deferral limited to the first 6% of each employee's compensation. Contributions made by us were $351 in 2004, $378 in 2003, and $409 in 2002.

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3. Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk have consisted principally of investments and trade receivables. We invest available cash in bank deposits, investment-grade securities, and short-term interest-producing investments, including government obligations and other money market instruments. We have adopted credit policies and standards to evaluate the risk associated with our sales and require collateral, such as letters of credit or bank guarantees, whenever deemed necessary. Our management believes that any risk of loss is significantly reduced due to the nature of the customers and distributors with which we do business.

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4. Inventory

We maintain a physical inventory of chemical compound libraries in various states of completion. Costs associated with the manufacture of compounds are calculated using the standard cost method and are carried at the lower of cost (standard cost method approximating FIFO) or market. Compounds that are acquired from third parties are also carried at the lower of cost or market. In calculating the reserve for obsolescence, collections of compounds are reviewed for their age and cumulative sales trends, and if necessary, a reserve provision is made for each collection or library of compounds. If there is, in our opinion, a significant adverse deviation in sales trends for a specific compound collection or library, an additional reserve provision is taken. A portion of the inventory is used in discovery research projects. Depreciation of this inventory is recorded in the reserve for obsolescence over its 10-year expected useful life. Work in process and finished goods inventory includes the accumulated cost of compounds in production or awaiting shipment to customers under discovery research or custom synthesis contracts. Inventory balances at December 31 are:
	2004	2003
Raw materials	$ 2,124	$ 1,758
Work in process	6,594	5,642
Finished goods	6,815	7,983
Reserve for obsolescence	(3,526)	(2,520)
Total Inventory	$ 12,007	$ 12,863

Costs of discovery research projects included in
Work in Process and Finished Goods above	$ 7,468	$ 8,532

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5. Accrued Expenses

Accrued expenses consist of the following at the end of each year:
	2004	2003
Payroll related (including accrued bonus)	$ 2,200	$ 1,782
Income taxes payable (refundable)	365	(92)
Property and equipment accruals	1,503	--
Product royalties	2,240	1,184
Cost of sales outsourcing	671	566
German withholding tax liability	--	1,685
Discovery Informatics contract loss accrual	--	970
Legal & professional accruals	532	255
Local sales and VAT taxes	249	149
Other	1,190	1,189
	$ 8,950	$ 7,688

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6. Property and Equipment

Property and equipment at the end of each year are summarized below:
	2004	2003
Computer equipment	$ 4,766	$ 4,473
Furniture & laboratory equipment	15,248	11,018
Purchased software for internal use	1,647	1,550
Land	1,591	1,591
Leasehold improvements	129	129
Buildings	21,485	11,925
	44,866	30,686
Less accumulated depreciation	(14,194)	(10,889)
Net property and equipment	30,672	19,797
Construction in progress	--	8,129
Total net property and equipment	$ 30,672	$ 27,926

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7. Lease Obligations

We lease certain office facilities and equipment under noncancelable operating and capital leases with terms from one to ten years. The capital leases specifically pertain to the acquisition of certain laboratory and computer equipment totaling $9,299. The total accumulated amortization associated with equipment under capital leases was approximately $3,846 and $1,095 at December 31, 2004 and 2003, respectively. The related amortization expense is included in depreciation expense. Rent expense under the operating leases was $1,118, $871 and $876 in 2004, 2003, and 2002, respectively. Noncancelable future minimum lease commitments as of December 31, 2004 are:

Year	Operating Leases	Capital Leases
2005	$ 703	$ 4,202
2006	682	2,393
2007	471	431
2008	316	--
2009	316	--
Thereafter	1,265
Total payments	$ 3,753	7,026
Less amount representing interest		(684)
Present value of minimum lease payments		$ 6,342

Includes the current portion of capital lease obligations of $3,689

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8. Grants

In 2002, Tripos, Inc. and its U.K. subsidiary, Tripos Discovery Research Ltd. ("TDR"), were awarded two grants related to the expansion of the chemistry laboratories in Bude, Cornwall. The U.K.'s Department of Trade and Industry ("DTI") awarded GBP2,400 based on the creation of jobs in the region and capital investment. Additionally, the South West of England Regional Development Agency awarded GBP1,300 tied to costs to construct the laboratory. At December 31, 2002, TDR had met all criteria for the first installment of the DTI grant and was approved to receive a payment of GBP550 that was recorded in 2002. Approximately GBP99 of the payment was attributed to the reduction of expenses while the remainder was treated as a reduction in the cost of capital expenditures. During 2003, TDR achieved multiple thresholds under the South West of England Regional Development Agency grant and made claims of GBP1,300 which were recorded as reductions in the amounts of capital expenditures. In 2004, the second installment of the DTI grant was approved and a payment was received for GBP990. Approximately GBP205 of the payment was attributed to reduction in expenses while the remaining GBP785 was recorded as a reduction of our capital expenditures. At December 31, 2004, GBP860 remains to be awarded if certain criteria are met. We must achieve agreed levels of hiring and capital expenditures in order to submit claims for funding under the respective grants. Should we fail to complete the project or not meet the hiring thresholds, we may not be entitled to the full amount of the grants. The grant from the DTI expires on December 31, 2006 if not claimed. Additionally, for a period of up to 24 months after our last draw under the grant program, we are obligated to repay portions or all of the grant money received if we eliminate jobs or exit the property. At this time, we do not anticipate reducing employment or vacating the property during the contingency period, therefore we have not recorded a liability for repayment of any grant proceeds.

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9. Other Income, Net

Other Income, Net consists of the following at the end of each year:
	2004	2003	2002
Foreign currency gain (loss)	$ 552	$ 3,094	$ 189
Gain (loss) on sale of assets	15	(7)	2
Miscellaneous	118	(174)	233
	$ 685	$ 2,913	$ 424

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10. Income Taxes

The components of income (loss) before income taxes for the years ended were as follows:
	2004	2003	2002
Domestic	$ (3,919)	$ 3,949	$ (3,740)
Foreign	6,161	(280)	3,185
	$ 2,242	$ 3,669	$ (555)

The components of income tax expense (benefit) for the years ended were as follows:
	2004	2003	2002
Current tax expense (benefit)
Federal	$ 480	$ --	$ --
State and local	--	--	--
Foreign	330	271	100
Total current	810	271	100
Deferred tax expense (benefit)	1,200	1,298	(687)
Total provision	$ 2,010	$ 1,569	$ (587)

10. Income Taxes (continued)

The reconciliation of the effective income tax rate and the U.S. federal income tax rate is as follows:

	2004	2003	2002
Tax at U.S. federal statutory rate	34.0%	34.0%	34.0%
Effect of foreign operations (net of foreign taxes)	(10.0)	5.6	49.6
Foreign withholding tax	2.3	--	--
State taxes, net of federal benefit	--	4.0	24.7
R&D tax credits	(1.6)	(1.1)	12.6
Valuation allowance	49.0	(0.9)	(14.2)
Prior periods Federal income tax adjustment	15.9	1.2	(0.9)
Effective tax rate	89.6%	42.8%	105.8%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at the end of each year are summarized as follows:

	2004	2003
Current deferred income tax asset (liability):
Allowance for doubtful accounts	$ 69	$ 69
Vacation accrual	189	249
Deferred revenue	1,539	4,453
Other	119	108
Unrealized gain on marketable securities	(58)	(50)
Valuation allowance	(1,829)	(5,048)
	$ 29	$ (219)
Noncurrent deferred income tax asset (liability):
Capitalized development costs	$ (823)	$ (920)
Property and equipment	(5,560)	(4,620)
NOL carryforward	8,545	4,932
Cumulative unpaid inter-company interest	355	256
Unrealized loss on investments in unconsolidated subsidiaries	272	251
Other	--	(764)
Tax credit carryforward	948	1,004
Valuation allowance	(5,446)	(561)
	$ (1,709)	$ (422)

In recent years, the U.S. entity had sufficient deferred tax liabilities, primarily related to the increased market value of its prior investment in shares of Arena Pharmaceuticals, Inc., to offset its loss carryforward as of December 31, 2002. In 2003, Tripos determined its cumulative deferred tax assets created primarily by prior year net operating losses were in excess of its then deferred tax liabilities. As a result, a valuation allowance was established as required under FAS

109, Accounting for Income Taxes. In 2004, additional valuation allowances were applied to the current year U.S. net operating loss.

There are $605 of tax benefits from stock option exercises with offsetting valuation allowances that upon realization will be credited to additional paid-in-capital. Under the new American Jobs Creation Act of 2004, the carryforward period for foreign tax credits has been extended to 10 years. Therefore the foreign tax credits will expire in 2011 and 2012. R&D credits generated before 1998 have a 15-year carryforward period and a 20-year period for credits arising after 1997. Therefore the R&D credits will expire between 2011 and 2024.

Income tax payments for 2004, 2003 and 2002 were $217, $4 and $61, respectively. Tripos' U.K. subsidiaries had group loss carryforwards at December 31, 2004, with a pre-tax value of approximately $12,184 that have no expiration date. Additionally, Tripos' U.S. entity had loss carryforwards of $4,889 on a pre-tax basis that expire in 19 years. At December 31, 2004, there were no undistributed earnings from our foreign subsidiaries.

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11. Long-term Debt

As of December 31, 2004, we had a credit agreement with LaSalle Bank for a $3,914 mortgage note for property with a book carrying value of $3,980. The mortgage is due to mature on December 2, 2005. Tripos also has a $6,000 one-year revolving line of credit agreement with LaSalle Bank. The line of credit is due to expire on April 19, 2005. Both credit agreements are collateralized by substantially all of our U.S. assets and stock pledges for each of the U.S. and U.K. subsidiaries. Payment of dividends to shareholders or the incurring of debt from other sources by Tripos, Inc. and its subsidiaries must be approved in advance by LaSalle Bank. The agreements also require us to meet certain financial covenants, including minimum interest coverage, minimum shareholders' equity, maximum capital expenditure (excluding the chemistry laboratory expansion) and an annual clean-down period of 30 consecutive days in which no borrowings are outstanding on the revolving credit facility. Tripos expects to negotiate extensions to both agreements with LaSalle Bank prior to their expiration dates.

The mortgage note under the credit agreement calls for even quarterly principal payments based on a twenty-year amortization schedule. Borrowings under the mortgage are subject to a variable interest rate at LIBOR plus 2.25%. An interest rate swap agreement was entered into that fixed the interest rate at 7.40% until April 30, 2003. Upon expiration of the interest swap, we allowed the interest rate on the mortgage loan to float. The $6,000 revolving line of credit under the credit agreement required quarterly interest-only payments with any remaining borrowings due at the end of the agreement period. The line of credit carries a commitment fee of 3/8% of the unused portion of the line. Borrowings under the revolving line of credit bear interest at variable rates tied to LIBOR or the bank's prime rate. We averaged $2,117 of outstanding borrowings during 2004 primarily to fund the laboratory expansion in the U.K. The weighted average interest rate on line of credit borrowings was 4.14% in 2004.

On October 16, 2003, we entered into an Interim Revolver Facility with LaSalle Bank in the amount of $4,000. Borrowings under the Interim Revolver were subject to variable interest rates based on LIBOR plus 3.0% or prime plus 1.0%. The outstanding balance on the Interim Revolver Facility was repaid in full on February 3, 2004 and this facility is now expired.

Short-term debt obligations were:
	December 31, 2004	December 31, 2003
Borrowings outstanding under Credit Agreement	$ 600	$ 6,000
Borrowings outstanding under Interim Revolver	--	2,400
Mortgage note, due December 2, 2005	3,914	217
Short-term debt	$ 4,514	$ 8,617

Long-term debt obligations were:
	December 31, 2004	December 31, 2003
Borrowings outstanding under Credit Agreement	$ --	$ --
Mortgage note	--	4,132
Less current maturities	--	(217)
Long-term debt	$ --	$ 3,915

Scheduled maturities of long-term debt are $4,514 in 2005. Interest expense incurred, net of capitalized interest, for the years ended December 31, 2004, 2003 and 2002 were $265, $515, and $376, respectively, while total interest payments were $1,116, $769, and $429, respectively.

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12. Segment Information

The Financial Accounting Standards Board issued SFAS No. 131, "Segment Information" ("SFAS 131") to amend the requirements for public companies to report financial and descriptive information about their reportable operating segments in annual financial statements and selected information about operating segments in interim reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments, as defined in SFAS 131, are components of the enterprise for which separate financial information is available and is evaluated regularly by our management in deciding how to allocate resources and assess performance. We operate in two industry segments, Discovery Informatics and Discovery Research. Our Discovery Informatics segment designs and sells software suites that provide computer-aided molecular modeling and visualization, visual screening, combinatorial library design, data storage and analysis, and structure-activity relationships to customers in pharmaceutical, biotechnology and related life science fields of research.  Our Discovery Research provides drug discovery services to pharmaceutical and biotechnology companies based on proprietary combinatorial chemistry, high-throughput screening and Tripos' ChemspaceTM and Lead HoppingTM technologies.

Summarized financial information concerning the industry segments follows:

DI=Discovery Informatics

DR=Discovery Research

	Years Ended December 31,
	2004			2003			2002
	DI	DR	Total	DI	DR	Total	DI	DR	Total
Revenues:
DI products	$24,770	$ --	$24,770	$24,662	$ --	$24,664	$23,119	$ --	$23,119
DI services	4,005	--	4,005	3,241	--	3,241	7,956	--	7,956
DR products & services	--	36,004	36,004	--	26,245	26,245	--	18,016	18,016
Total revenues	$28,775	$36,004	$64,779	$27,903	$26,245	$54,148	$31,075	$18,016	$49,091

Depreciation & amortization	$1,068	$2,867	$3,935	$1,022	$1,939	$2,961	$896	$1,187	$2,083
Non-allocated corporate			1,577			889			307
Depreciation & amortization on statement of operations			$5,512			$3,850			$2,390

Operating income (loss)	$3,406	$6,171	$9,577	$37	$1,284	$1,321	$(3,181)	$3,358	$177
Non-allocated corporate departments			$(7,175)			$(6,766)			$(4,151)
Operating income (loss) on statement of operations			$2,402			$(5,445)			$(3,974)

Capital expenditures(1)	$1,443	$5,836	$7,279	$1,080	$10,397	$11,477	$2,052	$6,735	$8,787
Total assets (2)	$29,093	$44,029	$73,122	$29,481	$42,214	$71,695	$37,912	$25,059	$62,971

(1) Discovery Research is net of grant income received of $1,419, $2,126 and $699 in 2004, 2003, and 2002, respectively.

(2)      Includes cash and cash equivalents of $3,444 and $727 at Discovery Informatics and Discovery Research, respectively, in 2004; cash and cash equivalents of $2,258 and $687 at Discovery Informatics and Discovery Research, respectively, in 2003; and $1,777 and $84 at Discovery Informatics and Discovery Research, respectively, in 2002.

12. Segment Information (continued)

Our foreign operations historically have been conducted principally through our wholly owned foreign subsidiaries and third-party distributors. Information regarding operations by geographic area for 2004, 2003 and 2002 is as follows:
	United States	Canada	Europe	Pacific Rim	Total
2004 Net sales	$ 12,751	$ 470	$ 48,699	$ 2,859	$ 64,779

2003 Net sales	13,595	343	36,509	3,701	54,148

2002 Net sales	17,803	--	28,130	3,158	49,091
	United States	Canada	Europe	Pacific Rim	Total
2004
Property, plant & equipment, net	$ 6,521	$ --	$ 24,151	$ --	$ 30,672
Capitalized development costs, net	2,159	--	--	--	2,159
Goodwill, net	--	--	965	--	965
Long-lived assets net	8,680	--	25,116	--	33,796

2003
Property, plant & equipment, net	$ 6,706	$--	$ 21,209	$ 11	$ 27,926
Capitalized development costs, net	2,417	--	--	--	2,417
Goodwill, net	--	--	965	--	965
Long-lived assets net	9,123	--	22,174	11	31,308

2002
Property, plant & equipment, net	$ 7,543	$--	$ 12,826	$ 4	$ 20,373
Capitalized development costs, net	1,402	--	--	--	1,402
Goodwill, net	--	--	965	--	965
Long-lived assets net	8,945	--	13,791	4	22,740

Most of our services are provided on an integrated worldwide basis. Because of the integration of U.S. and non-U.S. services, it is not practical to separate precisely the U.S.-oriented services from services resulting from operations outside the United States and performed for customers outside the United States; accordingly, the separation set forth in the preceding table is based upon internal allocations, which involve certain management judgments. Net sales and long-lived assets in the preceding table are attributable to the country or territory in which our subsidiaries or distributors are located.

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13. Time-based Software License Arrangements

Certain time-based software license arrangements are covered by non-cancelable agreements whose terms range from one to five years. The typical term of the contracts is three years. Revenue from these time-based software license arrangements is recognized ratably over the agreed term. The following table shows the amount of future revenues to be recognized from these non-cancelable arrangements as of December 31, 2004.
Revenues to be recognized in:	Amount
2005	$ 13,422
2006	7,273
2007	3,744
2008	21
Total	$ 24,460

Tripos is typically paid annually under these contracts. Shown below are the amounts to be billed under these contracts subsequent to December 31, 2004 (amounts not included in the accompanying balance sheets at December 31, 2004).
Amounts to be billed in:	Amount
2005	$ 9,250
2006	6,865
2007	411
Total	$ 16,526

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14. Earnings Per Share

The following table sets forth the computation of basis and diluted earnings per share:
	2004	2003	2002
Numerator:
Numerator for basic earnings per share- -net income (loss) allocable to common shareholders	$ 232	$ 2,100	$ (5)
-dividends accruing to preferred shareholders (Note A)	--	--	--
Numerator for diluted earnings per share	$ 232	$ 2,100	$ (5)
Denominator:
Denominator for basic earnings per share- -weighted average shares	9,206	8,949	8,615
Effect of dilutive securities:
Employee stock options (Note B)	151	384	--
Assumed conversion of Series B preferred shares (Note A)	--	--	--
Denominator for diluted earnings per share- -adjusted weighted average shares and assumed conversions	9,357	9,333	8,615
Basic earnings per share	$0.03	$0.23	$(0.00)
Diluted earnings per share	$0.02	$0.23	$(0.00)

Note A: For the year ended December 31, 2002, weighted average shares outstanding were not adjusted for the conversion of the Series B Preferred Stock, which was converted to common stock in February 2002, as their inclusion would have been anti-dilutive. Accordingly, the related preferred dividends were not added back to the numerator for diluted earnings per share.

Note B: For the year ended December 31, 2002, weighted average shares outstanding were not adjusted for the effect of outstanding employee stock options as their inclusion would have been anti-dilutive.

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15. Investment in Arena Pharmaceuticals, Inc.

During the period from 1997 through 1999, we invested in the start up of Arena Pharmaceuticals, Inc. ("Arena"), a San Diego, California biotechnology company. Our investment in Arena totaled $3,200. In July of 2000, Arena successfully completed its initial public offering ("IPO") of common stock on the NASDAQ market. During June 2001, Arena completed a secondary offering of additional shares of common stock. We participated in the offering by selling 100 shares and realizing a pre-tax gain of $2,387. During 2002 we sold 619 shares under a controlled sale program realizing a pre-tax gain of $3,560. Again in 2003, we sold 1,266 shares of Arena and realized a pre-tax gain of $6,659. Finally, in 2004 we sold our remaining 31 shares, realizing a pre-tax gain of $144.

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16. Investment in Signase, Inc.

During 2001 and 2002 Tripos made in-kind contributions of chemical compounds in exchange for shares of Signase, Inc., a Texas-based biotechnology company that researches cancer therapeutics. The transactions were recorded as an increase in investments in unconsolidated affiliates and sales of chemical compounds. Valuation of the shares received was consistent with recent equity placements of similar shares to other investors by Signase. The $500 sales value of the chemical compounds was consistent with average market values received in comparable transactions from other customers for similar volumes of compounds sold from our existing inventory.

Early in 2003, Signase advised its shareholders of its intent to seek additional financing at rates below those of the original investors. We determined this reduced level of market value to be "other than temporary" and as a result, wrote down our investment to approximate the then current offering price. Our total in-kind investment was $552 prior to the write-down of $405 in 2002, leaving a carrying value of $150. Tripos took a further write-down of the remainder of its investment in Signase, $150, as of March 31, 2003 after receiving information from Signase that attempts to raise capital were unsuccessful and that the company may be liquidated. There has been no further developments on the status of the company or our investment.

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17. Investment in A.M. Pappas Life Science Ventures II Fund.

Since 2001, we have invested in the A.M. Pappas Life Science Ventures II fund administered by A.M. Pappas. This fund invests in new and developing companies in the life science sector. Our investment commitment of $2,500 represents approximately 2.2% of the total capital of the fund. As of December 31, 2004 we had invested $1,750 or 70% of our total commitment. In 2004 we received a distribution of 33 shares of NuVasive, Inc. from the fund manager upon NuVasive's initial public offering. The current value of these shares, $341, is recorded as marketable securities.

The fund records investment impairments when identified, for which we recognize our pro-rata share of such impairments. In 2004 and 2003, the fund's managers determined that certain investments were impaired, and we recorded our pro-rata share of the fund's investment impairments, totaling $58 and $110, respectively.

_______________________________________________________________________________________________

18. Financial Instruments

Periodically, we enter into foreign currency hedge transactions to protect us from unfavorable changes in the exchange rate of currencies on certain customer contracts. For transactions qualifying as effective hedges, as determined using either dollar offset method or regression methods, we record these foreign exchange contracts at fair value in our Consolidated Balance Sheet and the related gains or losses on these contracts are deferred in accumulated other comprehensive income. These gains or losses are recognized in income in the period in which the transactions being hedged are recognized. To the extent any contract is not considered to be perfectly effective in offsetting the change in fair value of the hedged transaction, the ineffective portion of the contract is immediately recognized in income.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the statement of financial position at its fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried in the Consolidated Balance Sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value in the Consolidated Balance Sheet, with changes in its fair value recognized in current period earnings.

For transactions that do not qualify as effective hedges, there will be a gain or loss reflected in our Consolidated Statement of Operations for the change in currency rates. Gains and losses on foreign currency exchange contracts are included in other income (expense) net. The counter-party to these foreign currency hedge contracts is LaSalle N.A. At December 31, 2004 there were no foreign currency future contracts in place. At December 31, 2003, several foreign currency futures contracts were in place that did not qualify as effective hedges. These futures contracts were entered into to fix the value of GBP4.4 million to U.S. dollars. The fair value of these contracts, $929, is included in marketable securities.

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19. Relationship with Accenture LLP.

On February 8, 2002, we entered into a marketing alliance agreement with Accenture LLP intended to market and sell a fully integrated solution to automate drug discovery operations of the largest global pharmaceutical companies. As part of this arrangement, we issued 33 shares of common stock, valued at $1.0 million, to Accenture upon entry into this arrangement. This upfront fee paid to Accenture was in consideration of the marketing effort to be expended by Accenture over the term of the relationship. The fee covered the development of joint marketing materials, a joint product demo presentation, and marketing time and effort on behalf of Accenture. We applied EITF 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. In applying EITF 96-18, since the $1.0 million of our stock was granted to Accenture at the inception of the contract in exchange for three years of marketing services and the stock is non-forfeitable and fully vested we determined that the date of issuance of the equity securities is the appropriate measurement date. Accordingly, we recorded the equity issuance and an "Other Asset" at the contract inception date, based on the fair value of the stock issued. Performance of the services is required over the contractual term, therefore we amortize the Other Asset ratably over the contractual term as a sales and marketing expense. Total expense recorded in the years ended December 31, 2004, 2003 and 2002 related to the arrangement was $265, $265 and $447, respectively. At this time, we do not expect any future fixed compensation to Accenture, however, we do expect that should certain collaborative engagements be successful, Tripos may pay performance-based compensation to Accenture.

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20. Loss Contracts

In March 2004, we announced the completion of a significant milestone in our collaboration with Schering AG. Schering accepted Tripos' AUSPYX™ data cartridge for Oracle as the foundation of their Enterprise Chemical Information Management System (ECIMS). Having successfully completed this milestone, the two companies were in talks regarding the specifications and financial arrangements necessary to complete the development and deployment of ECIMS. This required a scope change to the then existing contract. Because these discussions were not finalized, Tripos recorded a charge in 2003 for the estimated project costs in excess of the revenues that it expected under the then current contract terms. In calculating the amount of the charge to be recorded, Tripos assumed that the project would not continue past delivery and rollout of the production system in mid-2004. This assumption led to a corresponding reduction of approximately $802 in the total revenues available under the contract through the expected mid-2004 delivery. In addition, we recorded a charge of approximately $813 for the estimated project costs in excess of the revenues expected under the previous contract terms. In calculating the amount of the charge to be recorded, Tripos was required to utilize the then existing contract terms, and could not assume that the project would continue past delivery and rollout of the production system in mid-2004. Tripos was required to accrue these excess costs so that its year-end financial statements fairly reflected the project status as of December 31, 2003. The negotiations were completed in mid-2004 and the project is progressing to the agreed schedule. Under the revised financial terms, we expect to receive payments equal to our costs to complete the project and therefore are reflecting no margin.

Included in the costs of discovery informatics for 2002 are the effects of a delayed milestone and subsequent restructuring of a contract with another customer. We expensed the anticipated costs to complete the delayed milestone in the second quarter of 2002 when it became apparent that we would incur a loss on that specific milestone. Tripos determined that the corrections and additional work required to successfully deliver the milestone would be substantial enough to cause us to experience a loss of $829 over the entire remaining contract period, primarily driven by the overages associated with completion of this milestone. In accordance with SOP 81-1, Tripos accrued the expected loss to complete this contract. In the fourth quarter of 2002, the delayed milestone was successfully delivered. Further, due to the complexities of the work plan and the losses incurred through the fourth quarter of 2002, Tripos and the customer agreed to an amendment to the overall contract. Our remaining effort under the contract was then reduced to a single milestone to be completed over the 2003 and 2004 fiscal years for a revised fixed fee. Tripos assessed the effort required to complete all its obligations under the remainder of the amended contract and determined that an additional $206 loss would be incurred over the remaining periods. Again, we accrued the total expected loss to complete the contract. Tripos successfully delivered the final versions of the software in the fourth quarter of 2004 and recovered a modest portion of the previously recorded losses.

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21. Stock-based Compensation Plans

In 2002, we adopted the 2002 Employee Stock Purchase Plan that allows eligible employees to purchase stock at the lower of 85% of the fair market value of the stock on the enrollment date or exercise date as defined by the plan. Pursuant to the plan, employee purchases are limited to 10% of annual compensation. The plan originally had 250 shares reserved for issuance. In 2004 the shareholders approved an increase in the reserve of 450 shares. The plan is in effect for ten years unless terminated or amended sooner by the Board of Directors. At December 31, 2004, 250 shares have been purchased under this plan leaving 450 shares available for issuance.

In 1994, we adopted the 1994 Stock Option Plan that is administered by the Compensation Committee and provides for incentive stock options, non-statutory stock options and stock purchase rights to be granted to our employees and consultants. Pursuant to the plan, incentive stock options can be exercised at a price which is not less than the fair value of the stock on the grant date, and non-statutory stock options and stock purchase rights can be exercised at a price which is determined by the Compensation Committee. The Compensation Committee is responsible for establishing the period over which options and rights can be exercised. Options vest at the rate of 25% on the first anniversary of each grant and 1/48th per month over the next three years. All options granted have 10-year terms. The plan, which was amended in 2001 to increase the number of shares of common stock reserved for issuance from 2,560 to 2,960, was in effect for ten years from the date of inception and expired during 2004. The outstanding 1,366 options granted prior to the expiration of the plan will remain outstanding until their exercise, expiration or forfeiture.

21. Stock-based Compensation Plans (continued)

In 1994, we adopted the 1994 Director Option Plan that provides for non-statutory stock options to be granted to non-employee directors at the fair market value of the stock at the date of grant. Options vest in 25% increments on the anniversary of date of grant. The plan, which was amended in 2002 to increase the number of shares of common stock reserved for issuance from 480 to 600, was in effect for ten years from the date of inception and expired during 2004.

This plan was amended in 2001 to allow for discretionary grants of options. The outstanding 417 options granted prior to the expiration of the plan will remain outstanding until their exercise, expiration or forfeiture.

Pro-forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if we had accounted for employee and director stock options under the fair value method of that Statement (see Note 1). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 1.46% to 4.43% for 2004, 1.10% to 4.23% for 2003 and 2.13% to 5.39% for 2002; volatility factor of 0.90 for 2004, 0.97 for 2003 and 0.98 for 2002; and a weighted average expected life of the option of 5.3 years for 2004, 2003 and 2002. For the Tripos Employee Stock Purchase Plan, compensation expense was also estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 1.29% to 4.57% for 2004, 1.10% to 4.23% for 2003 and 2.13% to 5.39% for 2002; volatility factors of 0.90 for 2004, 0.97 for 2003 and 0.98 for 2002; and a weighted average expected life of the option of 6 months. For all years presented, we used a dividend rate of zero.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee and director stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

Additional information relating to the plans is as follows (in thousands, except for earnings per share information):
Options Outstanding Summary	2004 Shares	Weighted Average Exercise Price	2003 Shares	Weighted Average Exercise Price	2002 Shares	Weighted Average Exercise Price
Beginning outstanding	1,835	$ 7.41	1,806	$ 7.60	2,160	$ 7.06
Granted	272	5.85	178	5.69	107	10.68
Exercised	(248)	2.58	(46)	2.68	(357)	4.19
Canceled/expired	(76)	8.31	(103)	9.83	(104)	11.35

Ending outstanding	1,783	$ 7.81	1,835	$ 7.41	1,806	$ 7.60

Exercisable-end of year	1,315		1,405		1,304

Weighted average fair value per share of options granted during the year	$ 4.01		$ 4.08		$ 7.89
December 31, 2004	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.13-$3.94	406	3.36	$ 3.67	406	$ 3.67
$3.94-$5.71	363	7.77	5.38	122	4.92
$5.71-$6.88	391	4.42	6.17	311	6.26
$6.88-$15.13	316	5.74	9.70	237	9.97
$15.13-$19.70	307	6.74	16.27	239	16.16
$2.13-$19.70	1,783	5.50	$ 7.81	1,315	$ 7.81

21. Stock-based Compensation Plans (continued)

In 1996 we adopted the 1996 Director Stock Compensation Plan that is intended to provide additional incentive to the non-employee directors to more closely align their interests to the continued success of Tripos, to afford such non-employee directors an opportunity to acquire a proprietary interest in Tripos and to enable us to continue to attract and retain the best possible talent for its Board of Directors. The 1996 Compensation Plan for non-employee directors changes the form of payment of the annual retainer for non-employee directors from 100% cash to 50% cash and 50% common stock of Tripos. A pool of 400 shares of our common stock was originally reserved from authorized but unissued shares to fund the 1996 Compensation Plan. In 1998, the Board of Directors reduced the share reserve by 240 shares. The 1996 Compensation Plan is in effect for ten years from the date of inception unless terminated or amended sooner by the Board of Directors. As of December 31, 2004, there were 43 shares issued out of the plan, leaving 116 shares available for future issuance to our Directors. Expense related to the shares issued out of the plan was $26, $42 and $42 for 2004, 2003 and 2002, respectively. The expense for 2004 reflects a voluntary 20% pay reduction and the suspension of the Scientific Advisory Committee.

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22. Shareholders' Equity

In January 1996, the Board of Directors of Tripos authorized and declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding on January 26, 1996. Each right represents the right to purchase one one-hundredth of a share of Series A preferred stock. These rights can be exercised only if certain events occur, which include, among other things, when a beneficial owner our common stock acquires a total of 20% or more of our outstanding common stock, without the consent of our board of directors. The rights expire on January 25, 2006 if not exercised by that date, unless our board of directors agrees to an extension of the expiration date. The board has the right to modify the rights agreement and to arrange for certain redemptions of and modifications to the rights, and may under certain circumstances issue shares of common stock in lieu of shares of Series A Preferred Stock.

If the rights become exercisable for the purchase of an aggregate of more than 100 shares of Series A Preferred Stock, we would be required to take action to increase the authorized shares of Series A Preferred Stock as required to satisfy our obligations under the rights plan.

Certain rights and preferences relating to the Series A Preferred Stock are summarized below:

Dividends. Pursuant to our articles of incorporation, as amended to date, holders of Series A Preferred Stock will be entitled to receive dividends that may be declared from time to time by our board of directors out of funds legally available for dividend payments. Following the first issuance of shares of Series A Preferred Stock, holders of Series A Preferred Stock will be entitled to a cumulative quarterly dividend for each share of Series A Preferred Stock held, equal to the greater (i) $2.00 or (ii) 200 times the aggregate per share amount of dividends paid with respect to shares of common stock during such quarter.

Liquidation. If there is a liquidation, dissolution or winding up of our Company, holders of our Series A Preferred Stock will be entitled to receive $200 per share, subject to adjustment, for each outstanding share of Series A Preferred Stock, plus any accrued but unpaid dividends. If, upon a liquidation, dissolution or winding up of our Company, the assets and funds available for the holders of our Series A Preferred Stock would not permit the full payment amount noted above, then all of our assets and funds available for distribution will be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Voting Rights. Holders of our Series A Preferred Stock are entitled to vote their shares of preferred stock, with each share of Series A Preferred Stock entitling the holder thereof to 200 votes per share. Except as otherwise provided by law or our articles of incorporation, shares of Series A Preferred Stock and common stock will vote together as a single class at any meeting of our shareholders or by written consent of our shareholders. The consent of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required for any action that materially alters or changes the powers, preferences or special rights of the Series A Preferred Stock.

Conversion Rights. Holders of our Series A Preferred Stock have no conversion rights.

22. Shareholders' Equity (continued)

Redemption Rights. Our Series A Preferred Stock is not subject to redemption after its issuance. The rights are subject to redemption prior to exercise under certain circumstances, as provided in the rights agreement.

Preemptive Rights. Holders of our Series A Preferred Stock will have no preemptive rights solely by virtue of holding such shares.

Registration Rights. Holders of the rights have not been granted registration rights with respect to shares of Series A Preferred Stock issuable on exercise thereof, solely by virtue of holding such rights or the underlying shares.

Our Board of Directors, without shareholder action, may further amend our articles of incorporation to: (i) divide the currently authorized but undesignated shares of preferred stock into one or more series; (ii) provide a designation for each series so created; and (iii) establish the rights, preferences and privileges of each series so established, subject to the provisions of our articles of incorporation and the Utah Revised Business Corporation Act.

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23. Subsequent Event

On December 22, 2004 we announced an agreement to acquire Optive Research, Inc., a software company offering discovery informatics products complementary with our own to the pharmaceutical and biotechnology industry. The transaction was completed on January 5, 2005 for a total purchase price of $7,933. The acquisition was accomplished through a merger of a newly−formed, wholly−owned subsidiary of Tripos with and into Optive, with Optive surviving as our subsidiary. Under the terms of the agreement, we issued 600 shares of our common stock with a value of $3,183 based on the market value on January 4, 2005 (a portion of which is contractually restricted) and $4,750 in cash to Optive's shareholders. The cash portion was funded by a group of new investors through the issuance of $3,500 of subordinated debt bearing an interest rate of 11.42%, 112 shares of common stock with a negotiated value of $500, and warrants to purchase 156 shares of common stock at $4.48 per share.

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24. Legal Proceedings

On or about July 24, 2003, Tripos and two of our executive officers, Dr. John P. McAlister and Mr. B. James Rubin, were sued in federal district court in St. Louis, Missouri on behalf of purchasers of our common stock during the first half of 2002. The consolidated class action complaint alleged that statements made by us in press releases and other public disclosures contained materially false and misleading information in violation of the federal securities laws.

On or about May 5, 2004, plaintiffs filed a second amended complaint on behalf of a purported class of purchasers of our common stock between February 9, 2000 and July 1, 2002 (the "Class Period"). The second amended complaint generally alleges that, during the Class Period, defendants made false or misleading statements of material fact about our prospects and failed to follow generally accepted accounting principles in violation of the federal securities laws. The second amended complaint also names Ernst & Young LLP as a co-defendant. In August 2004, Tripos and the individual defendants and Ernst & Young filed motions to dismiss the second amended complaint. The amount of damages being sought is unspecified at this time. Although we believe that it has meritorious defenses to the claims alleged against it in this action, it is too early in the litigation to provide an accurate assessment of the likelihood or the extent of any liability arising from this matter.

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25. Selected Quarterly Financial Data (Unaudited)
The following table presents unaudited financial data for each quarter of 2004 and 2003:
	Note (a)				Note (b)
	12/31/04	9/30/04	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03	3/31/03
Total net sales	17,316	16,100	15,903	15,460	12,617	13,844	14,001	13,686
Cost of sales	9,317	8,333	7,409	7,693	7,472	6,236	6,800	5,732
Gross profit	7,999	7,767	8,494	7,767	5,145	7,608	7,201	7,954
Operating expenses	7,143	7,032	7,601	7,849	7,606	8,443	9,060	8,244
Income (loss) from operations	856	735	893	(82)	(2,461)	(835)	(1,859)	(290)
Net income (loss)	246	(145)	156	(25)	(452)	964	1,218	370

Net income (loss) allocable to common shareholders	$ 246	$(145)	$ 156	$ (25)	$ (452)	$ 964	$ 1,218	$ 370
Net income (loss) per:
Basic share	$0.03	($0.02)	$0.02	($0.00)	$ (0.05)	$ 0.11	$0.14	$0.04
Diluted share	$0.03	($0.02)	$0.02	($0.00)	$ (0.05)	$ 0.10	$0.13	$0.04
Basic shares	9,310	9,290	9,173	9,047	8,992	8,988	8,921	8,889
Diluted shares	9,396	9,290	9,352	9,047	8,992	9,459	9,216	9,241

Note (a), Fourth quarter 2004 cost of sales include a charge totaling $890 for the write-down of ChemCore RIO capitalized software asset.

Note (b), Fourth quarter 2003 results include a charge totaling $1,600 for projected losses on our contract with Schering AG. The charge is reflected as a reduction of revenues of $802 and a loss accrual of $813 for anticipated cost overruns up to the achievement of a key delivery milestone in mid-2004.

INDEX TO INTERIM FINANCIAL INFORMATION MARCH 31, 2005

TRIPOS, INC.

UNAUDITED

Consolidated Balance Sheets
In thousands (except per share amounts)	March 31,	December 31,
	2005	2004
Assets:	(Unaudited)
Current assets:
Cash and cash equivalents	$ 5,616	$ 4,171
Marketable securities	71	341
Accounts receivable, less allowances for doubtful accounts of $242 and $246, respectively	9,809	15,666
Inventory	10,370	12,007
Deferred income taxes	--	29
Prepaid expenses	6,826	5,603
Total current assets	32,692	37,817

Property and equipment, less accumulated depreciation	29,778	30,672
Capitalized development costs, less accumulated amortization	2,758	2,159
Goodwill	5,142	965
Intangible assets, less accumulated amortization	4,023	90
Investments recorded at cost	1,433	1,397
Other assets, net	--	22
Total assets	$ 75,826	$ 73,122

Liabilities and shareholders' equity:
Current liabilities:
Current portion of long-term debt	$ 2,718	$ 4,514
Current portion of capital leases	3,706	3,689
Accounts payable	1,638	1,796
Accrued expenses	5,974	8,950
Deferred revenue	19,603	21,945
Total current liabilities	33,639	40,894

Long-term portion of capital leases	1,634	2,653
Long-term debt	6,935	--
Deferred income taxes	1,419	1,709
Shareholders' equity :
Common stock, $0.01 par value; authorized 20,000 shares, issued 10,088 shares as of Mar. 31, 2005 and 9,359 shares as of Dec. 31, 2004.	101	94
Additional paid-in capital	41,301	37,394
Retained earnings (deficit)	(8,300)	(8,089)
Other comprehensive loss	(903)	(1,533)
Total shareholders' equity	32,199	27,866

Total liabilities and shareholders' equity	$ 75,826	$ 73,122

See accompanying notes.

Consolidated Statements of Operations

In thousands, except per share amounts

	Three-months Ended
	March 31, 2005	March 31, 2004
Net sales:	(Unaudited)
Discovery informatics products & support	$ 6,263	$ 5,974
Discovery informatics services	668	715
Discovery research products & services	8,102	8,727
Hardware	10	44
Total net sales	15,043	15,460

Cost of sales	7,907	7,693
Gross profit	7,136	7,767

Operating expenses:
Sales and marketing	2,945	3,142
Research and development	1,921	2,828
General and administrative	1,965	1,879
Total operating expenses	6,831	7,849

Income (loss) from operations	305	(82)

Interest expense	(388)	(231)
Other (loss) income , net	(199)	273
Loss before income tax benefit	(282)	(40)

Income tax benefit	(71)	(15)
Net loss	$ (211)	$ (25)

Basic and diluted loss per share	$ (0.02)	$ (0.00)
Basic and diluted weighted average number of shares	10,060	9,047

See accompanying notes.

Consolidated Statements of Cash Flows

In Thousands

	Three-months Ended
	March 31, 2005	March 31, 2004
Operating activities:	(Unaudited)
Net loss	$ (211)	$ (25)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,328	609
Amortization of capitalized development costs & intangibles	180	68
Amortization of debt discount	14	--
Appreciation in foreign currency hedge instruments	2	757
Deferred tax benefit	(237)	(243)
Gain from sale of marketable securities	(182)	(144)
Impairment loss on long-term investment	88	--

Change in operating assets and liabilities (excluding acquired business):
Accounts receivable	5,565	4,677
Inventories	1,348	1
Prepaid expenses and other current assets	(1,618)	1,221
Accounts payable and accrued expenses	(3,049)	(2,251)
Deferred revenue	(1,675)	4,472
Net cash provided by operating activities	1,553	9,142

Investing activities:
Purchases of property and equipment	(1,076)	(1,101)
Capitalized development costs	(599)	--
Acquisition of business, net of cash received	(4,779)	--
Proceeds from the sale of marketable securities	338	196
Investment in unconsolidated affiliates	(125)	(188)
Net cash used in investing activities	(6,241)	(1,093)

Financing activities:
Proceeds from stock issuance pursuant to stock purchase and option plans	8	17
Proceeds from issuance of common stock	500	--
Net borrowings (repayments) under revolving line of credit	1,900	(1,500)
Proceeds from issuance of long-term debt and capital leases	3,500	341
Payments on long-term debt and capital lease obligations	(851)	(2,945)
Net cash provided by (used in) financing activities	5,057	(4,087)

Effect of foreign exchange rate changes on cash and cash equivalents	1,076	(381)

Net increase in cash and cash equivalents	1,445	3,581

Cash and cash equivalents at beginning of period	4,171	2,945
Cash and cash equivalents at end of period	$ 5,616	$ 6,526

See accompanying notes.

Supplemental Disclosure of Cash Flow Information

Information about noncash investing activities not reflected in the Consolidated Statement of Cash Flows follows:
(Amounts in thousands)	Three Months Ended
	March 31, 2005	March 31, 2004
Noncash investing activities
Increase (decrease) in fair value of marketable securities, net of tax effect	$ 42	$ 7

In January 2005, the Company acquired Optive Research, Inc. for $4,750 in cash, 600 shares of the Company's common stock valued at $3,183 and direct costs of the acquisition. The related assets and liabilities at the acquisition date were as follows (amounts in thousands):
Cash	$ 647
Accounts receivable	809
Prepaids & other	30
Equipment, net	40
Intangible assets	4,080
Goodwill	4,177
Total assets acquired	9,783

Accounts payable	(422)
Accrued expenses	(97)
Deferred revenue	(655)
Common stock issued to sellers	(3,183)

Cash paid	$ 5,426

Notes to Unaudited Consolidated Financial Statements March 31, 2005

In thousands, except per share data

________________________________________________________________________________________________

1.  Summary of Significant Accounting Policies

Organization

Our discovery informatics and discovery research products and services enable life science companies to enhance their drug discovery capabilities. We combine our resources in computer-aided molecular design, cheminformatics, chemistry research and production, with scientists on our staff to address the challenges facing pharmaceutical research organizations. These pharmaceutical firms deliver products and services that are internationally recognized for their innovation and quality. By formulating new chemical compounds and aiding our partners' design of new chemical compounds in ways that we believe are more likely to result in drug discoveries, we offer our customers advantages in terms of research cycle time, cost, and efficiency of research activities.

We have formed commercial relationships with most major pharmaceutical companies and with many emerging biotechnology companies based on their use of some or all of our products and services. In addition, we have established strategic collaborations with several of the companies based on our specific unique capabilities. Representative pharmaceutical clients include: Sanofi-Aventis, Bayer, Bristol-Myers Squibb, Pfizer, and Schering AG. Representative biotechnology clients include: CeNeS, BioTie and Chronogen.

Tripos was formed in 1979 to commercialize software for molecular visualization, analysis and design. In building our discovery informatics services, we have focused on developing an integrated suite of offerings to stay at the leading edge of scientific research. In addition to creating discovery informatics product and service offerings, our chemistry

1.  Summary of Significant Accounting Policies (continued)

research activities have created an opportunity for us to participate in therapeutic collaborations with certain of our customers, giving us the potential for milestones and/or royalty interests in early-stage new drug candidates.

Our business model is based primarily on deriving recurring revenues from our discovery informatics and discovery research businesses and secondarily on achieving contributions from therapeutic collaborations if and when new therapeutics are developed. The following is a description of each area of our business:

  Discovery Informatics Products and Services. The SYBYL® and UNITY® software suites are the foundation of our discovery informatics product (software) offerings. These suites provide integrated tools for computer-aided molecular modeling and visualization, virtual screening (docking), combinatorial library design, data storage and analysis, and structure-activity relationships to customers in pharmaceutical, biotechnology and related life science fields of research. We offer over fifty (50) software products for these research areas. We recently introduced Windows®-based programs such as Lithium®, BenchwareTM and SARNavigator™, along with other desktop systems to reach beyond the traditional computational chemistry user base within life science research organizations: LITHIUM facilitates visualization and communication of computational models to other parts of the organization; Benchware enables combinatorial library enumeration and design to be performed by bench scientists; and SARNavigator provides an intuitive means of high-throughput screening (HTS) data analysis.

Additional new Tripos products and technologies will enable management of modern research laboratory operations as well as data analysis: the Tripos Electronic Notebook™ provides researchers with a common interface to enter all experimental data and store such knowledge and experience for future query and retrieval; ChemCoreRIOTM is a chemical registration, inventory and ordering system; ModelBaseTM is an Oracle® based system for storage and retrieval of computational and therapeutic product knowledge; and the Auspyx® data cartridge is a supporting technology for storing and searching chemical data within Oracle relational databases. These products and technologies are provided to clients through a license arrangement and typically involve some services to facilitate a smooth implementation. Customized software development projects can also be an avenue to assist customers to resolve specific research issues that require new scientific methods, techniques and analytical tools.

  Discovery Research Products and Services. Tripos Discovery Research Centre's laboratories, based in the United Kingdom, offer compound analysis, design and synthesis and a complete suite of lead discovery, optimization, and recovery projects on a fee per service basis. Certain projects are focused on specific therapeutic targets that may result in our obtaining an ownership or economic interest in the products resulting from our research. Typically such ownership positions result only when we invest through contribution of discounted services or of in-kind products or services to a project or through specific and unique scientific expertise. We enter such collaborations on an opportunistic basis if and when scientific and funding resources are available. Our intent is to pursue improved returns from these projects. We do not seek to become a therapeutics company.

We have a geographically diverse customer base, with over half of our revenues derived from customers outside of North America. Our worldwide sales force operates from offices in the United States, Canada, England, France, and Germany, and through representatives around the Pacific Rim. Our headquarters is in St. Louis, Missouri and our chemistry laboratory is in Cornwall, England.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of such financial statements have been included. For a further description of accounting policies, please refer to the "Critical Accounting Policies" section in the Company's audited annual financial statements for the year ended December 31, 2004 included elsewhere within this filing. Operating results for the three-month periods ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

1.  Summary of Significant Accounting Policies (continued)

Revenue Recognition

Discovery Informatics Products

We recognize revenues in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenues from informatics software license agreements are recognized when each of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectibility is probable.

We allocate revenues on perpetual software arrangements involving multiple elements to each element based on the relative fair values of each element. Our determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenues to maintenance and support services, and training. We sell training separately and have established VSOE on this basis. VSOE for maintenance and support is determined based upon the renewal rates in contracts themselves, which is based on a fixed percentage of the current perpetual license list price. Accordingly, assuming all other revenue recognition criteria are met, revenues from perpetual licenses are recognized upon delivery of the software using the residual method in accordance with SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions."

Software maintenance agreements provide technical support and the right to unspecified enhancements and upgrades on a "when-and-if-available" basis. Post-contract customer support revenues on perpetual agreements are recognized ratably over the term of the support period (generally one-year), and training and other service revenues are recognized as the related services are provided. Any unrecognized portion of amounts paid or billed in advance for licenses and services is recorded as deferred revenue.

Term and Bundled licenses represent time-based license arrangements for one or multiple software products that are sold with maintenance and support for the term of the license arrangement. We do not have VSOE to determine fair value of the maintenance and support in term arrangements and therefore recognize revenues from these bundled time-based licenses ratably over the license term, which is typically 1 to 3 years.

Discovery Informatics Services

Discovery Informatics Services (DIS) represents contracts for the development and delivery of enterprise-wide customized software (such as laboratory information systems or database integration projects). Technological feasibility exists on these software arrangements and they typically include installation at the customer's site. We account for these arrangements in accordance with SOP 81-1, as required by SOP 97-2 since the contract to deliver software and installation requires significant production, modification or customization of software.

In applying the provisions of SOP 81-1 the percentage of completion method is utilized. For contracts where customer approval of contractually required tasks must occur at each distinct milestone, and where amounts billable are indicative of progress-to-completion, we record revenues when a milestone has been met and accepted by the customer. For contracts without distinct milestones, we measure progress using the cost-to-cost method, which approximates progress towards completion. When current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period that the loss becomes evident.

DIS also includes software development ("SD") projects that are contractual arrangements with customers for use of our software developers in an effort to develop a scientific software tool for use in drug discovery. Billings may be on a time and materials basis; accordingly, we record the related revenue when the time and costs are incurred at the stated contractual rates. Other contracts may be accounted for under milestone or completed contract basis depending on the negotiated terms. For these arrangements, cost and revenues are deferred until achievement of the milestone or completion of the contract.

1.  Summary of Significant Accounting Policies (continued)

Discovery Research Products and Services

Discovery research sales include: (1) sales of chemical compounds from inventory, (2) long-term contracts to design and produce chemical compounds to customer specifications, or (3) contracts to perform discovery research activities.

We recognize revenue from the sale of chemical compounds upon shipment of the products, FOB shipping point, to the customer. This practice is consistent with the four criteria required for revenue recognition listed in paragraph 1 of Staff Accounting Bulletin ("SAB") 101 issued by the U.S. Securities and Exchange Commission ("SEC"). For chemical compound transactions, persuasive evidence of an agreement exists upon the receipt of a contract outlining the purchase and usage terms of the compounds. A purchase order may also be received as confirmation. As stated above, revenue is not recognized until the compounds have been shipped to the customer. The selling price for compounds is fixed according to the terms of the contract or customer's purchase order. Payment terms for chemical compound transactions are Net 30 days. We have experienced very few bad debts arising from these product transactions; as a result, collectibility is reasonably assured.

In accordance with SOP 81-1, sales derived from long-term contracts to design and produce chemical compounds to customer specifications are recorded using the percentage of completion method as the compounds are delivered (under the units of delivery method). The contract costs related to delivered compounds are recorded to cost of sales as the compounds are delivered and revenue is recognized.

Discovery research activities may involve lead compound optimization projects, custom synthesis, and compound design. These contracts generally call for non-refundable contractual fees tied to time and materials. Accordingly, revenues under contracts of this type are recorded on a time and material basis. When contracts to perform discovery research activities require a specific deliverable, the direct and incremental contract costs are deferred. Revenue and the contract costs are then recorded upon delivery and acceptance.

Hardware Sales

Hardware sales are recorded upon delivery unless delivered in connection with a contractual arrangement involving term or bundled software licenses. When hardware is sold in conjunction with a term or bundled license, the entire contractual revenue amount is recognized ratably over the term or bundled software license period and the related hardware costs are deferred and recorded in cost of sales ratably over the same period.

Stock-based Compensation

We account for stock option plans under the intrinsic value method as permitted under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related Interpretations. Under APB 25, generally no compensation expense is recognized because the exercise price of the options equals the fair value of the stock at the grant date.

The following table illustrates the effect on net income and earnings per share for the three-months ended March 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure", to stock-based employee compensation.

	Three-month Period
	March 31, 2005	March 31, 2004
Net loss as reported	$ (211)	$ (25)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	115	239
Pro forma net loss	$(326)	$ (264)

Pro forma loss per share:
Basic and diluted- as reported	$(0.02)	$ (0.00)
Basic and diluted- pro forma	$(0.03)	$ (0.03)

1.  Summary of Significant Accounting Policies (continued)

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), Accounting for Income Taxes, which prescribes the use of the asset and liability method whereby deferred tax assets or liabilities are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. In accordance with FAS 109, income tax expense includes 1) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the period plus any change in valuation allowances, and 2) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The primary difference between financial statement income and taxable income results from the use of different methods of computing depreciation, capitalized development cost, certain revenue recognition activities, other timing differences and the valuation of net operating loss carryforwards. Deferred taxes do not reflect temporary differences relating to our investment in foreign subsidiaries as these amounts have been deemed to be permanently invested. Estimating the deferred tax position on these amounts is not practical.

The effective tax rate for 2005 reflects management's current estimate of the distribution of earnings among the statutory jurisdictions in which we operate and the valuation of certain tax credits and net operating losses in the U.S. and U.K. from prior tax years (each ending December 31). Valuation allowances established for deferred tax assets related to net operating losses does not impair our ability to use those deferred tax assets upon achieving profitability in the related jurisdictions. Upon the recognition of income in future periods in the jurisdictions where the deferred tax assets were created, release of the corresponding valuation allowances may result in a lower effective tax rate.

_______________________________________________________________________________________________

2.  Contingent Liabilities

On or about July 24, 2003, the Company and two of its executive officers, Dr. John P. McAlister and Mr. B. James Rubin, were sued in federal district court in St. Louis, Missouri on behalf of purchasers of the Company's common stock during the first half of 2002. The consolidated class action complaint alleged that statements made by the Company in press releases and other public disclosures contained materially false and misleading information in violation of the federal securities laws. On or about May 5, 2004, plaintiffs filed a second amended complaint on behalf of a purported class of purchasers of the Company's common stock between February 9, 2000 and July 1, 2002 (the "Class Period"). The second amended complaint generally alleges that, during the Class Period, defendants made false or misleading statements of material fact about the Company's prospects and failed to follow generally accepted accounting principles in violation of the federal securities laws. The second amended complaint also names Ernst & Young LLP, the Company's former independent registered public accounting firm, as a co-defendant. In August 2004, the Company and the individual defendants and Ernst & Young filed motions to dismiss the second amended complaint. The amount of damages being sought is unspecified at this time. Although the Company believes that it has meritorious defenses to the claims alleged against it in this action, it is too early in the litigation to provide an accurate assessment of the likelihood or the extent of any liability arising from this matter.

_

______________________________________________________________________________________________

3.  Comprehensive Income (Loss)

The components of comprehensive income, net of related tax, for the three-month periods ended March 31, 2005 and 2004 were as follows:
	Three-month Period
	March 31, 2005	March 31, 2004
Net loss	$ (211)	$ (25)
Unrealized gain (loss)on marketable securities	42	7
Less: reclassification for gains included in net income	(113)	(90)
Foreign currency translation adjustments	701	321
Comprehensive income	$ 419	$ 213

The components of accumulated other comprehensive income, net of related tax, at March 31, 2005 and December 31, 2004 were as follows:
	March 31, 2005	March 31, 2004
Foreign currency translation adjustments	$ (928)	$ (1,629)
Unrealized gain on marketable securities	25	96
Accumulated other comprehensive loss	$ (903)	$ (1,533)

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4.  Significant Customers

During the first quarter of 2005, revenues from Pfizer, Inc. represented 46% of total net sales. For the same period in 2004, Pfizer represented 57% of total net sales. No other customers represented over 10% of total net sales in either period. We have provided products and services to Pfizer under three separate contracts: multi-year worldwide licenses to our discovery software products, multi-year collaborative software development project and a $90 million four-year discovery research project to design and synthesize exclusive compound libraries.

_______________________________________________________________________________________________

5.  Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three-month periods ended March 31, 2005 and 2004.
	Three-months Ended
	03-31-2005	03-31-2004
Numerator:
Numerator for basic earnings per share--net loss	$ (211)	$ (25)
Denominator:
Denominator for basic earnings per share-- Weighted average shares	10,060	9,047
Effect of dilutive securities:
Employee stock options --Note A	--	--
Denominator for diluted earnings per share-- Adjusted weighted average shares	10,060	9,047
Basic and diluted loss per share	$ (0.02)	$ (0.00)

For additional disclosures regarding earnings per share, see the notes to the Company's 2004 consolidated financial statements in its Form 10-K.

--Note A: For the three-months ended in 2005 and 2004, weighted average shares outstanding did not include 78 shares and 299 shares, respectively, related to the effect of employee stock options as their inclusion would have been anti-dilutive.

_______________________________________________________________________________________________

(6)  Inventory

We maintain a physical inventory of chemical compound libraries in various states of completion. Costs associated with the manufacture of compounds are calculated using the standard cost method and are carried at the lower of cost (standard cost method approximating FIFO) or market. Compounds that are acquired from third parties are also carried at the lower of cost or market. In calculating the reserve for obsolescence, collections of compounds are reviewed for their age and cumulative sales trends, and if necessary, a reserve provision is made so that the carrying value is at or below the respective net realizable values. If there is, in our opinion, a significant adverse deviation in sales trends for a specific compound collection or library, an additional reserve provision is taken. A portion of the inventory is used in discovery research projects. Depreciation of this inventory is recorded in the reserve for obsolescence over its 10-year expected useful life. Work in process and finished goods inventory includes the accumulated cost of compounds in production or awaiting shipment to customers under discovery research or custom synthesis contracts. Inventory balances at March 31, 2005 and December 31, 2004 were:
	March 31, 2005	December 31, 2004
Raw materials	$ 2,170	$ 2,124
Work in process	5,379	6,594
Finished goods	6,398	6,815
Reserve for obsolescence	(3,577)	(3,526)
Total inventory	$ 10,370	$ 12,007
Costs of discovery research projects included in Work in Process and Finished Goods above	$ 5,557	$ 7,468

________________________________________________________________________________________________

7.  Time-based Software License Arrangements

Certain time-based software license arrangements are covered by non-cancelable agreements whose terms generally range from one to three years. Revenue from these time-based software license arrangements is recognized ratably over the agreed term. The following table shows the amount of revenues to be recognized from these non-cancelable arrangements after March 31, 2005:

Revenues to be recognized in:	Amount
2005	$ 15,321
2006	10,067
2007	5,361
2008 and later	335
Total	$ 31,084

Tripos is typically paid annually under these contracts. Shown below are the amounts to be billed under these contracts subsequent to March 31, 2005 (amounts not included in the accompanying balance sheets at March 31, 2005).
Amounts to be billed in:	Amount
2005	$ 7,582
2006	7,367
2007	1,093
2008	60
Total	$ 16,102

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8.  Goodwill and Other Intangible Assets

At March 31, 2005 and 2004, the Company had the following intangible asset balances:

	March 31, 2005		December 31, 2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Acquired software	$ 3,760	$ 123	$ --	$ --
Noncompete agreements	320	21	--	--
Patents and trademarks	183	96	183	93
Total	$ 4,263	$ 240	$ 183	$ 93

Amortization expense was approximately $47 and $3 for the three-month periods ended March 31, 2005 and 2004, respectively. Estimated annual amortization expense for the next 5 years is: 2005 - $588; 2006 - $588; 2007 - $578; 2008 - $576 and 2009 - $120.

The changes in the carrying amount of goodwill for the three months ended March 31, 2005 are as follows:
	Discovery	Discovery
	Informatics	Research	Total
Balance at December 31, 2004	$ --	$ 965	$ 965
Acquisition of Optive Research, Inc.	4,177	--	4,177
Balance at March 31, 2005	$ 4,177	$ 965	$ 5,142

The goodwill related to the acquisition of Optive is not tax deductible.

9.  Debt Facilities

We have existing credit facilities provided by LaSalle Bank in the form of a revolving line of credit and a mortgage loan for our corporate headquarters building. The credit facilities are collateralized by substantially all of our U.S. assets and stock pledges for each of the U.S. and U.K. subsidiaries.

The mortgage note calls for even quarterly principal payments based on a twenty-year amortization schedule. Borrowings under the mortgage are subject to a variable interest rate at LIBOR plus 2.25%. Interest rates paid by the Company on the mortgage averaged 4.8% during the first quarter of 2005. As of March 31, 2005, $3,861 was remaining on the mortgage.

The revolving facility was a one-year commitment for a $6,000 line of credit. Covenants under the revolving facility include minimum interest coverage, minimum shareholders' equity, maximum capital expenditure and an annual clean down period of 30 consecutive days in which no borrowings are outstanding. We were in compliance with all covenants as of March 31, 2005 and March 31, 2004 and achieved the 30-day clean down provision in July 2004. The line of credit carries a commitment fee of 3/8% of the unused portion of the line. At March 31, 2005, we had $2,500 of borrowings outstanding. Due to the one-year commitment of the amended credit facility, draws on the line of credit are classified as short-term debt.

Subsequently, in April 2005, the Company and LaSalle Bank entered into an amendment to the existing credit facility and mortgage loan. The revolving line of credit continues as a one-year commitment, however, borrowing capacity increased to $6,500. All other terms of the revolving line of credit remain the same, including all covenants. At December 31, 2004, the balance owed on the mortgage note of $3,914 was presented as a current liability on the balance sheet since it was due within a one-year period. The April 2005 amendment extends the maturity of the mortgage from December 2, 2005 to April 18, 2008, therefore amounts due in excess of one year, $3,643, have been classified as long-term liabilities while $218 remains classified as short-term.

In connection with the Optive acquisition, the Company issued a subordinated promissory note to Horizon Technology Finance with a face value of $3,500 and a stated interest rate of 11.42%. The repayment terms of the promissory note require monthly interest only payments of $33 for the first 18 months, followed by 30 monthly payments of $135 beginning on August 1, 2006. Each payment of principal will be accompanied by payment of accrued but unpaid

9.  Debt Facilities (continued)

interest to the date of the payment. In addition, as part of the financing transaction, 112 shares of common stock were issued to Horizon and Sand Hill Capital at a discounted price of $4.48 per share. 156 warrants to purchase common stock were issued to Horizon at a negotiated price of $4.48. When taken as a whole, these transactions resulted in an original issuance debt discount of $222 that is being amortized to interest expense over the life of the loan.

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10.  Long-term Investments

Since 2001, we have invested in the Life Science Ventures II fund administered by A.M. Pappas. This fund invests in new and developing companies in the life science sector. Our investment commitment of $2,500 represents approximately 2.2% of the total capital of the fund. As of March 31, 2005 we had invested $1,875 or 75% of our total commitment. The fund records investment impairments when identified, for which we recognize our pro-rata share of such impairments. The fund's managers determined that certain investments were impaired. We recorded our pro-rata share of the fund's investment impairments, totaling $88 in the first quarter of 2005.

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11.  Segments

The Company operates in two industry segments, Discovery Informatics and Discovery Research. The Company's Discovery Informatics segment designs, or in-licenses, and sells licenses to software suites that provide computer-aided molecular modeling and visualization, visual screening, combinatorial library design, data storage and analysis, and structure-activity relationships to customers in pharmaceutical, biotechnology and related life science fields of research.  The Company's Discovery Research segment provides drug discovery services to pharmaceutical and biotechnology companies. High-end services offered are based on application by Tripos of its proprietary high-throughput combinatorial chemistry, and Tripos' ChemspaceTM database searching and selection technologies, including the Lead HoppingTM method for quick identification of alternative chemistries for the customer's problem.

Summarized financial information concerning the industry segments follows:

DI=Discovery Informatics

DR=Discovery Research

	Three Months-End March 31,
	2005			2004
	DI	DR	Total	DI	DR	Total
Revenues:
DI products	$ 6,273	$ --	$ 6,273	$ 6,018	$ --	$ 6,018
DI services	668	--	668	715	--	715
DR products & services	--	8,102	8,102	--	8,727	8,727
Total revenues	$6,941	$ 8,102	$ 15,043	$ 6,733	$ 8,727	$ 15,460

Depreciation & amortization	$ 408	$ 950	$ 1,358	$ 130	$ 426	$ 556
Non-allocated corporate			150			121
Depreciation & amortization on statement of operations			$ 1,508			$ 677

Operating income	$ 1,093	$ 683	$ 1,776	$ 918	$ 711	$ 1,629
Non-allocated corporate departments			(1,471)			(1,711)
Operating income (loss) on per statement of operations			$ 305			$ (82)

Long-lived assets	$ 17,471	$ 24,230	$ 41,701	$ 9,468	$ 23,543	$ 33,011

Total assets (1)	$ 28,829	$ 41,381	$ 70,210	$ 22,341	$ 41,261	$ 63,602
Consolidated cash			5,616			6,526
Total assets on balance sheet			$ 75,826			$ 70,128
  Excludes cash and cash equivalents of $5,616 and $6,526 in 2005 and 2004, respectively as cash and cash equivalents are monitored on a consolidated basis.

_______________________________________________________________________________________________

(12)  Business Combination

On December 22, 2004 we announced an agreement to acquire Optive Research, Inc. ("Optive"), a U.S. software company offering discovery informatics products complementary with our own to the pharmaceutical and biotechnology industry. We acquired Optive to maintain access to products presently being distributed by us and to gain access to new technologies being developed. The transaction was completed on January 5, 2005, for consideration including cash and stock. The acquisition was accomplished through a merger of a newly−formed, wholly−owned subsidiary of Tripos with and into Optive, with Optive surviving as our subsidiary. Under the terms of the agreement, we issued 600 shares of our common stock with a value of $3,183 (a portion of which is restricted and will vest evenly on a semi-annual basis over 2 years) and $4,750 in cash to Optive's former shareholders. The cash portion was funded by a group of new investors through the issuance of $3,500 of subordinated debt bearing an interest rate of 11.42%, 112 shares of common stock with a negotiated value of $500 and warrants to purchase 156 shares of common stock at $4.48 per share. Optive's operating revenues prior to the acquisition were approximately $2,400, including nearly $900 of royalty payments made by us. The purchase price, including estimated direct acquisition costs, has been allocated as follows:
Cash	$ 647
Accounts receivable	809
Prepaid expenses	30
Property & equipment, net	40
Intangible software & non-compete agreements	4,080
Goodwill	4,177
Accounts payable	(422)
Accrued expenses	(97)
Deferred revenue	(655)

The allocation of purchase price is subject to change pending the completion of the Company's valuation of tangible and intangible assets acquired. The Company does not expect any such changes to be material.

Optive's results of operations are included in our consolidated statements of operations from the date of acquisition.

________________________________________________________________________________________________

13.  New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151 "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to require that these items be included as current-period charges and not included in overhead. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions in FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of evaluating the requirements of FAS 151 but do not expect the adoption of FAS 151 to have a significant effect on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (FAS 123R"), which revises and replaces SFAS No. 123, "Accounting for Stock-Based Payment" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of operations. The pro-forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions of FAS 123R were to have been effective for reporting periods beginning after June 15, 2005. At the end of March, the SEC staff released Staff Accounting Bulletin No. 107 (SAB 107), providing guidance for implementing FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement 123R). Subsequently, the Commission delayed the implementation dates for Statement 123R to the start of a Company's fiscal year. As a result, we will be required to comply with the provisions of FAS 123R beginning January 1, 2006. We are currently evaluating the requirements of FAS 123R, but because we are presently accounting for employee stock option grants in a footnote disclosure as permitted by SFAS No. 123, the adoption of FAS 123R will have an impact on our results of operations effective upon adoption.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

SEC registration fee	$434
Legal fees and expenses	100,000
Accounting fees and expenses	40,000
Miscellaneous	4,566

Total	$145,000

Item 14. Indemnification of Directors and Officers.

The Utah Revised Business Corporation Act (the "Revised Act") contains provisions permitting and, in some situations, requiring Utah corporations to indemnify their directors and officers (including advancement of reasonable expenses under certain conditions) against liabilities and expenses incurred in connection with their services to the corporation in those capacities. Our articles of incorporation and bylaws, as amended to date, contain provisions requiring us to indemnify our directors and officers to the fullest extent permitted by the Revised Act.

The Revised Act permits indemnification of a director of a Utah corporation, in the case of a third party action, if the director (i) conducted himself or herself in good faith, (ii) reasonably believed that his or her conduct was in or not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Revised Act also permits indemnification of officers to the same extent (or even to a greater extent) as directors. The Revised Act further provides for mandatory indemnification against all reasonable expenses incurred by directors and officers who are successful, on the merits or otherwise, in connection with the defense of any proceedings to which they become parties, or in the defense of any claims, issues or matters in such proceedings, because of their position as officers and/or directors, unless otherwise limited in the corporation's articles of incorporation.

Our bylaws require us to indemnify our directors and officers, to the fullest extent permitted by the Revised Act, against all reasonable expenses incurred by a director or officer in connection with any proceeding by or in the right of Tripos, if the director or officer acted in good faith and in the manner he or she reasonably believed to be in or not opposed to our best interests. Generally, the Revised Act prohibits indemnification of a director in a derivative action in which the director is adjudged liable to the corporation, or in any proceeding in which the director is adjudged liable to the corporation on the basis that he or she derived an improper personal benefit. However, upon application by a director or officer, a court may order indemnification of an officer or director if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, even if the director or officer failed to meet the applicable standard of conduct or is adjudged liable to the corporation. However, under circumstances where the director or officer is adjudged liable to the corporation, such indemnification is limited to reasonable expenses incurred.

In addition, the Revised Act and our bylaws authorize us to purchase insurance for our directors and officers insuring them against certain risks as to which we may be unable lawfully to indemnify them. We have purchased insurance coverage for our directors and officers as well as insurance coverage to reimburse us for potential costs of corporate indemnification of our directors and officers.

We have entered into indemnification agreements with our directors and officers, attached as exhibit 10.13 hereto, containing provisions that we believe are consistent with the specific indemnification provisions contained in the Revised Act. The indemnification agreements require us to indemnify such directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In the last three years we have sold the following unregistered securities:

  On December 22, 2004, Tripos, Inc. issued a press release announcing an agreement to acquire Optive Research, Inc. The acquisition was accomplished on January 5, 2005 through a merger of a newly−formed, wholly−owned subsidiary of Tripos with and into Optive, with Optive surviving as a Tripos subsidiary. Under the terms of the agreement, Tripos issued 599,515 shares of its common stock (a portion of which will be contractually restricted) and $4.75 million in cash to Optive's shareholders. The cash portion was funded by Horizon Technology Finance, LLC and Sand Hill Venture Debt III, LLC through the issuance of $3.5 million of subordinated debt, 111,606 shares of common stock, and warrants to purchase 156,250 shares of common stock. The acquisition was subject to certain closing conditions and closed in January 2005. The 599,515 shares of Tripos common stock issued to Optive shareholders in the merger, the 111,606 shares of common stock issued to Horizon and Sand Hill, and the warrants to purchase 156,250 shares of common stock issued to Horizon were issued in reliance on Section 4(2) under the Securities Act of 1933 and Regulation D promulgated thereunder in a transaction not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2002, December 31, 2003 and December 31, 2004

(in thousands)

		Additions
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions Charged to Reserves	Balance at End of Period
Allowance for Doubtful Accounts
2002	$ 582	$ 28	--	$ 364	$ 246
2003	246	357	--	213	390
2004	390	(50)	--	94	246

Valuation Allowance for Deferred Income Tax Assets
2002	$ 4,916	$ 124	--	--	$ 4,792
2003	4,792	817	--	--	5,609
2004	5,609	1,666	--	--	7,275

Inventory Reserve for Obsolescence
2002	$ 1,223	$ 452	--	73	$ 1,602
2003	1,602	918	--	--	2,520
2004	2,520	1,006	--	--	3,526

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, State of Missouri, on May 17, 2005.

TRIPOS, INC.

By: /s/ John P. McAlister

________________________________________

Dr. John P. McAlister, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 17th day of May 2005.

Signature	Title

/s/ John P. McAlister	President and Chief Executive Officer, Director
Dr. John P. McAlister
/s/ B. James Rubin	Senior Vice President, Chief Financial Officer,
B. James Rubin	and Secretary (Principal Financial Officer)
/s/ John D. Yingling	Vice President,
John D. Yingling	Chief Accounting Officer, and Assistant Secretary (Principal Accounting Officer)
Chairman of the Board of Directors
Ralph S. Lobdell*
Director
Stewart Carrell*
Director
Gary Meredith*
Director
Alfred Alberts*
Director
Ferid Murad*

*By: /s/John D. Yingling

John D. Yingling

Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Distribution Agreement between Tripos and E&S(1)
3.1	Amended and Restated Articles of Incorporation of Tripos, Inc. dated January 26, 1996(3)
3.2	Amended and Restated Bylaws of Tripos, Inc. (1)
3.3	Articles of Amendment to the Articles of Incorporation of Tripos, Inc. dated January 26, 1996(6)
3.4	Articles of Amendment to the Articles of Incorporation of Tripos, Inc. dated February 4, 2000(5)
4.1	Rights Agreement between Tripos and Boatmen's Trust Company, as Rights Agent, dated January 26, 1996(3)
4.2	First Amendment to Rights Agreement between Tripos and Boatmen's Trust Company assigning the responsibilities of the Rights Agent to ChaseMellon Shareholder Services, L.L.C., dated October 13, 1998(8)
5	Opinion of Snell & Wilmer L.L.P.
10.1	Tripos, Inc. 1994 Stock Option Plan(2)
10.2	Tripos, Inc. 1994 Employee Stock Purchase Plan(2)
10.3	Tripos, Inc. 1994 Director Option Plan(2)
10.4	Tripos, Inc. 1994 401(k) Plan(2)
10.5	Amendment to the 1994 401 (k) Plan(3)
10.6	Tripos, Inc. 1996 Director Stock Compensation(3)
10.7	Tripos, Inc. 2002 Employee Stock Purchase Plan(4)
10.8	Amendment to the 1994 Director Option Plan(4)
10.9	Agreement and Plan of Merger among Tripos, Inc., Owl Acquisition, Inc., Optive Research, Inc., Dr. Robert S. Pearlman and Bryan S. Koontz dated December 21, 2004(7)
10.10	Third Amendment to the Amended and Restated Loan Agreement with LaSalle Bank N.A. dated December 20, 2004(8)
10.11	Stock Purchase Agreement among Tripos, Horizon Technology Funding Company II LLC, Horizon Technology Funding Company III LLC and Sand Hill Venture Debt III, LLC dated December 21, 2004
10.12	Form of Executive Severance Agreement
10.13	Form of Indemnification Agreement with Directors and Executive Officers
10.14	Tripos, Inc. 2005 Equity Incentive Plan(9)
10.15	Form of Tripos, Inc. 1994 Stock Option Agreement
10.16	Form of Tripos, Inc. 1994 Director Option Agreement
10.17	Form of Tripos, Inc. 2005 Equity Incentive Agreement
21	Subsidiaries of Registrant*
23.1	Consent of BDO Seidman, LLP regarding the financial statements of Tripos, Inc.
23.2	Consent of Ernst & Young LLP regarding the financial statements of Tripos, Inc.
23.3	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5).
24	Power of Attorney of Tripos, Inc. (included on signature page).

_______________

* Previously filed.
      Previously filed as an exhibit to the Company's Registration Statement on Form 10 dated May 27, 1994 (SEC File No. 0−23666) and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Registration Statement on Form S−8, (SEC File No. 33−79610) dated May 31, 1994 and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Form 10−K for the fiscal year ended December 31, 1995 (SEC File No. 0−23666) and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Proxy Statement for the May 7, 2002 Annual Shareholders' Meeting (SEC File No. 0−23666).
      Previously filed as an exhibit to the Company's Form 10−K for the fiscal year ended December 31, 1999 (SEC File No. 0−23666) and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Form 8−K filed on March 15, 1996 (SEC File No. 0−23666) and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Form 8-K filed on January 10, 2005 (SEC File No. 0−23666) and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Form 10−K for the fiscal year ended December 31, 2004 (SEC File No. 0−23666) and incorporated herein by reference.
      Previously filed as an exhibit to the Company's Proxy Statement for the May 11, 2005 Annual Shareholders' Meeting (SEC File No. 0-23666).